

82- SUBMISSIONS FACING SHEET



03024582

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tianjin Capital Environmental Protection Company Limited

*CURRENT ADDRESS No. 45 Guizhou Road, Heping District
Tianjin, The PRC
300051

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 34739 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 7/14/03

Annual Report 2002



Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

Contents

Company Information

1. **Company name**

Chinese name	天津創業環保股份有限公司 (the "Company")
English name	Tianjin Capital Environmental Protection Company Limited
Abbreviation of the English Name	TCEPC

2. **Legal representative** — Ma Baiyu

3. **Secretary to the Company's Board of Directors and Secretary in Hong Kong**

Secretary to the Board of Directors	Fu Yana
Correspondence address	No. 45 Guizhou Road Heping District Tianjin The People's Republic of China (the "PRC")
Postal code	300051
Telephone number	86-22-2352 3036
Facsimile number	86-22-2352 3100
E-mail address	tjcep@public.tpt.tj.cn
Company Secretary in Hong Kong	Ip Pui Sum
Correspondence address	Flat A, E, F, 16/F Yardley Commercial Building No. 3 Connaught Road West Sheung Wan Hong Kong
Telephone number	852-2803 2373
Facsimile number	852-2540 6365
E-mail address	ippuisum@pacific.net.hk

4. **Legal advisors appointed by the Company**

PRC lawyer	Beijing Jun He Law Offices
Hong Kong lawyer	Li & Partners

5. Auditors appointed by the Company

PRC auditors	PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd.
Address	12/F, Shui On Plaza 333 Huai Hai Zhong Lu Shanghai 2000201 the PRC
International auditors	PricewaterhouseCoopers Certified Public Accountants
Address	22/F, Prince's Building Central Hong Kong

6. Company address

Registered address	No. 18 Jinlong Apartment Shuishang Park North Road Nankai District Tianjin, the PRC Postal code: 300074
Principal office address	No. 45 Guizhou Road Heping District Tianjin, the PRC Postal code: 300051
E-mail address	tjcep@public.tpt.tj .cn

7. Designated media for the Company's announcement

Newspapers for the Company's announcement	Shanghai Securities, Hong Kong Wen Wei Po and The Standard
Website as required by the China Securities Regulatory Commission ("CSRC") for the Company's annual report	http://www.sse.com.cn
Website as required by The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") for the Company's annual report	http://www.hkex.com.hk
Place where the Company's annual report is available for inspection	Office of the Secretary to the Board of Directors No. 45 Guizhou Road Heping District Tianjin, the PRC

8. Information about the Company's listed shares

Place for listing of A Shares	Shanghai Securities Exchange ("SSE")
Short form	Tianjin Capital
Share code	600874
Place for listing of H Shares	Hong Kong Stock Exchange
Short form	Tianjin Capital
Share code	1065

9. Other information

(1)	Place of initial business registration	No. 10 Hubei Road, Heping District, Tianjin, the PRC
	Date of initial business registration	8th June 1993
	Date of change in registration	26th August 1998, 8th January 2001 and 23rd July 2001
	Place of change in registration	No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC
(2)	Number of business licence of enterprise legal person	Qi Gu Jin Zong Zi No. 009079
(3)	Tax registration number	
	State registration number	Guo Shui Jin Zi 120101103065501
	Local registration number	Di Shui Jin Zi 120101103065501
(4)	Agent for custody of the Company's non-circulating shares	China Securities Registration Company Shanghai Branch

Accounting Data and Business Statistics Highlights

1. PROFIT FOR THE YEAR AND ITS ANALYSIS

(1) In accordance with the Accounting Standards and the Accounting System for Business Enterprises of the PRC (collectively "PRC GAAP"), the Company and its subsidiary company (the "Group") have achieved total profit of Rmb 428,536,000, details of which are as follows:

	Rmb
Total profit	428,536,000
Net Profit	287,236,000
Net profit after extraordinary items	288,378,000
(Note: net of extraordinary items and amounts:	
non-operating income of Rmb 42,000	
non-operating expenses of Rmb 1,184,000)	
Profit from principal operations	487,722,000
Profit from other operations	514,000
Operating profit	429,678,000
Non-operating expenses - net	(1,142,000)
Net cash flows from operating activities	359,348,000
Increase in cash and cash equivalents	277,461,000

(2) The net profit of the Group as prepared in accordance with PRC GAAP was Rmb 287,236,000. The net profit of the Group as prepared in accordance with the Accounting Principles Generally Accepted in Hong Kong ("HK GAAP") was Rmb 287,236,000. There was no difference.

2. PRINCIPAL ACCOUNTING DATA AND FINANCIAL HIGHLIGHTS FOR THREE YEARS

(1) For each of the three years ended 31st December 2002, as prepared in accordance with PRC GAAP:

Indicators		Unit	2002	2001	2000
1.	Principal operating income	Rmb'000	**670,749**	595,986	3,500,738
2.	Net profit	Rmb'000	**287,236**	267,634	168,604
3.	Total assets	Rmb'000	**2,757,008**	1,926,984	1,419,534
4.	Shareholders' equity (before minority interest)	Rmb'000	**1,742,074**	1,567,888	1,406,654
5.	Earnings per share (diluted)	Rmb per share	**0.22**	0.20	0.13
6.	Earnings per share after extraordinary item	Rmb per share	**0.22**	0.20	0.13
7.	Net asset value per share	Rmb per share	**1.31**	1.18	1.06
8.	Adjusted net asset value per share	Rmb per share	**1.31**	1.18	1.06
9.	Net cash flows from operating activities per share	Rmb per share	**0.27**	0.14	0.79
10.	Return on net assets (diluted)	%	**16.49**	17.07	11.99

Note: Return on net assets and earnings per share as calculated according to the "Information Disclosure for Companies Issuing Listed Securities" (No. 9) of the China Securities Regulatory Commission are as follows:

	Return on net assets		Earnings per share	
Profit for the year under review	**Fully diluted**	**Weighted average**	**Fully diluted**	**Weighted average**
	%	%	*(Rmb)*	*(Rmb)*
Profit from principal operations	28.00	28.50	0.37	0.37
Operating profit	24.66	25.11	0.32	0.32
Net profit	16.49	16.78	0.22	0.22
Net profit, net of extraordinary item	16.55	16.85	0.22	0.22

2. PRINCIPAL ACCOUNTING DATA AND FINANCIAL HIGHLIGHTS FOR THREE YEARS *(Cont'd)*

(2) For each of the three years ended 31st December 2002, as prepared in accordance with HK GAAP:

Indicators	Unit	2002	2001	2000
1. Income from principal operations	Rmb'000	**633,858**	563,207	3,499,943
2. Net profit	Rmb'000	**287,236**	267,634	178,091
3. Total assets	Rmb'000	**2,757,008**	1,926,984	1,419,534
4. Shareholders' equity	Rmb'000	**1,855,124**	1,674,288	1,406,654
5. Earnings per share	Rmb per share	**0.22**	0.20	0.13
6. Earnings per share after extraordinary item	Rmb per share	**0.22**	0.20	0.13
7. Net asset value per share	Rmb per share	**1.39**	1.26	1.06
8. Adjusted net asset value per share	Rmb per share	**1.39**	1.26	1.06
9. Net cash flows from operating activities per share	Rmb per share	**0.27**	0.14	0.79
10. Return on net assets	%	**15.48**	15.98	12.66

Note: There is no change in the number of shares throughout the year. As a result, weighted average earnings per share is equal to fully diluted earnings per share.

3. CHANGE IN SHAREHOLDERS' EQUITY DURING THE REPORTING PERIOD

(Prepared in accordance with PRC GAAP)

Item	Beginning of the year *Rmb'000*	Increase *Rmb'000*	Decrease *Rmb'000*	End of the year *Rmb'000*	Reasons for the changes
Share capital	1,330,000	0	0	1,330,000	—
Capital reserve fund	69,289	0	0	69,289	—
Statutory common reserve	41,250	43,085	0	84,335	Transfer from profit for the year
Including: Statutory provident fund	13,750	14,362	0	28,112	Profit appropriation
Undistributed profits	127,349	287,236	156,135	258,450	The balance of the retained profit after profit appropriation during the year
Shareholders' equity	1,567,888	330,321	156,135	1,742,074	—

Financial Summary

1. PREPARED IN ACCORDANCE WITH PRC GAAP

Results

	Year ended 31st December				
	2002	2001	2000	1999	1998
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Income from principal operations	**670,749**	595,986	3,500,738	2,844,099	2,541,814
Profit from principal operations	**487,722**	431,558	547,639	238,524	126,893
Add/(less):					
Profit/(loss) from other operations	**514**	89	8,689	(7,514)	(5,909)
Provision for losses on realisation of inventories	—	—	(1,230)	(4,224)	(21,050)
Selling expenses	—	—	(33,720)	(33,943)	(23,731)
Administrative expenses	**(46,047)**	(33,623)	(375,197)	(326,380)	(465,812)
Reversal of provisions against certain assets	—	—	254,140	—	—
	(46,047)	(33,623)	(121,057)	(326,380)	(465,812)
Financial (expenses)/income - net	**(12,511)**	1,196	(218,407)	(206,358)	(205,681)
Operating profit/(loss)	**429,678**	399,220	181,914	(339,895)	(595,290)
Add: Investment income/(loss)	—	—	2,353	(12,935)	668
Subsidy income	—	—	6,630	840	905
Non-operating income	**42**	317	9,679	5,799	5,310
Less: Non-operating expenses	**(1,184)**	(192)	(28,188)	(27,303)	(26,549)
Total profit/(loss)	**428,536**	399,345	172,388	(373,494)	(614,956)
Less: Income tax	**(141,475)**	(131,820)	(3,784)	(685)	(1,902)
Minority interests	**175**	109	—	—	—
Net profit/(loss)	**287,236**	267,634	168,604	(374,179)	(616,858)
Dividends	**113,050**	106,400	—	—	—

Note:

The results for each of the five years ended 31st December 2002 have been extracted from the previous annual reports and audited consolidated profit and loss account as set out on page 54 of this annual report.

1. PREPARED IN ACCORDANCE WITH PRC GAAP *(Cont'd)*

Assets and Liabilities

	As at 31st December				
	2002	2001	2000	1999	1998
	New	New	New	Chemical	Chemical
	Business	Business	Business	Business	Business
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Current assets	**572,363**	610,982	67,180	2,013,863	2,046,410
Long-term investments	**4,000**	4,000	—	151,405	167,225
Fixed assets	**2,180,645**	1,312,002	715,110	4,616,233	4,542,018
Intangible and other assets	**—**	—	637,244	178,959	387,641
Deferred taxes	**—**	—	—	3,582	1,665
Total assets	**2,757,008**	1,926,984	1,419,534	6,964,042	7,144,959
Current liabilities	**446,542**	321,005	12,880	2,711,497	2,796,656
Long-term liabilities	**566,676**	36,200	—	3,026,093	2,750,458
Total liabilities	**1,013,218**	357,205	12,880	5,737,590	5,547,114
Minority interests	**1,716**	1,891	—	—	—
Net assets	**1,742,074**	1,567,888	1,406,654	1,226,452	1,597,845

2. PREPARED IN ACCORDANCE WITH HK GAAP

Results

	Year ended 31st December				
	2002	2001	2000	1999	1998
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Turnover	**633,858**	563,207	3,499,943	2,844,099	2,541,814
Profit/(loss) before taxation	**428,536**	399,345	182,573	(363,688)	(605,186)
Taxation	**(141,475)**	(131,820)	(4,482)	(685)	(2,871)
Profit/(loss) after taxation	**287,061**	267,525	178,091	(364,373)	(608,057)
Minority interest	**175**	109	—	—	—
Profit/(loss) attributable to shareholders	**287,236**	267,634	178,091	(364,373)	(608,057)
Dividend	**113,050**	106,400	—	—	—

Note:

The results for each of the five years ended 31st December 2002 have been extracted from the previous annual reports and the audited consolidated profit and loss account as set out on page 93 of this annual report.

Assets and Liabilities

	As at 31st December				
	2002	2001	2000	1999	1998
	New Business	New Business	New Business	Chemical Business	Chemical Business
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Fixed assets	**2,180,645**	1,312,002	1,352,354	4,651,312	4,576,864
Associated company	—	—	—	33,900	38,501
Investment securities	**4,000**	4,000	—	103,642	118,595
Long-term loans receivable	—	—	—	123,465	327,277
Net current assets/(liabilities)	**238,871**	396,377	54,300	(691,579)	(751,760)
	2,423,516	1,712,379	1,406,654	4,220,740	4,309,477
Minority interests	**1,716**	1,891	—	—	—
Long-term liabilities	**566,676**	36,200	—	3,026,094	2,750,458
Net assets	**1,855,124**	1,674,288	1,406,654	1,194,646	1,559,019

Chairman's Statement

1. OPERATIONS OF THE GROUP

(1) Scope of the principal businesses of the Group and its operating condition

The principal businesses of the Group are (i) the design, management, operation, technological consultation of Dongjiao Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant in Tianjin, the PRC, and their related infrastructure facilities and auxiliary services; (ii) the design, toll collection, repair and maintenance, management, technological consultation of toll roads and auxiliary services in relation to the operation of the Southeastern Half Ring Road of the Middle Ring of Tianjin; and (iii) the development and operation of environmental protection technology and products.

Due to business expansion, the Company's scope of operations was extended. The shareholders' general meeting of the Company passed a resolution to change the scope of operations of the Company. New scope of operations includes the construction, design, management, operation, technological consultation and auxiliary services of Dongjiao Sewage Water Treatment Plant, Jizhuangzi Sewage Water Treatment Plant, Beicang Sewage Water Treatment Plant and Xianyanglu Sewage Water Treatment Plant in Tianjin and their related infrastructure facilities; the construction, design, toll collection, repair and maintenance, management, operation, technological consultation and auxiliary services of Southeastern Half Ring Road of the Middle Ring of Tianjin; the development and operation of environmental protection technology and products; the management of the Haihe Bridge Project of the Southeastern Half Ring. At present, amendments to the Articles of Association are in progress.

During the reporting period, the Company strengthened its organisational structure, improved its internal control systems, and continuously upgraded the corporate governance structure. Since the completion of the Company's restructuring in December 2000, the business of the Company has undergone substantial changes. The Company's management has adopted a series of measures focusing on the existing business which has achieved good results. In 2002, the Company was successful in integrating its management systems and obtained the certification of ISO9001: 2000, ISO14001: 1996, OHSAS18001: 1999 at the end of 2002. Being the first enterprise in the sewage water processing industry in the PRC with three international standard systems in its operations, it has demonstrated that the Company has reached international standards in respect of quality control, environmental hygiene and occupational safety.

a. Operations of the sewage water processing and construction of sewage water treatment plants

The income for sewage water processing is derived from the "Sewage Water Processing Agreement" entered into between the Company and Tianjin Sewage Company. In respect of the control over the operation of sewage water treatment plants, the Company has focused on efficiency enhancement and cost reduction in order to ensure that the sewage water processing operation complies with the prescribed national standards at a lower cost. The specific measures include budget control, enhancement of staff training and improvement of the technical skills of the staff, and the recruitment of professional and technical staff to strengthen the manpower resources. During the reporting period, the two sewage water treatment plants processed 209,248,645 cubic meters in total of sewage water, representing a decrease of 9,570,251cubic meters or 4.37% as compared with 218,818,896 cubic meters of sewage water processed in last year, representing a decrease of revenue of 4.37% for the corresponding sewage water processing business. The decrease was mainly attributable to modification work on sewage water treatment plants which affected the inflow of sewage water. Nevertheless, there was no substantial effect on the profit of the reporting period. Pursuant to the "Sewage Water Processing Agreement", the Company achieved revenue of Rmb 399,664,911.

1. OPERATIONS OF THE GROUP *(Cont'd)*

(1) Scope of the principal business of the Group and its operating condition *(Cont'd)*

a. Operations of the sewage water processing and construction of sewage water treatment plants *(Cont'd)*

On 24th September 2001, the Company entered into a conditional agreement with Tianjin Sewage Company in respect of the construction-in-progress of Beicang Sewage Water Treatment Plant, Xianyanglu Sewage Water Treatment Plant and the expansion project of the Jizhuangzi Sewage Water Treatment Plant. The transfer of the projects was completed on 30th October 2002 (For details, please refer to the announcement of the Company on 31st October 2002 published in Shanghai Securities, Hong Kong Wen Wei Po and The Standard). The income from this business has been derived based on the "Sewage Water Treatment Plant Construction Fee Agreement" entered into by Tianjin Sewage Company and the Company on 24th September 2001. During the reporting period, construction work completed amounted to Rmb 499 million. In accordance with the progress of the construction project, the Company recognised construction fees of Rmb 183,536,856.

b. Operations of toll business

The toll income is directly collected by the toll collectors at the toll stations. During the reporting period, the management of the Company has further strengthened its supervision over the toll stations, and further upgraded the surveillance system of the toll stations. During the reporting period, the toll business recorded an income of Rmb 82,740,000, representing a decrease of 1.85% compared with Rmb 84,300,000 of the corresponding period last year. However, the decrease has no substantial effect on the Company's profit of the reporting period.

c. Haihe Bridge project management

On 24th September 2001, Tianjin Municipal Investment Company Limited and the Company entered into the Haihe Bridge Management Agreement in respect of the Southeastern Half Ring. The project work completed during the year amounted to Rmb 219 million. Accordingly, the Company received a management fee of Rmb 4,811,700, calculated by reference to the percentage of completion of the project. It is expected that the project will be completed at the beginning of 2003.

1. OPERATIONS OF THE GROUP *(Cont'd)*

(1) Scope of the principal business of the Group and its operating condition *(Cont'd)*

The financial data of the various business are as follows:

Business	Principal operating income	Principal operating costs	Gross profit margin	Percentage increment (+) reduction (-) of principal operating income as compared with the previous year	Percentage increment (+) reduction (-) of principal operating costs as compared with the previous year	Increment (+) reduction (-) of gross profit margin as compared with the previous year
	Rmb'000	*Rmb'000*	%	%	%	%
Sewage water processing and construction of sewage water treatment plants	583,201	112,150	75.27	+14.59	+16.17	-0.26
Haihe Bridge project management	4,812	1,076	72.13	+76.26	+62.78	+1.84
Road and toll stations	82,736	32,910	54.72	-1.85	-4.46	+1.08

(2) Operations and results of the major companies in which the Company has controlling interests and management participation

Tianjin Water Recycling Company Limited: As at the end of the year, the Company owns 90% equity interest in Tianjin Water Recycling Company Limited. The registered capital of the company is Rmb 20 million. The scope of its major business is the production and sales of recycled water, development and construction of facilities for re-used water; manufacture, installation, commissioning and operation of equipment for recycled water; technical consultation, service training relating to recycled water; labour services and car washing. As at the end of 2002, Tianjin Water Recycling Company Limited has not yet commenced operations. As a result, no operating income was recorded for the company during 2002, but a loss was incurred in the profit and loss account of the Company.

Tianjin Beifang Rencaigang Company Limited (天津北方人才港股份有限公司): As at the end of the year, the Company invested Rmb 2 million in Tianjin Beifang Rencaigang Company Limited, representing 6.1% of its registered capital. The principal activities of the company comprise senior executive insurance services; senior executive personnel services (employment agent, financial guarantee consultation service, personal creditworthiness assessment); enterprise talent assistance project; development and operation of technological project achievements and real estate development and operation. In 2002, the company was still at the set up stage. In 2002, the Company will actively explore the resources for talented personnel, establish and strengthen the personnel market in Tianjin city, and devoted its effort to attract more senior personnel, expertise and technicians for Tianjin and surrounding the Bohai district. During 2002, as the company has just started operations, the Company is incurring loss.

1. OPERATIONS OF THE GROUP *(Cont'd)*

(2) Operations and results of the major companies in which the Company has controlling interests and management participation *(Cont'd)*

Tianjin Baotong Light Mass Materials Company Limited (天津市寶通輕集料有限責任公司): As at the end of the year, the Company invested Rmb 2 million in Tianjin Baotong Light Mass Materials Company Limited, representing 20% of its registered capital. The principal activities of the company are the production and sales of high resistance and light mass materials. In 2002, the company was still at the setup stage and a loss was incurred in the profit and loss account of the company. In the coming years, the Company will actively devote its efforts to the introduction of high technology into the construction of urban infrastructures.

(3) Major suppliers and customers of the Group

Tianjin Sewage Company, being the representative of the Tianjin Municipal Government, is the Company's major customer and engages the Company to process the urban sewage of the Tianjin city on its behalf. Tianjin Sewage Company is also a party to the construction of the Company's sewage water treatment projects. Tianjin Sewage Company and the Company's controlling shareholder are both under the supervisory control of the Urban Construction Bureau of the Tianjin Municipality. This in turn constitutes a relationship with the Company. The Company provides construction and management services for Haihe Bridge project to Tianjin Urban Construction Bureau, its controlling shareholder. Such transaction also constitutes a connected transaction. Other customers of the Company are mainly vehicle owners that use the toll stations. The fees charged to such customers have been very low on an individual basis. Sales of the top five customers accounted for 87.67% of the Group's total sales.

The suppliers of the Group have been relatively fragmented. Purchases from the top five suppliers accounted for 69.44% of the Group's total purchases.

(4) Problems and difficulties occurred during the course of operation and solutions thereof

In 2002, the sewage water treatment facilities in Dongjiao Sewage Water Treatment Plant underwent repair and maintenance works. Expansion work was carried out at the Jizhuangzi Sewage Water Treatment Plant, and upgrade was carried out at the production equipment and facilities of the plant. The operations described above had not caused interruption to the production operations as a result of the implementation of appropriate scheduling of construction. Smooth operation of the repair and maintenance of the facilities and the volume of water treatment were both achieved. Due to the operations described above, the volume of sewage water processed in 2002 dropped by 4.37% compared with that in 2001. The decrease affected the operating results of the Company to a certain extent, but carried no significant effect on the Company's operating results as a whole.

2. INVESTMENTS OF THE GROUP

(1) During the year, the Company did not raise any fund. In addition, no balance of funds raised in previous years was brought forward to the reporting period.

(2) Major investments made out of funds other than proceeds from subscription

During the year, the funds other than proceeds from subscription were mainly used in the investment projects: construction-in-progress of Beicang Sewage Water Treatment Plant, Xianyanglu Sewage Water Treatment Plant and the expansion project of the Jizhuangzi Sewage Water Treatment Plant. During the year, construction work completed amounted to Rmb 499 million. In accordance with the progress of the construction, the Company recognised sales of Rmb 183,536,856. As at 31st December 2002, the stage of completion of the three construction-in-progress were:

Expansion of Jizhuangzi Sewage Water Treatment Plant: 45.1%

Construction of Xianyanglu Sewage Water Treatment Plant: 19.7%

Construction of Beicang Sewage Water Treatment Plant: 6.1%

3. FINANCIAL CONDITION OF THE GROUP, OPERATING RESULT AND CASH FLOW ANALYSIS

During the reporting period, the financial condition of the Group has been further improved as compared with that of last year. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers Certified Public Accountants have prepared their unqualified audit reports to the Company. The financial conditions of the Company can be analyzed in detail as follows:

(1) As at 31st December 2002, the liability to asset ratio (Total liabilities ÷ Total assets) was 36.75%. The amount of the liabilities was reasonable and the ratio represented a reasonable, stable and healthy financial condition.

(2) As at 31st December 2002, the total assets of the Group amounted to Rmb 2,757,008,000, representing an increase by 43.07% as compared with the total assets of Rmb 1,926,984,000 last year. The increase was mainly due to the consolidation of the Company's assets with the acquired assets after the completion of acquisition.

(3) As at 31st December 2002, the long-term liabilities of the Group amounted to Rmb 566,676,000, representing an increase by Rmb 530,476,000 as compared with the long-term liabilities of Rmb 36,200,000 last year. The increase was mainly attributable to the loans borrowed for the new construction projects.

(4) As at 31st December 2002, the shareholders' equity of the Group amounted to Rmb 1,742,074,000 representing an increase by 11.11% as compared with the shareholders' equity of Rmb 1,567,888,000 last year. The increase was mainly attributable to the Company's profits for the year.

(5) Total profit of the Group for the year was Rmb 428,536,000, representing an increase by 7.31% as compared with the total profits of Rmb 399,345,000 last year. The increase was mainly attributable to the growth of profits from the principal operations of the Company in respect of construction of sewage water treatment plants.

3. FINANCIAL CONDITION OF THE GROUP, OPERATING RESULT AND CASH FLOW ANALYSIS *(Cont'd)*

(6) Net profit for the year was Rmb 287,236,000, representing an increase by 7.32% as compared with the net profit of Rmb 267,634,000 last year. The increase was mainly attributable to the increase of profit from the principal operations of the Company in respect of construction of sewage water treatment plants.

(7) The cash flows derived from operating activities of the Company per share for the year was Rmb 0.27, representing an increase by 92.86% as compared with Rmb 0.14 of last year. The increase was mainly attributable to the increase of revenue from operations of the construction of sewage water treatment plants.

4. OPERATING AND DEVELOPMENT PLANS IN THE COMING YEAR

In 2003, on the basis of performing the above tasks to the best extent, the Company will expand its operations, and actively seek to raise funds in order to facilitate the overall development of the Company. The major plans are as follows:

1) To continuously explore financing methods. The Company has applied to CSRC for the issue of A Shares Convertible Bonds. It will use its best endeavours to facilitate the completion of issue of convertible bonds. At the same time, the Company will actively explore other means of finance.

2) To continue repair and upgrade of the internal structure of the sewage water treatment plants. Efforts will be made to schedule the work appropriately, to ensure that the operation of sewage water processing will not be affected in 2003.

3) To devote more efforts with respect to market development so as to expand the scale of the operations of the Company. By capitalising on the opportunities arising from the promotion of sewage water processing and the related environmental business for commercial operation by the State, the Company will be well positioned to increase its share in the sewage water processing market through expansion of its scope of operations on its own advantages, as well as actively developing the business opportunities in surrounding area of Tianjin Municipality.

4) To strengthen its management, measures have been adopted by the Company to reduce cost and improve efficiency. In 2002, leveraging on the integrated accreditation system with respects to quality control, environmental and occupational safety, the Company will continue to improve its internal management system and establish a modernised enterprise according to international advanced management level.

5) To continue its project construction activities. The Company will endeavour to complete the expansion project of the Jizhuangzi Sewage Water Treatment Plant by the end of 2003.

6) To increase its efforts on scientific research. Emphasis will be placed by the Company on technological aspect in order to facilitate its development in operations and market expansion. The Company will continue the construction of its research and development centre. On the bases of its existing sewage water processing business, it is expected that more environmentally friendly products, facilities and technology for sewage processing purposes will be developed, so as to bring improvement on the Company through technology advancement.

5. REVIEW OF BOARD ACTIVITIES

(1) The Board of Directors' meetings and resolutions during the reporting period

The Board of Directors of the Company convened seven board meetings in 2002:

1. The 22nd meeting of the Second Board of Directors was convened on 28th February 2002, and passed the resolutions as follows:

   a. Report of the Directors of the Company for 2001;

   b. Financial and accounting statements of the Company for 2001, which were audited by domestic and international accounting firms;

   c. Annual Report 2001 and Summary of the Annual Report 2001 as announced within the PRC and Hong Kong;

   d. Final Financial Report for 2001 and Financial Budget for 2002 of the Company;

   e. Proposal for the Profit Appropriation Plan of the Company for 2001;

   f. Proposal for the Profit Appropriation Policies of the Company for 2002;

   g. Recommendation relating to the appointment of accounting firms for the provision of audit services to the Company;

   h. Proposal for the amendment of the Articles of Association;

   i. Development plan of the Company for 2002; and

   j. Resolution for convening the Annual General Meeting 2001 of the Company (i.e. the tenth shareholders' meeting of the Company).

   The announcement of the resolutions of this meeting of the Board of Director was published in Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 1st March 2002.

5. REVIEW OF BOARD ACTIVITIES *(Cont'd)*

(1) The Board of Directors' meetings and resolutions during the reporting period *(Cont'd)*

2. The 23rd meeting of the Second Board of Directors was convened on 29th April 2002, and passed the resolutions as follows:

   a. The First Quarterly Report for 2002 to be announced in the PRC and Hong Kong;

   b. The proposal in respect of the appointment of Mr. Zhu Yanbo as the deputy general manager of the Company;

   c. The proposal in respect of change of the members of Audit Committee and Remuneration Committee;

   d. The Working Rules for the General Manager of the Company ; and

   e. The policies on information disclosure management of the Company.

   The announcement of the resolutions of this meeting of the Board of Directors was published in Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 30th April 2002.

3. The 24th meeting of the Second Board of Directors was convened on 29th June 2002, and passed the resolution as follows:

   The Self Inspection Report for Modern Corporation System of Listed Companies, prepared in accordance with the principles of the Notice from the China Securities Regulatory Commission and the State Economic and Trading Commission concerning The Carrying Out of Inspection on the Establishment of Modern Corporation System for Listed Companies.

4. The 25th meeting of the Second Board of Directors was convened on 1st August 2002, and passed the resolutions as follows:

   a. The interim report and its summary for the six months ended 30th June 2002 to be announced in the PRC and Hong Kong;

   b. The proposal on improvement work of Jizhuangzi Sewage Water Treatment Plant was considered and approved, which is expected to cost about Rmb 37 million; and

5. REVIEW OF BOARD ACTIVITIES *(Cont'd)*

(1) The Board of Directors' meetings and resolutions during the reporting period *(Cont'd)*

c. The proposal for the Company to enter into the "Contract on Undertaking the Silt Removal Project for the dried ponds of Jizhuangzi Sewage Water Treatment Plant" with Tianjin Second Urban Road Construction Company Limited. Tianjin Second Urban Road Construction Company Limited is under the same control of the Urban Construction Bureau of the Tianjin Municipality, which is the controlling shareholder of the Company. Accordingly, entering into the contract constitutes a connected transaction of the Company. Madam Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yueqing and Mr. Zhu Min, the Connected Directors, were abstained from voting on this resolution due to their relationship with the enterprises under the supervisory control of the Urban Construction Bureau of the Tianjin Municipality. The Directors consider that the connected transaction is on normal commercial terms and is fair and reasonable. As the maximum consideration for the contract amounted to RMB 8.71 million, this transaction constituted the discloseable and connected transaction. An announcement on connected transaction was published by the Company on 5th August 2002 following the execution of the contract.

The announcement of the resolutions of this meeting of the Board of Directors was published in Shanghai Securities, Hong Kong Wen Wei Po and The Standard on 2nd August 2002.

5. The 26th meeting of the Second Board of Directors was convened on 21st August 2002, with the following resolutions passed:

a. The "Rectification Report" prepared in accordance with the "Notice for Rectification within a Limited Period" issued by the Tianjin Securities Regulatory Office of China Securities Regulatory Commission, and the directors/secretary to the Board of Directors of the Company were authorized to implement the same within a certain period of time;

b. The Articles of Association of the Company, as supplemented and amended;

c. "The Rules Governing the Procedures for Operating the Shareholders' General Meeting", as supplemented and amended;

d. "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors", as supplemented and amended;

e. "The Working Rules for the General Manager of the Company" as supplemented and amended;

f. "The Internal Control System for the Provision of Asset Impairments";

5. REVIEW OF BOARD ACTIVITIES *(Cont'd)*

(1) The Board of Directors' meetings and resolutions during the reporting period *(Cont'd)*

g. The resolution for the "Building Lease Agreement";

h. The resolution to propose to the extraordinary general meeting of the Company to consider and approve the resolutions on external investment being considered and approved in the 11th meeting of the Second Board of Directors in respect of the investment of Rmb 2 million in Tianjin Beifang Rencaigang Company Limited and Rmb 2 million in Tianjin Baotong Light Mass Materials Company Limited; and

i. The resolution for convening the extraordinary general meeting of the Company.

The announcement of the resolutions of this meeting of the Board of Directors was published in Shanghai Securities, Hong Kong Wen Wei Po and The Standard on 22nd August 2002.

6. The 27th meeting of the Second Board of Directors was convened by fax on 22nd October 2002, with the following resolutions passed:

   It was resolved that the Company would apply to China Everbright Bank, Tianjin Branch for a fixed assets loan of Rmb 700 million for a term of nine years. It is intended that such funding will be applied to the expansion of Tianjin Jizhuangzi Sewage Water Treatment Plant (including the sewage disposal projects in south-eastern suburb), Tianjin Xianyanglu Sewage Water Treatment Plant Construction Project and Tianjin Beicang Sewage Water Treatment Plant Construction Project. The application of such loans is subject to consideration and approval from shareholders' general meeting.

7. The 28th meeting of the Second Board of Directors was convened on 25th October 2002. The Third Quarterly Report of the Company was reviewed by fax. The Directors considered that, the quarterly report reflected the operating results and financial condition of the Company during the reporting period, and agreed to adopt the Third Quarterly Report.

   The Third Quarterly Report was published in Shanghai Securities, Hong Kong Wen Wei Po and The Standard on 28th October 2002.

5. REVIEW OF BOARD ACTIVITIES *(Cont'd)*

(2) The Board of Directors' execution of resolutions of the shareholders' meeting

During the reporting period, the Board of Directors of the Company has strictly complied with the resolutions and mandates of the shareholders' meetings, the Company Law, Securities Law and the Articles of Association of the Company, to duly execute all the resolutions passed at the shareholders' meetings. The performance by the Board of Directors was as follows:

1. The resolution passed in the shareholders' general meeting in 2001 concerning the issue of A Shares Convertible Bonds. The Company has applied to CSRC in June 2002 for the issue of convertible bonds. Such application is pending the approval of CSRC.

2. The profit appropriation plan of the Company for 2001 as passed in the shareholders' general meeting of the Company in 2001. The profit appropriation plan was implemented. The record date was 5th June 2002. The date that shares would be traded on ex-dividend basis was 6th June 2002. The dividend was paid on 12th June 2002.

3. The Board of Directors of the Company implemented other businesses as transacted in the shareholders' general meeting in accordance with the resolutions approved in the shareholders' general meeting.

6. PROPOSAL ON PROFIT APPROPRIATION AND NOT TO INCREASE SHARE CAPITAL BY TRANSFERRING FROM CAPITAL RESERVE FUND

The net profit of the Company for 2002 amounted to Rmb 287,236,000, which had been audited by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd., Certified Public Accountants, the PRC, in accordance with the independent auditing standards in the PRC and by PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, in accordance with the Statements of Auditing Standards issued by the Hong Kong Society of Accountants. In accordance with the Articles of Association of the Company, an appropriation of Rmb 28,723,000, representing 10% of net profit, is made to the statutory common reserve and of Rmb 14,362,000, representing 5% of net profit, to the statutory provident fund. The 29th meeting of the Second Board of Directors was convened on 20th February 2003 and has determined the profit appropriation proposal for the year which is to distribute Rmb 0.85 cash dividend (tax included) for every 10 shares held by the shareholders on the basis of an aggregate of 1,330,000,000 shares at the end of 2002. Dividends to be distributed amounted to Rmb 113,050,000. There will be no transfers from Capital Reserve Funds to increase the share capital for the year. The above proposal on profit appropriation and not to transfer Capital Reserve Funds to increase the share capital shall be put forward at the forthcoming shareholders' annual general meeting for consideration and approval. The actual policy on profit appropriation for 2002 is consistent with the expected policy as stated in the Annual Report 2001.

7. ANY OTHER BUSINESS

The designated newspapers for the disclosure of the information by the Company are Shanghai Securities, Hong Kong Wen Wei Po, Hong Kong iMail and The Standard. There is no change relating to the designated newspapers for the disclosure of information.

Ma Baiyu
Chairman

Tianjin, the PRC
20th February 2003

Structure of Corporate Governance

1. THE CONDITIONS OF CORPORATE GOVERNANCE

In strict compliance with the Company Law, Securities Law and the requirements on laws and regulations related to the Chinese Securities Regulatory Commission ("CSRC"), the Company devotes a lot of efforts to improve the corporate governance structure of the Company under the system of legal person, so as to establish a modern enterprise system and achieve standardization on the operations of the Company. Pursuant to the requirements of the Principles of Corporate Governance of Listed Companies as promulgated by the CSRC and the State Economic and Trade Commission on 7th January 2002, the Company appended and amended the relevant documents. During the shareholders' general meeting of 2001 held on 16th April 2002, "The Rules Governing the Procedures for Operating the Shareholders' General Meeting", "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors", "The Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee", and the Articles of Association, as supplemented and amended, were considered and approved. During the extraordinary general meeting convened on 10th October 2002, the Articles of Association, "The Rules Governing the Procedures for Operating the Shareholders' General Meeting", and "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors", as supplemented and amended, were considered and approved. In order to govern the Company on information disclosure, during the 23rd Meeting of the Second Board of Directors convened on 29th April 2002, "The policies on information disclosure management of the Company" were considered and approved.

The above-mentioned Articles of Association, together with various rules, fulfilled the relevant provisions of the China Securities Regulatory Commission, the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited and other relevant provisions and which also govern the acts of the Company. Meanwhile, the Company will timely amend the Articles of Association and the various rules in accordance with the actual situation and the change in relevant laws, regulations and constitution.

2. AN OVERVIEW ON THE PERFORMANCE OF DUTIES BY INDEPENDENT DIRECTORS

The Company established the system of independent directors in accordance with the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange. There are three independent directors in the Board of Directors, constituting one-third of the total number of board members. Each of the independent director is familiar with the conditions of the Company's business and operations, attends board meetings and shareholders' general meetings in a serious and responsible manner and gives independent opinions. They have actively participated in training so as to understand the rights, duties and responsibilities of an independent director. In addition, the Company established an Audit Committee and a Remuneration Committee that are composed of independent directors. The enhancement of the Company's system of independent directors will improve the corporate governance structure of the Company under the system of legal person, and protect the interests and benefits of minority shareholders.

3. SEPARATION OF POWERS BETWEEN THE COMPANY AND CONTROLLING SHAREHOLDER WITH RESPECT TO THE MATTERS INCLUDING STAFF, ASSETS, FINANCE, ORGANISATION AND BUSINESS

(1)	Separation of staff:	The Company is independent from the Controlling Shareholder on aspects such as labour, personnel and salaries management. It sets up an independent labour and personnel functions department. All senior management staff such as general manager, deputy general manager, financial controller, secretary to the Board of Directors receive their salaries from the Company and they have not taken up any important positions other than directors in the entities of the controlling shareholder.
(2)	Right to assets:	All assets relating to the production and operation of the Company are owned by the Company.
(3)	Financial independence:	The Company has set up an independent financial and accounting department, and established an independent account and audit system and financial management system. It has opened separate accounts in banks.
(4)	Organisational independence:	The Company established an organizational structure which is absolutely independent from the controlling shareholder with a separate place of business.
(5)	Separation of business:	The Company is independent from controlling shareholder in the conduct of its business, with independent capability on business and decision making.

4. THE APPRAISAL AND MOTIVATION MECHANISM FOR SENIOR MANAGEMENT

The Audit Committee and the Remuneration Committee were established under the Board of Directors. The achievements and performance of the senior officers were appraised in accordance with the relevant indicators and standards by way of objectives management. The Company will continue to explore into the establishment of an effective mechanism, so as to fully motivate all directors, supervisors and senior management officers.

An Overview of the Shareholders' General Meetings

The Company held four Shareholders' General Meetings in 2002, including 2001 Annual General Meeting, H Shares class meeting, Domestic Shares class meeting and 2002 Extraordinary General Meeting:

1. In respect of convening and holding of Annual General Meeting 2001 ("AGM"), the Company published the time, place, resolutions to be considered and approved and other businesses together with the notice of general meetings by way of announcements on Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 1st March 2002. The notice of general meetings had also been sent by pre-paid post to the H Share shareholders of the Company.

   The Company held the Annual General Meeting 2001 at 4/F., Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the PRC on 16th April 2002. There were shareholders holding 852,680,000 shares, representing 64.11% of the total number of the Company's shares, present in person or by proxy at the AGM in compliance with the relevant provisions of the Company Law and Articles of Association. The Meeting was chaired by the chairlady, Madam Ma Baiyu.

   The Meeting considered and passed the following resolutions by votes:

   I. As ordinary resolutions:

      1. The Annual Report of the Company for the year ended 31st December 2001 was considered and approved;

      2. The Report of the Director of the Company for the year ended 31st December 2001 was considered and approved;

      3. The Report of the Supervisory Committee 2001 was considered and approved;

      4. The Auditors' Reports as submitted by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd, Certified Public Accountants, the PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, on the financial statements of the Company for 2001 were reviewed, and the financial statements of the Company, as respectively audited by the domestic and international certified public accountants were considered and approved;

      5. The Financial Report of the Company for the year 2001 and Financial Budget of the year 2002 were considered and approved;

      6. The proposed distribution of profits of the Company for the year ended 31st December 2001 was considered and approved;

      7. The re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd., Certified Public Accountants, the PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong as the auditors of the Company for the year ending 31st December 2002 was considered and approved and the chairman of the Board of Directors of the Company was authorized to determine the terms for such appointment;

      8. The Rules Governing the Procedures for the Shareholders' General Meeting of the Company was considered and approved;

      9. The applications of Mr. Li Weibin and Mr. Guan Weili for resignation as independent non-executive directors were accepted and Mr. Gao Zong Ze and Mr. Wang Xiang Fei were elected as the independent non-executive directors of the Company;

10. The 2002 development plan of the Company was considered and approved, the matters that the Board has implemented pursuant to the development plan were confirmed or ratified; and

11. The proposed scheme of remuneration for the directors was considered and approved.

II. As special resolutions:

1. The amendment of the Company's Articles of Association was considered and approved;

2. Each term pursuant to the proposal on the issue of A Shares Convertible Bonds of the Company was considered and approved:

(1) The major terms in respect of the proposal on the issue of A Shares Convertible Bonds:

(i) The issue size of the issue of A Shares Convertible Bonds was considered and approved;

(ii) The issue price of the issue of A Shares Convertible Bonds was considered and approved;

(iii) The maturity period of the issue of A Shares Convertible Bonds was considered and approved;

(iv) The rate and interest of the issue of A Shares Convertible Bonds were considered and approved;

(v) The date of repayment of the issue of A Shares Convertible Bonds was considered and approved;

(vi) The conversion price and the adjustment principle of the issue of A Shares Convertible Bonds were considered and approved;

(vii) The conversion period of the issue of A Shares Convertible Bonds was considered and approved;

(viii) The re-purchase term of the issue of A Shares Convertible Bonds was considered and approved;

(ix) The amendment to the conversion price of the issue of A Shares Convertible Bonds was considered and approved;

(x) The redemption term of the issue of A Shares Convertible Bonds was considered and approved;

(xi) The entitlement of dividend during the conversion year of the issue of A Shares Convertible Bonds was considered and approved;

(xii) The arrangement for placing of the issue of A Shares Convertible Bonds to the Company's existing shareholders was considered and approved;

(xiii) The use of proceeds from the issue of A Shares Convertible Bonds was considered and approved;

(2) The feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds was considered and approved;

(3) The report on the use of proceeds from the previous fund raising exercise was considered and approved;

(4) The Board of Directors of the Company was authorized with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof and the resolution of the amendment of the Aricles of the Company; and

(5) The validity period for the issue of A Shares Convertible Bonds was considered and approved.

3. The granting of mandate to the Board to allot and issue new shares not exceeding 20% of existing H Shares issued and outstanding (H Shares) was considered and approved.

The announcement of the resolutions of the Annual General Meeting was published on Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 17th April 2002.

2. In respect of convening and holding of H Shares class meeting, the Company published the time, place, resolutions to be considered and approved and other businesses together with the notice of H Shares' class meetings by way of announcements on Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 1st March 2002. The notice of H Shares' class meetings had also been sent by pre-paid post to the H Shares' shareholders of the Company.

The Company held the H Shares' class meeting at 4/F., Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the PRC on 16th April 2002. There were shareholders holding 12,160,000 shares, representing 3.6% of the total number of the Company's H Shares, present in person or by proxy at the H Shares' class meeting in compliance with the relevant provisions of the Company Law and Articles of Association. The Meeting was chaired by the chairlady, Madam Ma Baiyu.

The Meeting passed the following resolutions by votes:

Each term pursuant to the proposal on the issue of A Shares Convertible Bonds of the Company was considered and approved as follows:

(1) The major terms in respect of the proposal on the issue of A Shares Convertible Bonds:

(i) The issue size of the issue of A Shares Convertible Bonds was considered and approved;

(ii) The issue price of the issue of A Shares Convertible Bonds was considered and approved;

(iii) The maturity period of the issue of A Shares Convertible Bonds was considered and approved;

(iv) The rate and interest of the issue of A Shares Convertible Bonds were considered and approved;

(v) The date of repayment of the issue of A Shares Convertible Bonds was considered and approved;

(vi) The conversion price and the adjustment principle of the issue of A Shares Convertible Bonds were considered and approved;

(vii) The conversion period of the issue of A Shares Convertible Bonds was considered and approved;

(viii) The re-purchase term of the issue of A Shares Convertible Bonds was considered and approved;

(ix) The amendment to the conversion price of the issue of A Shares Convertible Bonds was considered and approved;

(x) The redemption term of the issue of A Shares Convertible Bonds was considered and approved;

(xi) The entitlement of dividend during the conversion year of the issue of A Shares Convertible Bonds was considered and approved;

(xii) The arrangement for placing of the issue of A Shares Convertible Bonds to the Company's existing shareholders was considered and approved; and

(xiii) The use of proceeds of the issue of A Shares Convertible Bonds was considered and approved;

(2) The feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds was considered and approved;

(3) The report on the use of proceeds from the previous fund raising exercise was considered and approved;

(4) The Board of Directors of the Company was authorized with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof; and

(5) The validity period for the issue of A Shares Convertible Bonds was considered and approved.

The resolutions of the H Shares' class meeting was published on Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 17th April 2002.

3. In respect of convening and holding of Domestic Shares' class meeting, the Company published the time, place, resolutions to be considered and approved and other businesses together with the notice of Domestic Shares' class meetings by way of announcements on Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 1st March 2002.

   The Company held the Domestic Shares' class meeting at 4/F., Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the PRC on 16th April 2002. There were shareholders holding 840,020,000 shares, representing 84.9% of the total number of the Company's Domestic shares, present in person or by proxy at the Domestic Shares' class meeting in compliance with the relevant provisions of the Company Law and Articles of Association. The Meeting was chaired by the chairlady, Madam Ma Baiyu.

   The meeting considered and passed the following resolutions by votes:

   Each term pursuant to the proposal on the issue of A Shares Convertible Bonds of the Company was considered and approved as follows:

   (1) The major terms in respect of the proposal on the issue of A Shares Convertible Bonds:

      (i) The issue size of the issue of A Shares Convertible Bonds was considered and approved;

      (ii) The issue price of the issue of A Shares Convertible Bonds was considered and approved;

      (iii) The maturity period of the issue of A Shares Convertible Bonds was considered and approved;

      (iv) The rate and interest of the issue of A Shares Convertible Bonds were considered and approved;

      (v) The date of repayment of the issue of A Shares Convertible Bonds was considered and approved;

      (vi) The conversion price and the adjustment principle of the issue of A Shares Convertible Bonds were considered and approved;

      (vii) The conversion period of the issue of A Shares Convertible Bonds was considered and approved;

      (viii) The re-purchase term of the issue of A Shares Convertible Bonds was considered and approved;

      (ix) The amendment to the conversion price of the issue of A Shares Convertible Bonds was considered and approved;

      (x) The redemption term of the issue of A Shares Convertible Bonds was considered and approved;

      (xi) The entitlement of dividend during the conversion year of the issue of A Shares Convertible Bonds was considered and approved;

      (xii) The arrangement for placing of the issue of A Shares Convertible Bonds to the Company's existing shareholders was considered and approved; and

(xiii) The use of proceeds of the issue of A Shares Convertible Bonds was considered and approved.

(2) The feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds was considered and approved;

(3) The report on the use of proceeds from the previous fund raising exercise was considered and approved;

(4) The Board of Directors of the Company was authorized with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof and the resolution of the amendment of the Articles of the Company; and

(5) The validity period for the issue of A Shares Convertible Bonds was considered and approved.

The announcement of the resolutions of Domestic Shares class meeting was published on Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 17th April 2002.

4. In respect of convening and holding of the Extraordinary General Meeting for 2002, the Company published the time, place, resolutions to be considered and approved and other businesses together with the Notice of Extraordinary General Meeting by way of announcements on Shanghai Securities, Hong Kong Wen Wei Po and The Standard on 22nd August 2002. The Notice of Extraordinary General Meeting had also been sent by pre-paid post to the H Shares' shareholders of the Company.

The Company held the Extraordinary General Meeting for 2002 at the Conference Room on the 4th Floor of Tianjin Capital Environmental Protection Company Limited at 45 Guizhou Road, Heping District, Tianjin, the PRC on 10th October 2002. The Extraordinary General Meeting was attended by members of the Company in persons or by proxies holding approximately 858,710,000 shares, representing approximately 64.56% of the Company's share capital. The procedures for convening the Extraordinary General Meeting were in compliance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The Extraordinary General Meeting was chaired by the chairlady, Madam Ma Baiyu.

The meeting considered and passed the following resolutions by votes:

I. Ordinary resolutions passed at the Extraordinary General Meeting were as follows:

1. The "Rules Governing the Procedures for Operating the Shareholders' General Meeting" as amended and supplemented was considered and approved;

2. The "Rules Governing the Procedures for Operating the Meeting of the Board of Directors" as amended and supplemented was considered and approved;

3. The "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" as amended and supplemented was considered and approved;

4. The applications of Mr. Li Kaijian and Mr. Dou Zhenming for the resignations as supervisors of the Company were considered and approved;

5. The nomination of Mr. Wang Zhanying as the candidate for supervisor by Tianjin Municipal Investment Company Limited was considered and approved;

6. The termination of the Building Lease Agreement entered into by the Company and Tianjin Municipal Investment Company Limited on 10th October 2000 was considered and approved; and

7. The resolutions on external investment being considered and approved in the 11th meeting of the Second Board of Directors in respect of the investment of Rmb 2 million in Tianjin Beifang Rencaigang Company Limited and Rmb 2 million in Tianjin Baotong Light Mass Materials Company Limited were considered and approved.

II. Special Resolution passed at the Extraordinary General Meeting was as follows:

The Articles of Association of the Company as amended and supplemented was considered and approved.

The announcement of the results of the Extraordinary General Meeting was published on Shanghai Securities, Hong Kong Wen Wei Po and The Standard on 11th October 2002.

5. Election and change of directors and supervisors:

(1) During the 2001 Annual General Meeting which is the 10th shareholders' general meeting of the Company convened on 16th April 2002, the resolutions on the applications for resignations of Mr. Li Weibin and Mr. Guan Weili as independent directors of the Company were considered and approved. Mr. Gao Zongze and Mr. Wang Xiangfei were elected as the Company's independent directors for a term of three years, commencing from 16th April 2002;

(2) During the 2002 Extraordinary General Meeting of the Company convened on 10th October 2002, the resolutions on the applications for resignations of Mr. Li Kaijian and Mr. Dou Zhenming as supervisors of the Company were considered and approved.

Tianjin Municipal Investment Company Limited, the Company's controlling shareholder, nominated Mr. Wang Zhanying as the candidate for supervisor. He was elected as the Company's supervisor in the Extraordinary General Meeting for a term of three years, commencing from 10th October 2002; and

(3) Pursuant to the provisions of the Articles of Association and the Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee, the Company is required to appoint one supervisor from the employee's representative. It was resolved in the employee's representative meeting of the Company that Mr. Wang Hui would be appointed as the supervisor of the Company acting on behalf of the employees for a term of three years, commencing from 16th October 2002.

Biography of Directors, Supervisors and Senior Management

1. BOARD OF DIRECTORS

Ms. Ma Baiyu, aged 40, is the Chairman and general manager of the Company. Ms. Ma graduated from Nan Kai University in the PRC in 1996 with a master degree in economics. Ms. Ma joined the Urban Construction Bureau in 1985 as an assistant supervisor and a lecturer. From 1996 to 1998, Ms. Ma worked as the chief economist in Tianjin Road Construction and Development Company Limited. From 1998 to December 2001, Ms. Ma worked as the deputy chairman and the general manager in TMICL. Ms. Ma has over ten years' experience in the urban construction industry. Ms. Ma has been the Chairman and general manager of TCEPC since December 2000.

Mr. Zhu Min, aged 48, is the executive director of the Company and the head of Tianjin Road & Bridge Department. Mr. Zhu has over fifteen years' experience in the road and bridge construction industry. Mr. Zhu graduated from Tianjin University in the PRC in 1999 with a master degree in business administration. Since December 1993, Mr. Zhu held a number of senior positions ranging from the head of the Equipment Division of the Tianjin Urban Construction Bureau to the head of Tianjin Road & Bridge Department. Mr. Zhu has been the director of TCEPC since December 2000.

Mr. An Pindong, aged 34, is the executive director, deputy general manager and the financial controller of the Company. From 1999 to December 2000, Mr. An worked as the assistant chief accountant in TMICL. Mr. An graduated from Tianjin Finance Institute in 1991 with a degree in accountancy. From 1992 to 1997, Mr. An was involved in the Hu Ning Expressway project and was responsible for the accounting and finance functions of such project. From 1997 to December 1999, Mr. An worked as a finance manager in Tianjin Jin Zheng Transportation Development Company Limited. Mr. An has been the director and financial controller of TCEPC since December 2000.

Mr. Gu Qifeng, aged 36, is the executive director, deputy general manager and chief engineer of the Company. Mr. Gu graduated from Tong Ji University in the PRC in 1998 with a master degree specialising in highways, city road and airport projects. Prior to the joining in TMICL, Mr. Gu held various senior positions in the Tianjin Urban Construction Bureau. Mr. Gu was responsible for the supervision of the construction of Ji Qing Expressway, Hu Ning Expressway and Dang Jin Expressway. From 1998 to December 2000, Mr. Gu worked as the chief engineer of TMICL. Mr. Gu has been the director and chief engineer of TCEPC since December 2000.

Mr. Wang Yueqing, aged 58, is the executive director of the Company and the chief accountant of the Tianjin Sewage Management Division. Mr. Wang has held various senior positions in the Tianjin Urban Construction Bureau since 1964, ranging from assistant supervisor, head of finance department to chief accountant of Tianjin Sewage Management Division. Mr. Wang has been the director of TCEPC since December 2000.

Mr. Zhang Wenhui, aged 47, is the executive director of the Company and has been the head of Tianjin Sewage Management Division. Mr. Zhang graduated from the Business School of Tianjin University in 1999 with a master degree in engineering. Mr. Zhang has held various senior positions in the Tianjin Sewage Management Division since 1980, ranging from deputy head of Tianjin Sewage Management Division — No. 4 Branch to deputy head of the Tianjin Sewage Management Division to head of Tianjin Senior Mangement Division. Mr. Zhang has been the director of TCEPC since December 2000.

1. BOARD OF DIRECTORS *(Cont'd)*

Mr. Chan Boon Teong, aged 60, is the chairman and one of the founders of Coastal Realty Group Ltd, the shares of which are listed on The Stock Exchange of Hong Kong Limited. He graduated from the Imperial College of the University of London, United Kingdom with a bachelor's degree in Electrical Engineering and also holds master degrees in Electrical Engineering and Operational Research from the Polytechnic University of New York City in the United States. He has over thirty years' experience in commercial, industrial and real estate business in the Southeast Asia region. He also served as a director of the Kowloon Stock Exchange. He is a director of TPV Technology Limited, the shares of which are listed in Hong Kong, and a director of United World Chinese Commercial Bank Limited, a listed company in Taiwan. Mr. Chan is a member of the National Chinese People's Political Consultative Conference and a member of the Standing Committee of the Fujian Province Chinese People's Political Consultative Conference. He is also a member of the Standing Committee of All China Federation of Returned Overseas Chinese. Mr. Chan has been the independent non-executive director of TCEPC since December 2000.

Mr. Wang Xiangfei, aged 51, is a director of China Everbright Holdings Company Limited. Mr. Wang was graduated from the People's University of China, with a major in finance, economics and banking, and holds a bachelor degree in Economics. Mr. Wang was an executive director and the chief executive of a listed company in Hong Kong controlled by a state-owned enterprise in the PRC. Mr. Wang has extensive business connections, and experiences in investment, business administration, finance, accounting and trading. Mr. Wang is qualified as accountant in the People's Republic of China. Mr. Wang was appointed as an independent non-executive director of the Company from April 2002.

Mr. Gao Zongze, aged 60, is the President of All China Lawyers Association, an arbitrator of the China Maritime Arbitration Commission, an arbitrator of China International Economic and Trade Arbitration Commission. Mr. Gao had studied in the Dalian Maritime University, China Academy of Social Sciences and the Law School of Columbia University in the United States. He had also been a part-time professor with the China University of Political Science and Law. Mr. Gao is fluent in English, German and Chinese. Mr. Gao has years of experience in legal practice. He specializes in maritime law, international trade law and securities law. Mr. Gao had been a General Counsel with the Central Office of the People's Bank of China and a legal counsel around the year to the Central Office of the Agricultural Bank of China, the Beijing Office of the Bank of China, the Central Office of the Industrial and Commercial Bank of China, China Petroleum & Chemical Corp., China National Cereals, Oils & Foodstuffs I/E Corp., China National Arts & Crafts I/E Corp., China National Metals & Minerals I/E Corp., Huaneng Power International, Inc. and other well established banks and companies. He has been involved in negotiating, drafting, amending and finalizing many major contracts on economic issues related to more than ten countries such as, among others, the United States, the United Kingdom outside the PRC. He has also represented many significant litigation and arbitration cases involving parties outside the PRC. During the recent years of his legal practice, Mr. Gao has been concentrating on the areas of overseas listing, mergers and acquisitions for PRC companies. Mr. Gao was appointed as an independent non-executive director of the Company from April 2002.

2. SUPERVISORY COMMITTEE

Ms. Yu Ruihua, aged 56, is the Chairman of the Supervisory Committee, senior engineer. Ms. Yu graduated from Tianjin University in 1970. She was the supervisor of the labour union, deputy secretary of the Party Committee and human resources manager of TMICL. Ms. Yu has more than 16 years' experience in the urban construction and environmental protection related business. She has held various positions in the Urban Construction Bureau, Tianjin Sewage Management Division and Tianjin Municipal No.2 Road Construction Company Limited. From 1984 to 1998, she worked as the deputy head of staff section, head of human resources department and supervisor of Tianjin Municipal No.2 Road Construction Company Limited. In 1999, she joined TMICL. She has been the chairman of labour union and secretary to sub-committee of the Communist Party of TMICL since 1999. She has been the Chairman of the Supervisory Committee of TCEPC since December 2000.

Mr. Chen Baosen, aged 50, is the supervisor of the Company and the assistant manager of the human resources department of TMICL. Mr. Chen has more than seven years' experience in the urban construction related business. From 1984 to 1993, Mr. Chen held various staff-related positions in the Urban Construction Bureau. In 1993, he joined Tianjin Municipal No.2 Road Construction Company Limited as a deputy head of the human resources department. He joined TMICL in June 2000. Mr. Chen has been the supervisor of TCEPC since December 2000.

Mr. Shi Chunhua, aged 38, is the supervisor of the Company and has been the deputy head of the internal audit department and finance department of Tianjin Urban Bureau. Mr. Shi graduated from Tianjin Finance Institute in July 1988 with a degree in auditing. From July 1988 to March 2001, Mr. Shi was appointed as deputy head in charge of the department of finance and auditing after he worked in that department for Urban Construction Bureau. Mr. Shi has been the supervisor of TCEPC since December 2000.

Mr. Wang Zhanying, aged 47, is the supervisor of the Company and has been the deputy chief accountant and the head of the finance department of Tianjin Municipal Corporation. He was a graduated research student in Business Administration from the School of Economics of Nankai University in 2000. After graduation, he had been the accountant at the finance division of Tianjin No. 4 Municipal Engineering Company, the accountant of the command division for project to divert water from Luan River to Tianjin, the accountant and head of finance department of Tianjin Municipal Corporation as well as the chief accountant of Tianjin Highway Construction and Development Company. Mr. Wang has been the supervisor of TCEPC since October 2002.

Mr. Wang Hui, aged 34, is the supervisor of the Company and has been the deputy manager of the operational management department of the Company, who is responsible for the operational management and the management work of the major repair projects for the sewage water treatment plants. He graduated from the Architecture College of the Tianjin University in 1991, with a major in water supplying and draining of the department of thermal energy and environmental engineering, and graduated from the post-graduate class of the environmental engineering department of Tong Ji University in 2001. From his graduation in 1991 to December 1999, Mr. Wang worked in Dongjiao Sewage Water Treatment Plant in Tianjin. He took part in the supervision and the management on construction work of Dongjiao Sewage Water Treatment Plant and the commissioning, trial and operation of the mud area. He was the deputy head of the production and operation department of Dongjiao Sewage Water Treatment Plant. Mr. Wang was the officer of the Combined Office of the Development and Construction Company of Tianjin Sewage Corporation from January 2000 to March 2001. He joined the Company in March 2001 and has been the supervisor of TCEPC since October 2002.

2. SUPERVISORY COMMITTEE *(Cont'd)*

Mr. Zhang Mingqi, aged 45, is the supervisor of the Company. He is the deputy general manager and chairman of the labour union of Dongjiao Sewage Water Treatment Plant. Mr. Zhang graduated from the Distant Learning Faculty of the college organised by the Chinese Communist Party Central Committee with major in economic management. Mr. Zhang has been working in the management office of Tianjin Sewage Company since 1980 and held various positions ranging from committee member for party affairs, deputy secretary of party sub-committee work for party affairs, deputy secretary of party, sub-committee of motor vehicle team and committee member of disciplinary committee of management office of Tianjin Sewage Company and deputy factory manager and deputy secretary of party sub-committee of Dongjiao Sewage Water Treatment Plant. Mr. Zhang has been the supervisor of TCEPC since September 2001.

3. SENIOR MANAGEMENT

Mr. Luo Lianfang, aged 54, is the deputy general manager of the Company. Mr. Luo graduated from United University in 1986. Mr. Luo has more than 20 years' experience in the urban construction business. Before joining TMICL, he held different senior positions in the Urban Construction Bureau from 1964 to 1998. He was the deputy general manager of TMICL from 1998 to December 2000. From December 2000, Mr. Luo became the deputy general manager of TCEPC.

Mr. Lin Wenbo, aged 45, is the deputy general manager of the Company and the head of the Dongjiao Sewage Water Treatment Plant. He worked in the Jizhuangzi Sewage Water Treatment Plant from 1983 to 1992 as the division supervisor and the deputy head. Since March 1992, Mr. Lin has been the head of the Dongjiao Sewage Water Treatment Plant. He was responsible for the construction and management of the plant. Mr. Lin is now responsible for the overall supervision of the Dongjiao Sewage Water Treatment Plant. Mr. Lin has been the deputy general manager of TCEPC since December 2000.

Mr. Liu Wenya, aged 44, is the deputy general manager of the Company and the head of the Jizhuangzi Sewage Water Treatment Plant. Since 1982, Mr. Liu has held various managerial positions ranging from supervisor of the technology division to deputy head of the Jizhuangzi Sewage Water Treatment Plant. He has been involved in the feasibility studies, construction, research, technology improvement and general management of the plant. He graduated from Tianjin City Construction Institute in 1995. Mr. Liu is now responsible for the overall supervision of the Jizhuangzi Sewage Water Treatment Plant. Mr. Liu has been the deputy general manager of TCEPC since 2000.

Ms. Fu Yana, aged 32, is the company secretary and the head of Corporate Affairs Office. Ms. Fu was graduated from Tianjin Education University with a bachelor degree in Journalism. Ms. Fu has been working at Tianjin Sewage Management Division following graduation. Ms. Fu joined TMICL in August 1998 and served as the deputy director and director of the General Office. Ms. Fu has been the company secretary of TCEPC since December 2000.

Mr. Ip Pui Sum, aged 43, is the company secretary. Mr. Ip graduated from the Hong Kong Polytechnic University with a Higher Diploma in Accountancy in 1982. He had worked in Price Waterhouse Hong Kong and is a certified public accountant in Hong Kong. Mr. Ip has more than 18 years of experience in accounting and company secretarial matters. Mr. Ip was awarded a master degree in business administration in 1996. Mr. Ip has been the company secretary of the Company since December 1994.

PRINCIPAL ACTIVITIES

Prior to the asset exchange on 20th December 2000, the principal activity of the the Company and its subsidiaries (the" Group") was the manufacturing of chemical raw materials. Following the completion of asset exchange, the principal activities of the Company has been changed to environmental protection and urban infrastructure construction. The Company is the only listed vehicle of the Tianjin Municipal Government that is engaged in environment protection and urban infrastructure construction. The net profit of the Group in 2002, as prepared in accordance with PRC GAAP and HK GAAP, were all Rmb 287,236,000. The accounts for these operations are set out in the appropriate sections of this annual report.

FINANCIAL SUMMARY

A summary of the Group's results and assets and liabilities for the last five years prepared under PRC GAAP is set out on pages 8 and 9 of the annual report.

A summary of the Group's results and assets and liabilities for the last five years prepared under HK GAAP is set out on page 10 of the annual report.

RESULTS AND APPROPRIATIONS

The results and profit appropriation of the Group for the year ended 31st December 2002 as prepared in accordance with PRC GAAP and HK GAAP are set out in the profit and loss account and the profit appropriation statement on pages 54 and 55, and the consolidated profit and loss account on page 93 of this annual report, respectively.

An analysis of the Group's turnover and contribution to operating profit after finance costs by principal activities based on the accounts prepared under HK GAAP is as follows:

	Turnover		Operating profit before taxation (including finance costs)	
	2002	2001	**2002**	2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Sewage water processing and construction of sewage water treatment plants	**551,126**	480,964	**386,480**	356,756
Road and toll stations	**78,185**	79,663	**38,585**	40,671
Haihe Bridge project management	**4,547**	2,580	**3,471**	1,918
Total	**633,858**	563,207	**428,536**	399,345

DIVIDENDS

The directors did not declare an interim dividend (2001: nil). They recommend the payment of a final dividend of Rmb 0.85 per 10 shares for the year ended 31st December 2002 (2001: Rmb 0.8 per 10 shares).

DETAILS OF SHARE CAPITAL

(1) Table of changes in share capital:

During the period under review, the Company has not issued any bonus shares, increased share capital or listed any employee shares. There is no change in the structure of the Company's share capital and the number of shares of the Company.

	Beginning of the year *(Shares)*	Increase/(decrease) during the year Share placement *(Shares)*	Bonus issue *(Shares)*	Transfer of surplus to capital *(Shares)*	Share issue *(Shares)*	Others *(Shares)*	Sub-total *(Shares)*	End of the year *(Shares)*
A. Non-circulating shares								
1. Promoter shares comprising:								
State shares	839,020,000	—	—	—	—	—	—	839,020,000
Legal persons shares	38,485,000	—	—	—	—	—	—	38,485,000
Sub-total	877,505,000	—	—	—	—	—	—	877,505,000
B. Circulating shares								
1. Domestic listed Rmb ordinary shares	112,495,000	—	—	—	—	—	—	112,495,000
2. Non-domestic listed foreign currency ordinary shares	340,000,000	—	—	—	—	—	—	340,000,000
Sub-total	452,495,000	—	—	—	—	—	—	452,495,000
C. Total	1,330,000,000	—	—	—	—	—	—	1,330,000,000

(2) Issue and listing of shares:

For the three years ended 31st December 2002, the Company has not issued any shares.

DETAILS OF SHAREHOLDERS

1. The total number of shareholders of the Company as at 31st December 2002 is 31,746.

2. As at 31st December 2002, the top ten shareholders of the Company were as follows:

Name of shareholders	Increase(+)/ Decrease (-) during the year	Number of shares held at the end of the year	Percentage to total share capital (%)	Class (circulating/ non-circulating)	Number of shares pledged or frozen	Type of shareholders
Tianjin Municipal Investment Company Limited	0	839,020,000	63.084	Non-circulating	0	State shares
HKSCC Nominees Limited	+54,000	334,385,000	25.142	Circulating	Unknown	Foreign shares
Bohai Securities	+5,420,379	5,420,379	0.408	Circulating	Unknown	Individual shares
Shen Tie Jing Fa	0	3,500,000	0.263	Non-circulating	Unknown	Legal person shares
China Southern Securities Co., Ltd.	0	2,725,000	0.205	Non-circulating	Unknown	Legal person shares
Guangda Securities	+2,004,904	2,004,904	0.151	Circulating	Unknown	Individual shares
Galaxy Securities	0	1,500,000	0.113	Non-circulating	Unknown	Legal person shares
Yuyuan Funds	+1,231,358	1,231,358	0.093	Circulating	Unknown	Individual shares
Liaoning Shennong	0	1,000,000	0.075	Non-circulating	Unknown	Legal person shares
Guotai Tian Zheng	0	1,000,000	0.075	Non-circulating	Unknown	Legal person shares

Notes:

A. Pursuant to the register of the shareholders as provided by the HKSCC Nominees Limited, H Shares were held on behalf of various clients' accounts. There was no client who was interested in 5% or more than 5% of the total issued share capital of the Company.

B. Tianjin Municipal Investment Company Limited ("TMICL") holds 839,020,000 shares in the Company, representing approximately 63.08% of the Company's share capital and is the Company's largest shareholder ("Controlling Shareholder"). During the reporting period, TMICL had not pledged or frozen any of the Company's shares.

C. The top ten shareholders were not strategic investors of the Company.

D. There is no relationship and no parties acting in concert between the largest shareholder and the 2nd to 10th largest shareholders. However, it is not certain whether there are any such relationships among the 2nd to 10th largest shareholders.

DETAILS OF SHAREHOLDERS *(Cont'd)*

3. Controlling shareholder of the Company

Name:	Tianjin Municipal Investment Company Limited
Legal representative:	Mr. Sun Zengyin
Date of incorporation:	20th January 1998
Registered Capital:	Rmb 1,724,278,000
Scope of operation:	The development, construction and management of city infrastructure projects and auxiliary services, development and operation of city infrastructure, import of technology and equipment for city construction works, promotion for capital investment and project development and construction management (in accordance with the State regulations for specific projects and operations) in city road infrastructure

The business of Tianjin Municipal Investment Company Limited is under supervision control of Urban Construction Bureau of the Tianjin Municipality. Urban Construction Bureau of the Tianjin Municipality is the first class bureau in charge of municipality, highway construction and management of the city. The current bureau head is Mr. Sun Zengyin. Its services include roads, highways, bridges, sewage, subway trains, construction design, sewage water processing, real estate and services industry etc.

During the reporting period, there was no change in the controlling shareholder of the Company.

4. Other legal persons who were interested in more than 10% (10% inclusive) of the total issued share capital of the Company

During the reporting period, there was no other legal persons who was interested in more than 10% (10% inclusive) of the total issued share capital of the Company.

COMPANY'S MANAGEMENT STRUCTURE AND EMPLOYEES' INFORMATION

1. Directors, Supervisors and Senior Management

Name	Gender	Age	Position	Term	Shareholding at the beginning of the year	Shareholding at the end of the year
Ma Baiyu	F	40	Chairman, General Manager	2000.12.20 - 2003.12.19	0	0
An Pindong	M	34	Director, Deputy General Manager and Financial Controller	2000.12.20 - 2003.12.19	0	0
Gu Qifeng	M	36	Director, Deputy General Manager and Chief Engineer	2000.12.20 - 2003.12.19	0	0
Zhang Wenhui	M	47	Director	2000.12.20 - 2003.12.19	0	0
Wang Yueqing	M	58	Director	2000.12.20 - 2003.12.19	0	0
Zhu Min	M	48	Director	2000.12.20 - 2003.12.19	0	0
Chan Boon Teong	M	60	Independent Director	2000.12.20 - 2003.12.19	0	0
Li Weibin	M	41	Independent Director	2000.12.20 - 2002.04.16	0	0
Guan Weili	M	59	Independent Director	2000.12.20 - 2002.04.16	0	0
Wang Xiangfei	M	51	Independent Director	2002.04.16 - 2005.04.15	0	0
Gao Zongze	M	60	Independent Director	2002.04.16 - 2005.04.15	0	0
Yu Ruihua	F	56	Chairman of the Supervisory Committee	2000.12.20 - 2003.12.19	0	0
Chen Baosen	M	50	Supervisor	2000.12.20 - 2003.12.19	0	0
Shi Chunhua	M	38	Supervisor	2000.12.20 - 2003.12.19	0	0
Li Kaijian	M	50	Supervisor	2000.12.20 - 2002.10.10	0	0
Dou Zhenming	M	51	Supervisor	2000.12.20 - 2002.10.10	0	0
Wang Zhanying	M	47	Supervisor	2002.10.10 - 2005.10.09	5,000	5,000
Zhang Mingqi	M	45	Supervisor	2001.09.19 - 2004.09.18	0	0
Wang Hui	M	34	Supervisor	2002.10.16 - 2005.10.15	0	0
Luo Lianfang	M	54	Deputy General Manager	2000.12.20 - 2003.12.19	0	0
Lin Wenbo	M	45	Deputy General Manager	2000.12.20 - 2003.12.19	0	0
Zhu Yanbo	M	54	Deputy General Manager	2002.04.29 - 2005.04.28	0	0
Liu Wenya	M	44	Deputy General Manager	2000.12.20 - 2003.12.19	0	0
Fu Yana	F	32	Company Secretary	2000.12.20 - 2003.12.19	0	0
Ip Pui Sum	M	43	Company Secretary	2000.12.20 - 2003.12.19	0	0

Notes: (1) The shares held by Mr. Wang Zhanying, a supervisor, in the Company have been subject to a lock-up arrangement. Other directors, supervisors and senior management did not hold any shares in the Company.

(2) The positions of the directors, supervisors and senior management in the Company's shareholders:

Ms. Ma Baiyu, the Chairman and General Manager of the Company, also holds the position as the director of the Company's controlling shareholder. Apart from that, the directors, supervisors and senior management of the Company do not hold any positions of controlling shareholder excluding the position as a director.

COMPANY'S MANAGEMENT STRUCTURE AND EMPLOYEES' INFORMATION *(Cont'd)*

2. Remunerations of directors, supervisors and senior management

During 2002, salaried directors, supervisors and senior officers of the Company received their annual remuneration pursuant to the provisions of the respective directors' and supervisors' service agreements and staff wages allocation plan of the Company. The annual remuneration of independent directors is determined during shareholders' general meetings and will be paid in a lump sum by the end of the year.

The remunerations paid to the present directors, supervisors and senior officers of the Company including basic salaries, various kind of incentives, welfare benefits, allowances, housing subsidy and other subsidies, amounted to Rmb 4,615,000 in aggregate for the year. The remuneration paid to the three highest paid directors was Rmb 1,300,000 in aggregate. The remuneration paid to the three highest paid individuals was Rmb 1,300,000 in aggregate. Allowances paid to Mr. Chan Boon Teong, Mr. Wang Xiangfei and Mr. Gao Zongze, all of which were independent directors, were Rmb 265,000, Rmb 150,000 and Rmb 150,000 respectively.

The Company has 21 directors, supervisors and senior officers at present, 20 of which were paid remuneration by the Company. There were five individuals whose annual remuneration was Rmb 300,000 or above. There were five individuals whose annual remuneration was between Rmb 200,000 and Rmb 300,000. There were ten individuals whose annual remuneration was Rmb 200,000 or below. Mr. Shi Chunhua, a supervisor, has not received any remuneration from the Company as he receives remuneration from Tianjin Highway Development Company Limited, which is a connected company of the Company. Mr. Wang Zhanying receives remuneration from Urban Construction Bureau of the Tianjin Municipality, the ultimate controlling shareholder of the Company.

Remunerations of directors and supervisors

	2002	2001
	Rmb'000	*Rmb'000*
Fees	**715**	780
Salaries and other emoluments	**1,780**	1,960
Pensions	**22**	37
	2,517	2,777

The remuneration was paid to the directors and supervisors as follow:

	Number	
	2002	2001
Rmb nil - Rmb 1,073,000 (HK$1,000,000)	**21**	15

The above analysis includes the five individuals whose remunerations were the highest in the Group for the year.

COMPANY'S MANAGEMENT STRUCTURE AND EMPLOYEES' INFORMATION *(Cont'd)*

3. **Change of directors, supervisors and senior officers during the reporting period and the reasons for the change**

(1) During the 22nd meeting of the Second Board of the Company held on 28th February 2002, the resolution to appoint Mr. Gu Qifeng and Mr. An Pindong as the deputy general managers of the Company was passed.

(2) The 2001 Annual General Meeting, that is, the 10th shareholders' general meeting of the Company was held on 16th April 2002. As Mr. Li Weibin is the partner of the law firm in Hong Kong that provides legal services for the Company, and Mr. Guan Weili has been the independent director of the Company for six consecutive years, both of them are not considered appropriate to further assume their roles as independent directors of the Company. During this meeting, the resignations of Mr. Li Weibin and Mr. Guan Weili as the independent directors of the Company were considered and approved. Mr. Wang Xiangfei and Mr. Gao Zongze were elected as the independent directors of the Company, for a term of three years commencing from 16th April 2002, the date on which the resignation was approved in the shareholders' general meeting.

(3) The proposal in respect of the appointment of Mr. Zhu Yanbo as the deputy general manager of the Company was passed in the 23rd meeting of the Second Board held by the Company on 29th April 2002.

(4) The 2002 Extraordinary General Meeting of the Company was held on 10th October 2002. Since Mr. Li Kaijian and Mr. Dou Zhenming were considered not appropriate to act as Supervisors, this meeting approved their application for resignations as Supervisors. Mr. Wang Zhanying was elected as the Supervisor of the Company for a term of three years commencing from 10th October 2002.

(5) The employees' representative meeting of the Company was held on 16th October 2002. During the meeting, Mr. Wang Hui was elected as the Supervisor of the Company on behalf of the employees for a term of three years commencing from 16th October 2002.

COMPANY'S MANAGEMENT STRUCTURE AND EMPLOYEES' INFORMATION *(Cont'd)*

4. An overview of the Company's staff

As at the end of 2002, the number of staff of the Company was 922 which did not include any staff resigned or retired. Among the Company's staff, 138 of which have professional qualifications, and accounted for 14.97% of the total number of staff; 22 of them have senior titles; 66 of them have intermediate titles; 50 of them of junior titles; The Company has senior expertise in the field of international management and investment, environmental engineering, roads and bridges construction, and engineering management. The expertise portfolio at each segment was managed reasonably.

(1) An analysis of the staff in terms of their function is as follows:

Administration	96	(10.41%)
Finance	14	(1.52%)
Technical	124	(13.45%)
Operating staff at sewage treatment plants and toll stations	688	(74.62%)

(2) An analysis of the staff in terms of their education level:

Postgraduate	8	(0.87%)
University	72	(7.81%)
Post-secondary	420	(45.55%)
Secondary or below	422	(45.77%)

5. Arrangements to purchase shares or debentures

At no time during the year was the Company, its subsidiaries, its fellow subsidiaries or its holding company a party to any arrangements to enable the directors, supervisors or senior management of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

6. Directors, Supervisors and Senior Management's interests in contracts

No contract of significance to which the Company was a party and in which a director, supervisor or member of senior management had a material interest, whether directly or indirectly, existed at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

During the reporting period, the Company has the following ongoing connected transactions:

(1) On 24th September 2001, the Company entered into the transfer agreements concerning the construction-in-progress of Beicang Sewage Water Treatment Plant, Xianyanglu Sewage Water Treatment Plant, the expansion project of the Jizhuangzi Sewage Water Treatment Plant. Pursuant to the above agreements, during the reporting period, the construction works completed for the construction-in-progress of Beicang Sewage Water Treatment Plant, Xianyanglu Sewage Water Treatment Plant and the expansion project of the Jizhuangzi Sewage Water Treatment Plant were on schedule and amounted to Rmb 499 million. In accordance with Sewage Water Treatment Plant Construction Fee Agreement, the Company obtained an income of Rmb 183,536,000.

(2) On 24 September 2001, Tianjin Municipal Investment Company Limited ("TMICL") and the Company entered into the agreement for project management of the construction of Haihe Bridge Project of the Southeastern Half Ring. Pursuant to the agreement, construction works completed amounted to Rmb 219 million, and the Company obtained an income of Rmb 4,812,000.

(3) Pursuant to the Sewage Water Processing Agreement entered into between TMICL and Tianjin Sewage Company on 10th October 2000, Tianjin Sewage Company agreed to procure TMICL to process sewage water for a term of 30 years. The price is calculated in accordance with the pricing formula. Tianjin Sewage Company is a State-owned enterprise under the supervisory control of the Urban Construction Bureau of the Tianjin Municipality. The agreement was initially entered into between TMICL and Tianjin Sewage Company, as the sewage water processing business was owned and operated by TMICL at that time. After the completion of the asset exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the agreement replacing TMICL. According to the pricing formula, the processing fee payable is structured on a cost-plus-profit approach, and is linked to, among other things, the cost of processing sewage water, a fixed return on the capital investment and incentive payments. During the reporting period, the Company processed sewage water 210 million cubic meters. A sewage water processing fee of Rmb 399,665,000 was derived from the services provided pursuant to the Sewage Water Processing Agreement entered into with Tianjin Sewage Company.

(4) Pursuant to the Road Repair and Maintenance Agreement and the supplementary agreement thereof entered into between TMICL and Tianjin Urban Road and Bridge Construction Company ("TURBCC") on 1st October 2000 and 24th November 2000, respectively, TURBCC will maintain and repair the Southeastern Half Ring Road for TMICL. TURBCC is a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau of Tianjin. The agreement was initially entered into between TMICL and TURBCC, as the Southeastern Half Ring Road was owned and operated by TMICL at that time. After the completion of the Asset Exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the agreement replacing TMICL. Pursuant to the Road Repair and Maintenance Agreement, TURBCC will charge the Company for fees based on the rates prescribed under the Index for Estimation of Repair and Maintenance Costs for National Urban Construction (Jian She Bu Cheng [1993] No. 412) issued by the Ministry of Construction from time to time.

CONNECTED TRANSACTIONS *(Cont'd)*

(5) During the reporting period, the Company entered into the Silt Removal Agreement with Tianjin Second Urban Road Construction Company Limited ("TSURCC") for a consideration of Rmb 8,710,000. As TSURCC was under supervisory control of the Urban Construction Bureau of Tianjin Municipality and was the related party of the Company, the above transaction constituted a connected transaction. (Announcement setting out the details of this transaction was made on 5th August 2002 on Shanghai Securities, Hong Kong Wen Wei Po and The Standard).

(6) During the reporting period, the Company terminated the Lease Agreement entered into with TMICL on 10th October 2000, and entered into another lease agreement, pursuant to which the Company will lease from TMICL a property situated at No. 45 Guizhou Road, Heping District, Tianjin as its office premises. The annual rental payable by the Company is Rmb 1,050,000. The rental of Rmb 1,050,000 were derived pursuant to the above Lease Agreements entered into with TMICL.

(7) During the period between 31st December 2001 and 31st December 2002, the sewage processing infrastructure cost incurred by the Company and payable to the related parties amounted to Rmb 344,010,000.

The independent directors of the Company have confirmed that the above transactions were entered into on with normal commercial terms.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

FIXED ASSETS

Details of the movement in fixed assets during the year as prepared in accordance with PRC GAAP and HK GAAP are set out on pages 73 and 74 and pages 114 to 116 of the annual report respectively.

RESERVES

Details of movements in reserves during the year as prepared in accordance with PRC GAAP and HK GAAP are set out on pages 81 and 82 and pages 120 to 122 of the annual report, respectively.

EMPLOYEES' RETIREMENT BENEFIT SCHEME

Particulars of the employees' retirement benefit scheme operated by the Company are set out on pages 66 and 107 of the annual report.

MAJOR SUPPLIERS AND CUSTOMERS

The percentage of the Group's purchases and sales attributable to major suppliers and customers are as follows:

	2002	2001
	%	%
Percentage of purchases attributable to the Group's largest supplier	**21**	45
Percentage of purchases attributable to the Group's five largest suppliers	**69**	59
Percentage of sales attributable to the Group's largest customer	**60**	85
Percentage of sales attributable to the Group's five largest customers	**88**	86

None of the directors, supervisors or shareholders of the Company has interests in the share capital of the Group's suppliers or customers mentioned above. The largest customer of the Group, Tianjin Sewage Company, is under the supervisory control of the Urban Construction Bureau of the Tianjin Municipality.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Articles of Association.

SALE AND PURCHASE OR REPURCHASE OF SHARES OF THE COMPANY

During the year under review, the Company and its subsidiaries did not purchase, sell or repurchase any shares of the Company.

CODE OF BEST PRACTICE

On 31st July 2001, the Company's Board of Directors approved the establishment of an audit committee (the "Audit Committee") to review and supervise the Company's financial reporting process and internal controls pursuant to paragraph 14 of Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Code of Best Practice"). The Audit Committee comprises the independent non-executive directors, Messrs. Chan Boon Teong, Wang Xiang Fei and Gao Zong Ze. None of the Directors is aware of any information that would reasonably indicate that the Company is not or was not, for any part of the period, in compliance with the Code of Best Practice.

MAJOR LITIGATION

The Company did not engage in any litigation or arbitration of material importance during the year.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd., Certified Public Accountants, the PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers shall retire and offer themselves for re-appointment as the Company's domestic and international auditors respectively.

By order of the Board

Ma Baiyu
Chairman

Tianjin, the PRC
20th February 2003

Report of the Supervisory Committee

1. Meetings of the Supervisory Committee during the period

The Supervisory Committee held three meetings during the period, mainly covering the following:

(1) The 18th meeting of the Second Supervisory Committee was held on 27th February 2002, wherein the following resolutions were passed:

a. the 2001 Supervisory Committee working report of the Company;

b. the Rules Governing the Procedures for Operating the Supervisory Committee;

c. agreed with the 2001 annual report and the report summary of the Company;

d. agreed with the financial and accounting statements of the Company for 2001;

e. agreed with the 2001 final financial report and the 2002 financial budget report of the Company;

f. agreed with the 2001 profit appropriation plan of the Company;

g. agreed with the 2002 profit appropriation policy plan of the Company;

h. the Board of Directors and the operating team of the Company seriously implemented the various resolutions of the shareholders' meetings and the Board in 2001, and their operations were found to be in compliance with the relevant requirements in the Company Law and the Articles of Association. None of the Directors and the senior management of the Company has been found to be in violation of the State laws and regulations, the Company's Articles of Association and detrimental to the interests of the Company in carrying out their duties; and

i. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers issued their respective auditors' reports for 2001 with unqualified opinion on the financial statements, which truly reflected the actual financial situation and operating results of the Company.

The announcement of the resolutions of the meeting of the Supervisory Committee was published on Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 1st March 2002.

(2) The 19th meeting of the Second Supervisory Committee was held on 1st August 2002, wherein the following resolutions were considered and passed:

a. The interim report and its summary for the six months ended 30th June 2002 to be announced in the PRC and Hong Kong were considered and approved; and

1. Meetings of the Supervisory Committee during the period *(Cont'd)*

b. The proposal for the Company to enter into the "Contract on Undertaking the Silt Removal Project for the dried ponds of Jizhuangzi Sewage Treatment Plant" with the Tianjin Second Urban Road Construction Company Limited was considered and approved. Since the Tianjin Second Urban Road Construction Company Limited is under the same control of the Urban Construction Bureau of the Tianjin Municipality, which is the controlling shareholder of the Company, therefore, entering into the contract constitutes a connected transaction of the Company. The Supervisors considered that the connected transaction is on normal commercial terms and is fair and reasonable.

The announcement of the resolutions of the meeting of the Supervisory Committee was published on Shanghai Securities, Hong Kong Wen Wei Po and The Standard on 2nd August 2002.

(3) The 20th meeting of the Second Supervisory Committee was held on 21st August 2002, wherein the following resolutions were considered and passed:

a. The Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee as supplemented and amended were considered and approved;

b. The applications for resignations of Li Kaijian and Dou Zhenming as supervisors of the Company were approved; and

c. Shareholders were called upon to submit their nominations of candidates for a supervisor as the shareholder representative, to be proposed at the extraordinary general meeting for election of one supervisor.

Agreed on the resolutions passed in the 26th meeting of the Second Board of the Company and the supervisors in attendance in that Board meeting considered that the procedures of that board meeting complied with the Company Law and the Articles of Association, and the resolutions passed were fair and reasonable.

The announcement of the resolutions of the meeting of the Supervisory Committee was published on Shanghai Securities, Hong Kong Wen Wei Po and The Standard on 22nd August 2002.

2. Independent opinion of the Supervisory Committee on the relevant issues of the Company in 2002

(1) Operations of the Company in compliance with the laws:

Pursuant to the relevant laws and regulations of the State, the Supervisory Committee of the Company has carried out supervision on the Company's shareholders' meetings, the convening procedures of the Board of Directors, resolutions and the implementation of the resolutions of the shareholders' meetings by the Board of Directors, and considered that the performance of the Company's Board of Directors in 2002 was strictly in compliance with the Company Law, Securities Law, Listing Rules, Articles of Association and other laws and regulations, and that their works were serious and responsible, their operating decisions were scientific and reasonable, and the internal management and internal control systems were further upgraded and a good internal controlling mechanism was established. None of the Directors and the senior management of the Company has been found to be in violation of the laws and regulations, the Articles of Association and acts which were detrimental to the interests of the Company in carrying out their duties.

2. **Independent opinion of the Supervisory Committee on the relevant issues of the Company in 2002** *(Cont'd)*

(2) Inspection of the financial situation of the Company:

The Supervisory Committee of the Company carried out serious and careful inspections on the financial system and financial situation of the Company, and considered that the 2002 financial report of the Company could truly reflect the financial situation and operating results of the Company. The auditing opinion and appraisals of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were objective and fair.

(3) During the reporting period, the Company did not apply any proceeds from subscription.

(4) The Company entered into three transfer agreeements concerning the construction-in-progress of Xianyanglu Sewage Water Treatment Plant, the expansion project of the Jizhuangzi Sewage Water Treatment Plant and Beicang Sewage Water Treatment Plant with Tianjin Sewage Company on 24th September 2001. During the reporting period, the transfer of projects was completed on 30th October 2002. Accordingly, the Company had completed the asset acquisition at this stage. The price of the asset acquisition was based on the valuation report Zhong Qi Hua Ping Gu Yu Zi (2001) No. 97 and the report issued by the domestic auditors. The transaction of asset acquisition was fair and reasonable.

(5) The connected transactions of the Company were fair and reasonable, and were not detrimental to the interests of a listed company or minority shareholders, and no insider dealing has occurred.

(6) Implementation of the resolutions of the shareholders meetings:

The members of the Supervisory Committee of the Company attended the various Board meetings and shareholders' general meetings of the Company, and the Supervisory Committee of the Company has no objection to the various reports and resolutions raised for approval by the Board of Directors to the shareholders' general meetings. The Supervisory Committee of the Company carried out supervision on the implementation of the resolutions of the shareholders' general meetings and considered that the Board of Directors of the Company could seriously implement the relevant resolutions of the shareholders' general meetings.

Report of the PRC Auditors



PwC Shen Zi (2003) No.278

TO THE SHAREHOLDERS OF TIANJIN CAPITAL ENVIRONMENTAL PROTECTION COMPANY LIMITED

We have accepted the appointment by the shareholders of the Company and audited the balance sheets of the Company and the Group (the Company and its subsidiary) as at 31st December 2002 and their profit and loss accounts, profit appropriation statements and cash flow statements for the year then ended. The Company is responsible for these accounts. Our responsibility is to express an audit opinion on the accounts. Our audit was conducted in accordance with China Certified Public Accountants' Independent Auditing Standards and consequently included such auditing procedures as were considered necessary and appropriate to the Company's and the Group's circumstances, including examination, on a test basis, of the Company's and the Group's transactions and accounting records.

In our opinion, the accounts of the Company and the Group as set out on pages 52 to 91 present fairly, in all material respects, the financial positions of the Company and the Group as at 31st December 2002 and their results and cash flows for the year then ended in accordance with China's Accounting Standards and Accounting System for Business Enterprises. The accounting policies used in the preparation of the accounts for the year are consistent with those used in the preceding year.

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd.	**Zhou Zhong Hui** *Certified Public Accountant*	**Wang Xiao** *Certified Public Accountant*

Shanghai, China
20th February 2003

Balance Sheets

AS AT 31ST DECEMBER 2002
(Prepared in accordance with PRC Accounting Regulations)

	Notes	Group		Company	
		31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
		Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
ASSETS					
CURRENT ASSETS					
Cash and bank balances	3	**537,929**	260,468	**515,507**	208,770
Accounts receivable	4	**28,704**	132,312	**28,232**	132,312
Other receivables	5	**1,419**	548	**1,078**	530
Prepayments to suppliers	6	**1,871**	215,140	**253**	215,026
Inventories	7	**2,440**	2,514	**2,440**	2,514
Total current assets		**572,363**	610,982	**547,510**	559,152
LONG-TERM INVESTMENTS					
Long-term equity investments	8	**4,000**	4,000	**19,439**	21,018
FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS					
Fixed assets - cost		**1,757,717**	1,754,719	**1,755,436**	1,751,406
Less: Accumulated depreciation		**(493,021)**	(442,717)	**(492,771)**	(442,717)
Fixed assets - net book value	9	**1,264,696**	1,312,002	**1,262,665**	1,308,689
Construction-in-progress	10	**915,949**	—	**825,625**	—
Total fixed assets and construction-in-progress		**2,180,645**	1,312,002	**2,088,290**	1,308,689
TOTAL ASSETS		**2,757,008**	1,926,984	**2,655,239**	1,888,859

The accompanying notes form an integral part of these accounts.

Ma Baiyu	**An Pindong**	**Shi Zhenjuan**
Company Representative	*Chief Accountant*	*Accounts Preparer*

AS AT 31ST DECEMBER 2002
(Prepared in accordance with PRC Accounting Regulations)

	Notes	Group 31st December 2002 Rmb'000	Group 31st December 2001 Rmb'000	Company 31st December 2002 Rmb'000	Company 31st December 2001 Rmb'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Short-term loan	11	30,000	—	—	—
Accounts payable	12	1,862	209	414	199
Advances from customer	13	89,597	—	89,597	—
Welfare payable		5,753	3,471	5,733	3,465
Dividend payable	14	115,268	106,400	115,268	106,400
Taxes payable	15	21,196	46,597	21,191	46,593
Other accruals		482	2,200	465	2,200
Other payables	16	176,523	157,545	174,635	157,531
Accrued expenses		5,861	4,583	5,862	4,583
Total current liabilities		446,542	321,005	413,165	320,971
LONG-TERM LIABILITIES					
Long-term loan	17	500,000	—	500,000	—
Specific payables	18	66,676	36,200	—	—
Total long-term liabilities		566,676	36,200	500,000	—
TOTAL LIABILITIES		1,013,218	357,205	913,165	320,971
MINORITY INTERESTS		1,716	1,891	—	—
SHAREHOLDERS' EQUITY					
Share capital	19	1,330,000	1,330,000	1,330,000	1,330,000
Capital reserve fund	20	69,289	69,289	69,289	69,289
General reserves	20	84,335	41,250	84,335	41,250
Including:					
Statutory common reserve		56,223	27,500	56,223	27,500
Statutory provident fund		28,112	13,750	28,112	13,750
Undistributed profits	21	258,450	127,349	258,450	127,349
Total shareholders' equity		1,742,074	1,567,888	1,742,074	1,567,888
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,757,008	1,926,984	2,655,239	1,888,859

The accompanying notes form an integral part of these accounts.

Ma Baiyu	**An Pindong**	**Shi Zhenjuan**
Company Representative	*Chief Accountant*	*Accounts Preparer*

Profit and Loss Accounts

FOR THE YEAR ENDED 31ST DECEMBER 2002
(Prepared in accordance with PRC Accounting Regulations)

	Notes	Group		Company	
		2002	2001	**2002**	2001
		Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Income from principal operations	22	**670,749**	595,986	**670,749**	595,986
Less: Costs for principal operations	22	**(146,136)**	(131,649)	**(146,136)**	(131,649)
Business tax and surcharges	23	**(36,891)**	(32,779)	**(36,891)**	(32,779)
Profit from principal operations		**487,722**	431,558	**487,722**	431,558
Add: Profit from other operations		**514**	89	**10**	12
Less: Administrative expenses		**(46,047)**	(33,623)	**(43,705)**	(32,385)
Financial (expenses)/income - net	24	**(12,511)**	1,196	**(12,595)**	1,126
Operating profit		**429,678**	399,220	**431,432**	400,311
Less: Investment loss	25	**—**	—	**(1,579)**	(982)
Add: Non-operating income		**42**	317	**42**	317
Less: Non-operating expenses		**(1,184)**	(192)	**(1,184)**	(192)
Total profit		**428,536**	399,345	**428,711**	399,454
Less: Income tax	2(s)	**(141,475)**	(131,820)	**(141,475)**	(131,820)
Minority interests		**175**	109	**—**	—
Net profit		**287,236**	267,634	**287,236**	267,634

The accompanying notes form an integral part of these accounts.

Ma Baiyu	**An Pindong**	**Shi Zhenjuan**
Company Representative	*Chief Accountant*	*Accounts Preparer*

Profit Appropriation Statements

FOR THE YEAR ENDED 31ST DECEMBER 2002
(Prepared in accordance with PRC Accounting Regulations)

	Notes	Group		Company	
		2002	2001	**2002**	2001
		Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Net profit		**287,236**	267,634	**287,236**	267,634
Add: Undistributed profits at beginning of the year		**127,349**	6,261	**127,349**	6,261
Profits available for appropriation		**414,585**	273,895	**414,585**	273,895
Less: Transfer to statutory common reserve	20(b)	**(28,723)**	(26,764)	**(28,723)**	(26,764)
Transfer to statutory provident fund	20(b)	**(14,362)**	(13,382)	**(14,362)**	(13,382)
Profit attributable to shareholders		**371,500**	233,749	**371,500**	233,749
Less: Dividend payable		**(113,050)**	(106,400)	**(113,050)**	(106,400)
Undistributed profits at end of the year		**258,450**	127,349	**258,450**	127,349

The accompanying notes form an integral part of these accounts.

Ma Baiyu	**An Pindong**	**Shi Zhenjuan**
Company Representative	*Chief Accountant*	*Accounts Preparer*

Cash Flow Statements

FOR THE YEAR ENDED 31ST DECEMBER 2002
(Prepared in accordance with PRC Accounting Regulations)

	Group 2002 *Rmb'000*	Company 2002 *Rmb'000*
Cash flows from operating activities		
Cash inflows:		
Cash received from rendering of services	704,399	703,428
Other cash received relating to operating activities	52	52
Sub-total of cash inflows	704,451	703,480
Cash outflows:		
Cash paid for goods and services	(67,663)	(66,740)
Cash paid to and on behalf of employees	(37,515)	(36,304)
Taxes paid	(206,849)	(206,836)
Other cash paid relating to operating activities	(33,076)	(31,923)
Sub-total of cash outflows	(345,103)	(341,803)
Net cash flows from operating activities	359,348	361,677
Cash flows from investing activities		
Cash inflows:		
Cash received from settlement of the related assets and liabilities of the sewage water processing plants construction projects *(note 1(a)(ii))*	354,362	354,362
Other cash received relating to investing activities	2,158	2,073
Sub-total of cash inflows	356,520	356,435
Cash outflows:		
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(373,802)	(286,294)
Net cash flows from investing activities	(17,282)	70,141
Cash flows from financing activities		
Cash inflows:		
Cash received from borrowings	30,000	—
Cash received relating to other financing activities	30,476	—
Sub-total of cash inflows	60,476	—
Cash outflows:		
Cash payments for distribution of dividends or profits	(104,182)	(104,182)
Cash payments for interest expenses	(20,899)	(20,899)
Sub-total of cash outflows	(125,081)	(125,081)
Net cash flows from financing activities	(64,605)	(125,081)
Net increase in cash	277,461	306,737

The accompanying notes form an integral part of these accounts.

Ma Baiyu	**An Pindong**	**Shi Zhenjuan**
Company Representative	*Chief Accountant*	*Accounts Preparer*

FOR THE YEAR ENDED 31ST DECEMBER 2002
(Prepared in accordance with PRC Accounting Regulations)

Supplementary Information	**Group**	**Company**
	2002	**2002**
	Rmb'000	*Rmb'000*
(i) Reconciliation of net profit to net cash flows from operating activities		
Net profit	287,236	287,236
Add/(Less):		
Minority interests	(175)	—
Depreciation and amortisation of fixed assets	50,874	50,624
Loss on disposal of fixed assets	1,088	1,088
Interest expense	14,571	14,571
Loss on investments	—	1,579
Decrease in inventories	74	74
Decrease in operating receivables	100,327	101,205
Decrease in operating payables	(94,647)	(94,700)
Net cash flows from operating activities	359,348	361,677
(ii) Net increase in cash		
Cash at end of the year	537,929	515,507
Less: Cash at beginning of the year	(260,468)	(208,770)
Net increase in cash	277,461	306,737

The accompanying notes form an integral part of these accounts.

Ma Baiyu	**An Pindong**	**Shi Zhenjuan**
Company Representative	*Chief Accountant*	*Accounts Preparer*

1 COMPANY PROFILE AND OPERATION MODE OF PRINCIPAL ACTIVITIES

Tianjin Capital Environmental Protection Company Limited ("the Company") was established on 8th June 1993 in the People's Republic of China (the "PRC") as a joint stock limited company. Its principal activities include sewage water processing and sewage water processing plants construction, road and toll stations, and Haihe Bridge project management. Principal business of the Company's subsidiary is set out in note 8(a).

The following is the Company's operation mode of principal activities:

(a) Sewage Water Processing and Sewage Water Processing Plants Construction Business

(i) Sewage Water Processing Business

The sewage water processing business is conducted according to a Sewage Water Processing Agreement entered into on 10th October 2002, pursuant to which the sewage water processing services are rendered by the Dongjiao Sewage Water Processing Plant and Jizhuangzi Sewage Water Processing Plant to Tianjin Sewage Company ("TSC"), a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau ("TMEB"), at prices to be determined in accordance with a pricing formula stipulated in the agreement. The pricing formula effectively allows the sewage water processing business to fully recover the actual operating costs, including depreciation and amortisation of fixed assets but excluding interest expenses and foreign exchange gains or losses, and to earn a return of 15% per annum of the average balance of the monthly net book value of fixed assets (as defined in the agreement) of the sewage water processing operations, and incentive pricing adjustments for cost saving and/or when actual processing volume exceeds the minimum processing volume stipulated in the agreement.

(ii) Sewage Water Processing Plants Construction Business

On 24th September 2001, the Company and TSC entered into the Xianyanglu Sewage Water Processing Plant Construction-in-progress Transfer Agreement, the Jizhuangzi (Expansion) Sewage Water Processing Plant Construction-in-progress Transfer Agreement and the Beicang Sewage Water Processing Plant Construction-in-progress Transfer Agreement (the "Transfer Agreements"). Upon the execution of the Transfer Agreements, the Company is responsible for the construction and the funding requirements of the construction-in-progress of Xianyanglu Sewage Water Processing Plant, Jizhuangzi (Expansion) Sewage Water Processing Plant and Beicang Sewage Water Processing Plant (the "Sewage Plant Construction Projects"). Pursuant to the Transfer Agreements, the Company will acquire from TSC the Sewage Plant Construction Projects and TSC should transfer the rights and obligations of loan facilities from three banks, totalling approximately Rmb 1,460 million already contracted by TSC for the Sewage Plant Construction Projects, to the Company upon the completion of the transfers.

1 COMPANY PROFILE AND OPERATION MODE OF PRINCIPAL ACTIVITIES *(Cont'd)*

(a) Sewage Water Processing and Sewage Water Processing Plants Construction Business *(Cont'd)*

(ii) Sewage Water Processing Plants Construction Business *(Cont'd)*

In addition, the Company and TSC entered into a Sewage Water Plants Construction Fee Agreement ("Construction Fee Agreement") on 24th September 2001. Pursuant to the agreement, TSC will pay and the Company will charge, a fee during the construction period of the sewage water processing plants, as a reward to remunerate the Company to take responsibility for the construction of the Sewage Plant Construction Projects. The aggregate construction fees payable to the Company for the above Sewage Plant Construction Projects amount to approximately Rmb 1,170 million, which represents 23.7% of the simple yearly/period average of the estimated construction costs to be incurred during the construction period from 24th September 2001 to the respective dates of completion and commissioning of operations of the sewage water processing plants. Pursuant to the Construction Fee Agreement, the construction fees will be payable by TSC to the Company in advance on a monthly basis based on the amounts calculated according to the percentage of completion of the respective construction projects estimated by management. The percentage of completion of each project will be adjusted on a quarterly basis according to the certifications issued by qualified independent surveyors or engineers. Pursuant to the agreement, upon the commencement of operation of the three sewage water processing plants, the rights and obligations between the Company and TSC will follow the terms as specified in the Sewage Water Processing Agreement.

1 COMPANY PROFILE AND OPERATION MODE OF PRINCIPAL ACTIVITIES *(Cont'd)*

(a) Sewage Water Processing and Sewage Water Processing Plants Construction Business *(Cont'd)*

(ii) Sewage Water Processing Plants Construction Business *(Cont'd)*

Currently, the Company has obtained a bank loan facility of Rmb 740 million from one of the three banks, while the transfers of the remaining bank loan facilities from the other two banks amounting to approximately Rmb 720 million are still in progress. According to the opinion of the Company's lawyer and a confirmation issued by TSC consenting that the incomplete transfer of the bank loan facilities would have no material impact on the transfers of the Sewage Plant Construction Projects, the Company therefore announced the completion of the acquisition of the Sewage Plant Construction Projects on 30th October 2002. For the sake of accounting convenience of both parties, TSC and the Company decided to use 31st December 2002 as the effective date of transfer, and that all assets and liabilities related to the Sewage Plant Construction Projects set out below be settled on that date:

	Rmb'000
Assets:	
- Bank deposits transferred from TSC	(354,362)
- Considerations payable to TSC for the Sewage Plant Construction Projects up to 24th September 2001	(137,892)
- Other related assets	(679)
Amounts payable to TSC for transfer of assets	(492,933)
Liabilities:	
Bank loan transferred from TSC	500,000
Net amount receivable from TSC upon the completion of transfer of the Sewage Plant Construction Projects	**7,067**
Construction fee of the Sewage Plant Construction Projects receivable from TSC	71,401
Construction costs prepaid by TSC for the Company	(273,630)
Net amount payable to TSC prior to the completion of the acquisition	**(202,229)**
Remaining balance of the 10% of the total construction fee that TSC should have prepaid to the Company	**89,597**
Net amount payable to TSC by the Company	**(105,565)**

1 COMPANY PROFILE AND OPERATION MODE OF PRINCIPAL ACTIVITIES *(Cont'd)*

(a) Sewage Water Processing and Sewage Water Processing Plants Construction Business *(Cont'd)*

(ii) Sewage Water Processing Plants Construction Business *(Cont'd)*

In addition, TSC confirmed that it would actively assist the Company to complete the remaining procedures for the transfers of the other two loans from TSC to the Company. Also, TSC guaranteed that the above mentioned loans or loans of the same or similar terms would be finally transferred to the Company in order to facilitate the Company to complete the construction of the Sewage Plant Construction Projects in time.

The details of the above Sewage Plant Construction Projects are set out below:

	Xianyanglu Sewage Water Processing Plant Construction Project	**Jizhuangzi Sewage Water Processing Plant Expansion Project**	**Beicang Sewage Water Processing Plant Construction Project**
Location	Tianjin, the PRC	Tianjin, the PRC	Tianjin, the PRC
Daily capacity (cubic meter) upon completion of construction	450,000	280,000	100,000
Estimated date of completion	End of 2004	End of 2003	End of 2005
Estimated total construction costs from 24th September 2001 to the commencement of operations of the plants (Rmb' million)	1,134	978	366
Estimated construction fees (Rmb' million)	589	317	264
% of completion of construction			
- as at 31st December 2001	6.0%	14.4%	3.8%
- as at 31st December 2002	19.7%	45.1%	6.1%
Construction fees recognised by the Company (Rmb' million)			
- up to 31st December 2001	35	46	10
- up to 31st December 2002	116	143	16

(b) Road and Toll Stations Business

The Company has the ownership of the right to set up toll stations at the junctions between the city roads of Tianjin and expressways leading to the city, and to collect toll fees from all motor vehicles entering the city of Tianjin at such toll stations, other than vehicles which are registered in Tianjin or exempted from toll payments under the relevant PRC rules and regulations, for a term expiring on 28th February 2029.

1 COMPANY PROFILE AND OPERATION MODE OF PRINCIPAL ACTIVITIES *(Cont'd)*

(c) Haihe Bridge Project Management Business

On 24th September 2001, the Company entered into the Haihe Bridge Project Management Agreement with Tianjin Municipal Investment Company Limited (the "controlling shareholder" or "TMICL"), the owner of the Haihe Bridge Construction Project. According to the agreement, the Company will provide project management services to TMICL for the construction of Haihe Bridge and will be entitled to a total sum of project management fee amounting to Rmb 10,650,000. The construction of Haihe Bridge is expected to be completed in early 2003.

The Company will receive the project management fee on a monthly basis according to the percentage of completion of the construction of Haihe Bridge. The percentage of completion during a year or period is determined based on the certifications issued by qualified independent surveyors or engineers. In the event that upon the completion of the construction of the Haihe Bridge, the construction cost incurred is less or more than the budget, as the case may be, the company will be entitled to certain reward or subject to certain penalty, respectively.

2 ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS

(a) Basis of preparation

The Company has prepared the accounts based on the Accounting Standards and the Accounting System for Business Enterprises promulgated by the Ministry of Finance of the PRC.

(b) Financial year

The financial year is from 1st January to 31st December of each calendar year.

(c) Reporting currency

The reporting currency is Renminbi ("Rmb") and amounts in the accounts are stated to the nearest thousand of Rmb.

(d) Basis of accounting

The accrual concept and, except for special explanation, the historical cost convention are adopted as basis of accounting. Assets are initially recorded at their acquired costs. Subsequently, if they are impaired, impairment provisions are taken accordingly.

2 ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS *(Cont'd)*

(e) Cash

For the purpose of cash flow statement, cash comprises cash in hand and deposits repayable on demand.

(f) Receivables and provision for bad debts

Receivables comprise accounts receivable and other receivables.

The Group adopts the provision method to account for the loss in bad debts.

Provision for bad debts is made after the evaluation of the recoverability of receivables. When there are solid evidences that receivables are not recoverable, such as in the events that the entity is deregistered, goes bankrupt, has negative assets and insufficient working capital etc., the corresponding receivables are recognised as bad debts and net off the corresponding amounts of provision for bad debts.

(g) Inventories

Inventories comprise raw materials, spare parts and consumables.

Raw materials are stated at the lower of cost and net realisable value. Spare parts and consumables are stated at cost less provision for obsolescence. Cost is determined on the weighted average basis.

(h) Long-term equity investments

Long-term equity investments are equity investments holding for more than one year.

Cost of long-term equity investments are accounted for based on the actual amounts paid. The Company adopts the equity method to account for the invested entities in which the Company holds 20% or more of the voting share capital, or holds less than 20% of the voting share capital but has significant influence on the entities' operating decisions. The Company adopts the cost method to account for the invested entities in which the Company holds 20% or less of the voting share capital, or holds more than 20% of the voting share capital but has no significant influence on the entities' operating decisions.

The Company adopts the equity method to account for its subsidiary in the accounts of the Company. A subsidiary is an enterprise in which the Company holds directly or indirectly more than 50% of the voting share capital, has the power of decision making on the financing and operating strategies of the enterprise and accordingly is able to obtain benefits from its operating activities.

2 ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS *(Cont'd)*

(h) Long-term equity investments *(Cont'd)*

Provision for permanent diminution in value of long-term equity investment is made in the cases where there is a continuing diminution in the value of long-term equity investments or there is deterioration in the operating results of the invested company and such diminution in value is not expected to be reversible in the foreseeable future.

(i) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation/amortisation and accumulated impairment losses, if any.

Amortisation of land use rights, other than those in relation to the road and toll stations business, is calculated to write-off their cost on a straight-line basis over the period of land use rights of 50 years.

Depreciation of the road and amortisation of land use rights in relation to the road and toll stations business are calculated to write-off their cost on a units-of-usage basis whereby the depreciation and amortisation are provided based on the share of actual traffic volume for a particular period over the projected total traffic volume throughout the period of 30 years for which the right to operate the road is granted. It is the policy of the road and toll stations business to review regularly the projected total traffic volume throughout the operating periods of the road. If it is considered appropriate, independent professional traffic studies will be obtained. Appropriate adjustments will be made should there be a material change in the projected total traffic volume.

Depreciation of leasehold buildings and structures is calculated to write-off their cost on a straight-line basis over the unexpired periods of the leases, the unexpired periods of the rights to operate the road and the toll stations or their expected useful lives, whichever is the shortest. The periods adopted for depreciation range from 10 to 50 years.

Other tangible fixed assets are depreciated at rates sufficient to write-off the cost of the assets, less estimated residual value, over their estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Plant, machinery and equipment	10-30 years
Motor vehicles and others	5-40 years

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. The expenses relating to improvements of fixed assets are capitalised and amortised over their expected useful lives.

2 ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS *(Cont'd)*

(i) Fixed assets and depreciation *(Cont'd)*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(j) Construction-in-progress

Construction-in-progress represents capital assets under construction or being installed and is stated at cost. Cost comprises original cost of plant and equipment, installation, construction and other direct costs which includes interest cost on specific borrowings used to finance the capital assets, prior to the date of reaching the expected usable condition. Construction-in-progress is transferred to the fixed assets account when the asset has been substantially completed and reaches the expected usable condition.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the construction-in-progress is impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(k) Borrowing costs

Interest cost, ancillary costs, and exchange differences incurred in connection with specific borrowings obtained for the acquisition or construction of fixed assets are capitalised as costs of the assets beginning when the capital expenditures and borrowing costs have been incurred and the activities to enable the assets to reach their expected usable condition have commenced. The capitalisation of borrowing costs ceases when the construction-in-progress has reached the asset's expected usable condition. Borrowing costs incurred thereafter are recognised as expenses in the period in which they are incurred.

2 ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS *(Cont'd)*

(k) Borrowing costs *(Cont'd)*

In each capitalisation period, the amount of interest cost included in the borrowing costs to be capitalised should be determined according to the weighted average amount of accumulated expenditures incurred for the acquisition or construction of a fixed asset up to the end of the current period and the weighted average interest rate of related borrowings, not exceeding the interest cost of the specific borrowings actually incurred during the current period. Borrowing costs such as exchange differences and significant ancillary costs in connection with specific borrowings in foreign currency are capitalised based on actual amount in the period in which they are incurred.

Borrowing costs in connection with other borrowings are recognised as expenses in the period in which they are incurred.

(l) Repair and maintenance expenses

Repair and maintenance expenses are charged to the profit and loss account as incurred.

(m) Research and development expenses

Research and development expenses are charged to the profit and loss account as incurred.

(n) Retirement benefits

The Group participates in the employee pension scheme of the Tianjin Municipal Government whereby the Group is required to make an annual contribution equivalent to 20% of its annual payroll costs and the Tianjin Municipal Government undertakes to assume the retirement benefits obligations of existing and future retired employees of the Group. The Group's contributions under the scheme are charged to the profit and loss account as incurred.

(o) Deferred taxation

Deferred taxation is accounted for at the current rate of taxation, using the liability method, in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

2 ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS *(Cont'd)*

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

(q) Foreign currency translation

Transactions denominated in foreign currencies are translated into Rmb at the exchange rates stipulated by the People's Bank of China prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Rmb at the exchange rates stipulated by the People's Bank of China at the balance sheet date.

Except for the exchange differences attributable to specific foreign currency borrowings and arising during the period of acquisition and construction of fixed assets are capitalised, all other exchange differences arising are taken to the profit and loss account.

(r) Revenue recognition

(1) Revenue from sewage water processing services is recognised when services are rendered. Revenue from sewage water processing plants construction services is calculated based on the percentage of completion during the construction period of the respective sewage water processing plants. The percentage of completion is determined with reference to the certification of qualified independent surveyors or engineers in the PRC.

(2) Toll fee income is recognised on a receipt basis.

(3) Revenue from Haihe Bridge project management fee income is recognised based on the percentage of completion during the construction period of the Haihe Bridge. The percentage of completion is determined with reference to the certification of qualified independent surveyors or engineers in the PRC.

(4) Interest income is recognised based on the period of the principal amounts deposited and the effective interest rates.

2 ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS *(Cont'd)*

(s) Taxation

(1) Income tax

Corporate income tax is accounted for using the tax liability method under the effective tax method. The tax rate is 33% of taxable income.

(2) Business tax

The business tax rate is 5% of gross service income.

(3) Government surcharges

Government surcharges comprises of city construction tax and education surcharge, calculated respectively at the tax rate of 7% and 3% of the amount of business tax.

(t) Related parties

Related parties refer to state-owned companies or other companies under the supervisory control of TMEB (note 27).

(u) Basis of preparation of consolidated accounts

The consolidated accounts, including the accounts of the Company and its subsidiary, are prepared in accordance with Cai Kuai Zi (1995) No. 11 "Temporary Regulations for Preparation of Consolidated Accounts" issued by the Ministry of Finance.

From the date of obtaining the effective control on a subsidiary, the Company begins to consolidate the subsidiary's revenue, cost, profit, and will cease the consolidation from the date of losing effective control. All significant intercompany transactions and balances between the Company and the subsidiaries under consolidation are eliminated in the consolidated accounts prepared. Minority interests represent the portion of the equity interests of the subsidiaries under consolidation not belong to the Group.

When there is inconsistency in accounting policies between the subsidiaries and the Company, and when the discrepancies arising from the inconsistency have a material impact on the consolidated accounts, they will be adjusted according to the Company's accounting policies.

3 CASH AND BANK BALANCES

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Cash on hand	**11**	12	10	12
Cash in bank	**537,918**	260,456	515,497	208,758
Total	**537,929**	260,468	515,507	208,770

4 ACCOUNTS RECEIVABLE

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Ageing analysis of accounts receivable is as follows:				
Within one year	**28,704**	132,312	**28,232**	132,312
Less: Provision for bad debts	—	—	—	—
Net accounts receivable	**28,704**	132,312	**28,232**	132,312
Details of the accounts receivable are set out as follows:				
Amounts due from TSC				
- revenue from sewage water processing services *(note 1(a)(i))*	**27,201**	44,719	**27,201**	44,719
- revenue from sewage water processing plants construction services *(note 1(a)(ii))*	—	84,864	—	84,864
Haihe Bridge project management fee income from the controlling shareholder *(note 1(c))*	**1,031**	2,729	**1,031**	2,729
Others	**472**	—	—	—
Total	**28,704**	132,312	**28,232**	132,312

All accounts receivable were aged within one year, most of which were from related companies, therefore no bad debt provision was made. Except for the Haihe Bridge project management fee income receivable from the controlling shareholder, there were no accounts receivable from any of the Company's shareholders which hold 5% or more of voting shares as at 31st December 2002.

5 OTHER RECEIVABLES

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Ageing analysis of other receivables is as follows:				
Within 1 year	**1,419**	548	**1,078**	530
Less: Provision for bad debts	—	—	—	—
Net other receivables	**1,419**	548	**1,078**	530

As at 31st December 2002, there were no other receivables from any of the Company's shareholders which hold 5% or more of voting shares.

6 PREPAYMENTS TO SUPPLIERS

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Construction costs incurred since 24th September 2001 in relation to the sewage water processing plants construction services *(note 1(a)(ii))*	—	238,926	—	238,926
Less: Construction cost paid by TSC on behalf of the Company	—	(23,196)	—	(23,196)
Other expenses paid by TSC on behalf of the Company	—	(704)	—	(704)
Others	**1,871**	114	**253**	—
Total	**1,871**	215,140	**253**	215,026

The above prepayments to suppliers were aged within one year, therefore no bad debt provision was made. As at 31st December 2002, due to the completion of acquisition of the Sewage Plants Construction Projects, construction costs incurred for the Sewage Plants Construction Projects were transferred to the construction-in-progress account (note 1(a)(ii)).

As at 31st December 2002, there were no prepayments to any of the Company's shareholders which hold 5% or more of voting shares.

7 INVENTORIES

	Group and Company			
	31st December 2002		31st December 2001	
	Cost	**Provision**	Cost	Provision
	Rmb'000	***Rmb'000***	*Rmb'000*	*Rmb'000*
Raw materials	**2,022**	**—**	2,230	—
Spare parts and consumables	**418**	**—**	284	—
Total	**2,440**	**—**	2,514	—

8 LONG-TERM EQUITY INVESTMENTS

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Investment in a subsidiary company *(note (a))*	**—**	—	**15,439**	17,018
Other long-term equity investments *(note (b))*	**4,000**	4,000	**4,000**	4,000
Net book value	**4,000**	4,000	**19,439**	21,018

8 LONG-TERM EQUITY INVESTMENTS *(Cont'd)*

(a) Investment in a subsidiary company

Name	Registered capital	Interest held Directly	Indirectly	Principal activities	Place of registration and operation	Type
	Rmb'000	%	%			
Tianjin Water Recycling Co., Ltd.	20,000	90%	—	Production of recycled water, equipment development and technical consulting of water recycling business	Tianjin, the PRC	Limited liability company

(b) Other long-term equity investments

Name of invested entity	Group and Company Percentage of interest in registered capital	Cost
	%	*Rmb'000*
Tianjin Baotong Qinjiliao Co., Ltd. (The Company has no significant influence on the entity)	20%	2,000
Tianjin Northern Human Resources Co., Ltd.	6.1%	2,000
Less: Provision for diminution in value		—
Net book value		4,000

9 FIXED ASSETS AND ACCUMULATED DEPRECIATION/AMORTISATION

	Group					
	Land use rights	Road	Buildings and structures	Plant, machinery and equipment	Motor vehicles and others	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost						
At 1st January 2002	651,085	185,418	656,897	209,456	51,863	1,754,719
Additions	13	—	—	2,564	5,202	7,779
Disposals	—	—	(1,020)	(109)	(529)	(1,658)
Transfer to construction-in-progress	—	—	—	(3,123)	—	(3,123)
At 31st December 2002	651,098	185,418	655,877	208,788	56,536	1,757,717
Accumulated depreciation/amortisation						
At 1st January 2002	27,743	29,074	244,430	115,962	25,508	442,717
Charge for the year	14,598	5,978	15,113	10,224	4,961	50,874
Disposals	—	—	(132)	(64)	(374)	(570)
At 31st December 2002	42,341	35,052	259,411	126,122	30,095	493,021
Net book value						
At 31st December 2002	608,757	150,366	396,466	82,666	26,441	1,264,696
At 31st December 2001	623,342	156,344	412,467	93,494	26,355	1,312,002

9 FIXED ASSETS AND ACCUMULATED DEPRECIATION/AMORTISATION *(Cont'd)*

	Company					
	Land use rights	Road	Buildings and structures	Plant, machinery and equipment	Motor vehicles and others	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
At 1st January 2002	651,085	185,418	656,897	207,836	50,170	1,751,406
Additions	13	—	—	1,061	4,614	5,688
Disposals	—	—	(1,020)	(109)	(529)	(1,658)
At 31st December 2002	651,098	185,418	655,877	208,788	54,255	1,755,436
Accumulated depreciation/amortisation						
At 1st January 2002	27,743	29,074	244,430	115,962	25,508	442,717
Charge for the year	14,598	5,978	15,113	10,224	4,711	50,624
Disposals	—	—	(132)	(64)	(374)	(570)
At 31st December 2002	42,341	35,052	259,411	126,122	29,845	492,771
Net book value						
At 31st December 2002	608,757	150,366	396,466	82,666	24,410	1,262,665
At 31st December 2001	623,342	156,344	412,467	91,874	24,662	1,308,689

All of the Group's land use rights, road, buildings and structures and plants are located in the PRC.

10 CONSTRUCTION-IN-PROGRESS

Name of project	Budget costs (acquisition consideration included)	As at 1st January 2002	Additions	As at 31st December 2002	Source of funds	Incurred costs to budget costs ratio
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*		
Xianyanglu Sewage Water Processing Plant Construction Project	1,190,121	—	281,677	281,677	Bank loans and self-raised fund	23.67%
Jizhuangzi Sewage Water Processing Plant Expansion Project	1,054,722	—	518,147	518,147	Bank loans and self-raised fund	49.13%
Beicang Sewage Water Processing Plant Construction Project	366,270	—	25,801	25,801	Bank loans and self-raised fund	7.04%
Total construction-in-progress (Company)	2,611,113	—	825,625	825,625		
Tianjin Jizhuangzi Sewage Water Recycling Project	114,500	—	90,324	90,324	Specific loans and self-raised fund	78.89%
Total construction-in-progress (Group)	2,725,613	—	915,949	915,949		
Including: Capitalised borrowing costs (Group and Company)				6,328		

10 CONSTRUCTION-IN-PROGRESS *(Cont'd)*

The additions of the sewage water processing plants construction projects of the Company represent:

		Rmb'000
(1)	Costs incurred from 24th September 2001 (date of the Transfer Agreements) to 31st December 2002 (date of transfer and settlement of assets and liabilities of the construction projects) for the construction of the sewage water processing plants (previously recorded in prepayments to suppliers account, and transferred to construction-in-progress account upon completion of acquisition)	687,733
(2)	Considerations for the acquisition of the Sewage Plant Construction Projects as at 24th September 2001 pursuant to the Transfer Agreements *(note 1(a)(ii))*	137,892
		825,625

11 SHORT-TERM LOAN

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Bank loan	**30,000**	—	—	—

The above short-term loan is obtained by the Company's subsidiary from Shanghai Pudong Development Bank, guaranteed by the Company's controlling shareholder and bears interest at a rate of 5.76% per annum.

12 ACCOUNTS PAYABLE

As at 31st December 2002, there were no accounts payable to any of the Company's shareholders which hold 5% or more of voting shares.

13 ADVANCES FROM CUSTOMER

Pursuant to the Construction Fee Agreement (note 1(a)(ii)), TSC shall pay to the Company advances totalling Rmb 117,052,000, representing ten percent of the total construction fees in respect of the Sewage Plant Construction Projects. At the same time, the advances will be offset by ten percent of the construction fees charged by the Company to TSC in each period/year. At 31st December 2002, advances from customer represented the remaining balance of the advances (after offsetting ten percent of the accumulated construction fees recognised by the Company of Rmb 27,455,000 for the period from 24th September 2001 to 31st December 2002).

As at 31st December 2002, there were no advances from any of the Company's shareholders which hold 5% or more of voting shares.

14 DIVIDEND PAYABLE

Pursuant to the 29th meeting of the Second Board of Directors held on 20th February 2003, the Board of Directors proposed to distribute a cash dividend of Rmb 0.85 (tax included) for every ten shares held by shareholders, totalling Rmb 113,050,000, (2001: Rmb 0.80 (tax included) for every ten shares held by shareholders, totalling Rmb 106,400,000) based on the total number of shares of 1,330,000,000 as at 31st December 2002. The dividend distribution is subject to approval of the shareholders at the annual general meeting to be held in 2003. In addition, the balance of dividend payable of Rmb 2,218,000 as at 31st December 2002 represents the dividend for year 2001 not yet paid to certain legal person shareholders.

15 TAXES PAYABLE

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Income tax	**9,225**	26,594	**9,225**	26,594
Business tax and others	**11,971**	20,003	**11,966**	19,999
Total	**21,196**	46,597	**21,191**	46,593

16 OTHER PAYABLES

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Payable to controlling shareholder *(note (a))*	**4,737**	17,696	**4,737**	17,696
Construction costs payable *(note (b))*	**62,240**	135,730	**60,352**	135,730
Payable to TSC *(note (c))*	**105,565**	—	**105,565**	—
Others	**3,981**	4,119	**3,981**	4,105
Total	**176,523**	157,545	**174,635**	157,531

(a) The payable to the controlling shareholder is unsecured, interest free and has no specific repayment terms. Except for payable to the controlling shareholder, there were no other payables to any of the Company's shareholders which hold 5% or more of voting shares.

(b) The construction costs payable represent the construction costs incurred in relation to the construction of the sewage water processing plants by the Company (note 1(a)(ii)) but remained outstanding. The construction costs payable included amounts of Rmb 22,781,000 (2001: Rmb 99,396,000) payable to related companies.

(c) The payable to TSC represents the net amount arising after offsetting various balances at 31st December 2002 for the acquisition of the Sewage Plant Construction Projects (note 1(a)(ii)). The payable to TSC is interest free and has no specific repayment terms.

17 LONG-TERM LOAN

The long-term loan is obtained from the State Development Bank and transferred to the Company along with the acquisition of the Sewage Plant Construction Projects. The total facility of the loan is Rmb 740,000,000. The long-term loan is guaranteed by TMEB and secured by some of the fee collection rights of TEMB's businesses. The interest rate of the long-term loan varies according to the interest rate of long-term loan as promulgated by the People's Bank of China. The prevailing interest rate is 5.76% per annum. The long-term loan is repayable during the period from 2004 to 2011. Detailed repayment schedule is set out as follows:

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Payable within one year	—	—	—	—
Payable in the second year	**50,000**	—	**50,000**	—
Payable in the third year to fifth year	**243,000**	—	**243,000**	—
Payable after the fifth year	**207,000**	—	**207,000**	—
Total	**500,000**	—	**500,000**	—

In addition, in November 2002, the Company obtained the approval from China Everbright Bank Tianjin Branch to grant to the Company a long-term loan facility of Rmb 700 million, which has a period of nine years with an interest rate of 5.76% per annum. The long-term loan facility is intended to be applied to the construction of the Sewage Plant Construction Projects in the event that the Company has inadequate working capital. This borrowing scheme will be submitted to the general meeting of the Company's shareholders for approval.

18 SPECIFIC PAYABLES

The specific payables include amounts of Rmb 36,000,000 (2001: Rmb 36,000,000) and Rmb 30,000,000 (2001: Nil) specific funds obtained by the Company's subsidiary, Tianjin Water Recycling Co., Ltd., from TMEB in accordance with respective documents issued by Tianjin Development Planning Commission, "Forwarded Notice from the State Development Planning Commission Regarding Investment Plan of Specific Fund of Central Budget for the Sewage Water Recycling Projects in 2001" and "Notice from the State Development Planning Commission Regarding Investment Plan of Specific Fund of National Budget for the Water Supply and Water Sourcing Projects (including Sewage Water Recycling Paradigm Projects) for Cities with Water Shortage in 2002". The specific payables are granted for the construction of Tianjin Jizhuangzi Sewage Water Recycling Project. The remaining balance is obtained by the subsidiary from other authorities of Tianjin Municipal Government. These specific payables are interest free in 2002, and the method and date of repayment will only be determined after the completion of the construction project which is estimated to take more than one year.

19 SHARE CAPITAL

	Company	
	31st December 2002	31st December 2001
	Rmb'000	*Rmb'000*
Registered share capital		
Par value of Rmb 1 per share:		
- 990,000,000 A shares	**990,000**	990,000
- 340,000,000 H shares	**340,000**	340,000
Total	**1,330,000**	1,330,000
Issued and paid up capital		
(1) A shares of par value of Rmb 1		
Non-circulating shares		
State shares (839,020,000 shares)	**839,020**	839,020
Legal person shares (38,485,000 shares)	**38,485**	38,485
Circulating shares		
Social public shares (112,495,000 shares)	**112,495**	112,495
Sub-total	**990,000**	990,000
(2) H shares of par value of Rmb 1		
Circulating shares outside China		
Social public shares (340,000,000 shares)	**340,000**	340,000
Total	**1,330,000**	1,330,000

All the A and H shares rank pari passu in all respects.

20 CAPITAL RESERVE FUND AND GENERAL RESERVES

	Group and Company		
	Capital reserve fund	Statutory common reserve	Statutory provident fund
	(note (a))	*(note (b))*	*(note (b))*
	Rmb'000	*Rmb'000*	*Rmb'000*
At 1st January 2002	69,289	27,500	13,750
Transferred from profit appropriation			
- Transfer to statutory common reserve *(note (b))*	—	28,723	—
- Transfer to statutory provident fund *(note (b))*	—	—	14,362
At 31st December 2002	69,289	56,223	28,112

(a) Capital reserve fund

Capital reserve fund comprises the following item:

	Group and Company	
	31st December 2002	31st December 2001
	Rmb'000	*Rmb'000*
Share premium	**69,289**	69,289

Amounts in capital reserve fund can be utilised to offset prior years' losses or for issuance of bonus shares.

(b) General reserves

The general reserves comprise the statutory common reserve and the statutory provident fund.

According to the Company's Articles of Association, it is required to transfer 10% and 5% to 10% of the net profit of the Company as shown in the accounts prepared under PRC accounting regulations to the statutory common reserve (until the reserve reaches 50% of the registered capital) and statutory provident fund, respectively. The transfers to these reserves must be made before the distribution of dividends to shareholders.

The Company's directors have proposed to transfer 10% and 5% of the net profit of the Company for 2002 prepared under PRC accounting regulations to the statutory common reserve of Rmb 28,723,000 (2001: Rmb 26,764,000) and to the statutory provident fund of Rmb 14,362,000 (2001: Rmb 13,382,000), respectively.

20 CAPITAL RESERVE FUND AND GENERAL RESERVES *(Cont'd)*

(b) General reserves *(Cont'd)*

The statutory common reserve shall only be used as follows:

(1) to make up losses;

(2) to expand the Company's production operation; or

(3) to increase the capital of the Company.

Upon approval by a resolution of shareholders' general meeting, the Company may convert its statutory common reserve into share capital. When converting the Company's statutory common reserve into capital, the amount of such reserve remaining unconverted must not be less than 25% of the registered capital.

The statutory provident fund shall only be used as follows:

The statutory provident fund should be used for the collective welfare of employees. This fund forms part of the shareholders' equity and is non-distributable other than in liquidation.

21 UNDISTRIBUTED PROFITS

	Group and Company
	Rmb'000
At 1st January 2002	127,349
Add: Net profit for the year	287,236
Less: Transfer to statutory common reserve	(28,723)
Transfer to statutory welfare fund	(14,362)
Dividend proposed by the Board of Directors	(113,050)
At 31st December 2002	258,450

22 INCOME FROM PRINCIPAL OPERATIONS AND SEGMENT INFORMATION

(a) Income from principal operations

	Group	
	2002	2001
	Rmb'000	*Rmb'000*
Revenue from sewage water processing services	**399,665**	417,944
Revenue from sewage water processing plants construction services	**183,536**	91,013
Sub-total	**583,201**	508,957
Toll fee income	**82,736**	84,299
Haihe Bridge project management fee	**4,812**	2,730
	670,749	595,986

(b) Segment information

	Sewage water processing and sewage water plant construction	Road and toll stations	Haihe Bridge project management	Group
	2002	2002	2002	2002
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Income from principal operations	583,201	82,736	4,812	670,749
Costs for principal operations	(112,150)	(32,910)	(1,076)	(146,136)
Business tax and surcharges	(32,075)	(4,551)	(265)	(36,891)
Profit from principal operations	438,976	45,275	3,471	487,722
Less: Administrative expenses	(38,399)	(7,648)	—	(46,047)
Add: Financial (expenses)/income - net	(14,461)	1,950	—	(12,511)
Others	364	(992)	—	(628)
Total profit	386,480	38,585	3,471	428,536
Less: Income tax	(127,597)	(12,733)	(1,145)	(141,475)
Net profit before minority interests	258,883	25,852	2,326	287,061
Minority interests	175	—	—	175
Net profit	259,058	25,852	2,326	287,236

22 INCOME FROM PRINCIPAL OPERATIONS AND SEGMENT INFORMATION *(Cont'd)*

(b) Segment information *(Cont'd)*

	processing and sewage water plant construction 2001 *Rmb'000*	Road and toll stations 2001 *Rmb'000*	Haihe Bridge project management 2001 *Rmb'000*	Group 2001 *Rmb'000*
Income from principal operations	508,957	84,299	2,730	595,986
Costs for principal operations	(96,543)	(34,445)	(661)	(131,649)
Business tax and surcharges	(27,993)	(4,636)	(150)	(32,779)
Profit from principal operations	384,421	45,218	1,919	431,558
Less: Administrative expenses	(27,654)	(5,968)	(1)	(33,623)
Add: Financial (expenses)/income - net	93	1,103	—	1,196
Others	(104)	318	—	214
Total profit	356,756	40,671	1,918	399,345
Less: Income tax	(118,090)	(13,097)	(633)	(131,820)
Net profit before minority interests	238,666	27,574	1,285	267,525
Minority interests	109	—	—	109
Net profit	238,775	27,574	1,285	267,634

23 BUSINESS TAX AND SURCHARGES

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Business tax	**33,537**	29,799	**33,537**	29,799
City construction tax	**2,348**	2,086	**2,348**	2,086
Education surcharge	**1,006**	894	**1,006**	894
Total	**36,891**	32,779	**36,891**	32,779

24 FINANCIAL (EXPENSES)/INCOME - NET

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Interest expense	**(20,899)**	—	**(20,899)**	—
Less: interest capitalised	**6,328**	—	**6,328**	—
Interest expense - net	**(14,571)**	—	**(14,571)**	—
Less: Interest income	**2,158**	1,208	**2,073**	1,138
Others	**(98)**	(12)	**(97)**	(12)
	(12,511)	1,196	**(12,595)**	1,126

25 INVESTMENT LOSS

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Based on equity accounting				
Share of loss of the subsidiary	—	—	**(1,579)**	(982)

26 COMMITMENTS

(a) Capital commitments

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Contracted but not provided for *(note (i))*	**146,710**	137,892	**134,968**	137,892
Authorised but not contracted for *(note (ii))*	**1,662,955**	2,398,694	**1,650,520**	2,284,194
	1,809,665	2,536,586	**1,785,488**	2,422,086

26 COMMITMENTS *(Cont'd)*

(a) Capital commitments *(Cont'd)*

Notes:

(i) At 31st December 2002, the Group amount comprised the capital commitments of the Company in respect of the Sewage Plant Construction Projects (note 1(a)(ii)) of the Company amounting to Rmb 134,968,000, and the capital commitments of Tianjin Jizhuangzi Sewage Water Recycling Project of the Company's subsidiary, Tianjin Water Recycling Co., Ltd., amounting to Rmb 11,742,000.

(ii) At 31st December 2002, the Group amount comprised the capital commitments of the Company in respect of the Sewage Plant Construction Projects from 1st January 2003 to completion amounting to Rmb 1,650,520,000, and the capital commitments of Tianjin Jizhuangzi Sewage Water Recycling Project of the Company's subsidiary, Tianjin Water Recycling Co., Ltd., amounting to Rmb 12,435,000.

In addition, subsequent to the year end on 20th February 2003, the Company's board meeting passed a resolution to approve the acquisition of an office building in Tianjin, with an estimated total price of less than Rmb 100 million, for the Company's own use and for rental purpose.

(b) Operating lease commitments

At 31st December 2002, the Company had future aggregate minimum lease payments under non-cancellable operating leases in respect of office premises leased from the controlling shareholder as follows:

	Group		Company	
	31st December 2002	31st December 2001	**31st December 2002**	31st December 2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Payable within one year	**1,050**	450	**1,050**	450
Payable in the second to fifth year	**3,000**	1,800	**3,000**	1,800
Payable after the fifth year	**6,075**	6,300	**6,075**	6,300
	10,125	8,550	**10,125**	8,550

27 RELATED PARTIES

(a) Related parties that have controlling relationship

Name of related party:	Tianjin Municipal Investment Company Limited	Tianjin Municipal Engineering Bureau	Tianjin Water Recycling Co., Ltd
Place of registration:	Tianjin, the PRC	Tianjin, the PRC	Tianjin, the PRC
Principal businesses:	Development, constuction and management of municipal infrastructures	Supervisory management of the infrastructure and road construction in Tianjin	Production and sales of recycled water and equipment development
Relationship with the Company:	The controlling shareholder of the Company	Supervisory controller of the Group's businesses	A subsidiary of the Company
Type of enterprise:	Limited company	Government authority	Limited company
Legal representative:	Sun Zengyin	Sun Zengyin	Zhang Wenhui

(b) Paid up capital of related parties that has controlling relationship and their movements

Name of enterprise	As at 1st January 2002 *Rmb'000*	Additions *Rmb'000*	As at 31st December 2002 *Rmb'000*
Tianjin Municipal Investment Company Limited	1,724,278	—	1,724,278
Tianjin Water Recycling Co., Ltd	20,000	—	20,000

(c) Share or equity of the Company held by related parties and its movements

Name of enterprise	As at 1st January 2002 *Rmb'000*	%	Additions *Rmb'000*	%	As at 31st December 2002 *Rmb'000*	%
Tianjin Municipal Investment Company Limited	839,020	63.08	—	—	839,020	63.08

27 RELATED PARTIES *(Cont'd)*

(d) Major related parties that have no controlling relationship

Name of enterprise	Relationship with the Company
Tianjin Sewage Company	State-owned company under the supervisory control of TMEB
Tianjin Urban Road & Bridge Construction Company ("TURBCC")	State-owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.1 Company Limited	State-owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.2 Company Limited	State-owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.3 Company Limited	State-owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.5 Company Limited	State-owned company under the supervisory control of TMEB
Tianjin City Construction Group Company Limited	State-owned company under the supervisory control of TMEB
Tianjin Sewage Management Bureau	State-owned company under the supervisory control of TMEB
Tianjin Sewage Management Bureau No.2 Management Office	State-owned company under the supervisory control of TMEB
Tianjin Sewage Management Bureau No.4 Management Office	State-owned company under the supervisory control of TMEB
Tianjin Sewage Engineering Company	State-owned company under the supervisory control of TMEB
Tianjin Sewage Engineering Company No.2 Company	State-owned company under the supervisory control of TMEB
Tianjin Road & Bridge Management Bureau	State-owned company under the supervisory control of TMEB
Tianjin Road & Bridge Management Bureau No.1 Road Management Office	State-owned company under the supervisory control of TMEB
Tianjin Road & Bridge Management Bureau No.3 Road Management Office	State-owned company under the supervisory control of TMEB
Tianjin Municipal Engineering Design Research Institute	State-owned company under the supervisory control of TMEB

28 RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions with related companies during the year 2002, which were carried out in the normal course of operations of the Group.

Name of enterprises	Nature of transaction	2002 *Rmb'000*	2001 *Rmb'000*
Income:			
TSC	Revenue from sewage water processing services *(note (a))*	399,665	417,944
TSC	Revenue from construction of sewage water processing plants *(note (b))*	183,536	91,013
TMICL	Revenue from Haihe Bridge project management service *(note (c))*	4,812	2,729
Expenses:			
TURBCC	Road repair and maintenance *(note (d))*	2,750	2,750
TMICL	Operating lease rental in respect of office premises *(note (e))*	1,050	450
Li & Partners	Legal consulting fees *(note (f))*	1,348	1,921
Tianjin Urban Road Construction No.2 Company Limited	Silt removal fees *(note (g))*	7,355	—
Construction of sewage water processing plants:			
Related contractors	Amounts payable for sewage water processing plants construction costs *(note (h))*	344,010	186,940
Acquisition of the Sewage Plants Construction Projects:			
TSC	Completion and transfer of the Sewage Plants Construction Projects	note 1(a)(ii)	—

Notes:

(a) This represents revenue derived from the sewage water processing services rendered by the Company to TSC according to the Sewage Water Processing Agreement, details of which are set out in note 1(a)(i).

(b) This represents revenue derived from the construction services for the three sewage water processing plants rendered by the Company to TSC according to the Sewage Water Plants Construction Fee Agreement, details of which are set out in note 1(a)(ii).

28 RELATED PARTY TRANSACTIONS *(Cont'd)*

Notes: (Cont'd)

(c) This represents revenue derived from the Haihe Bridge project management services rendered to the controlling shareholder, details of which are set out in note 1(c).

(d) According to a road repair and maintenance agreement, Tianjin Urban Road & Bridge Construction Company ("TURBCC") shall provide road repair and maintenance services to the Company in relation to the South-eastern Half Ring Road, for fees based on the rates prescribed in the Index For Estimation of Repair and Maintenance Costs For National Urban Construction (Jian She Bu Cheng [1993] No. 412) issued by the Ministry of Construction of the PRC, from time to time.

(e) The operating lease rentals were paid to the controlling shareholder based on two office premises leasing agreements, signed on 10th October 2000 and 7th April 2002 respectively. According to the agreements, the Company shall lease two buildings from the controlling Shareholder as its office premises for a total annual rentals of Rmb 1,050,000 (2001: Rmb 450,000), and such rentals will be adjusted every three years based on the then market rentals determined by an independent valuer.

(f) This represents the fees for legal services provided by Li & Partners. Li & Partners is a law firm in which a former independent director of the Company in 2001 and during the year, Mr. Li Wei Bin, has a beneficial interest. Pursuant to the annual general meeting held on 16th April 2002, Mr. Li Wei Bin resigned as an independent director of the Company from the date of the general meeting.

(g) This represents the silt removal fees paid to Tianjin Urban Road Construction No.2 Company Limited according to the Silt Removal Agreement in respect of Jizhuangzi Sewage Processing Plant.

(h) This represents the construction costs incurred in respect of the sewage water processing plants for the year ended 31 December 2002 and were payable to the following related contractors:

Name of related parties	**2002**	2001
	Rmb'000	*Rmb'000*
Tianjin Urban Road Construction No.1 Co., Ltd.	**1,654**	15,022
Tianjin Urban Road Construction No.2 Co., Ltd.	**63,125**	7,791
Tianjin Urban Road Construction No.3 Co., Ltd.	**8,992**	6,899
Tianjin Urban Road Construction No.5 Co., Ltd.	**47,827**	12,311
Tianjin City Construction Group Co., Ltd.	**195,820**	130,611
Tianjin Sewage Management Bureau	**300**	—
Tianjin Sewage Management Bureau No.2 Management Office	**1,300**	800
Tianjin Sewage Management Bureau No.4 Management Office	**1,000**	—
Tianjin Sewage Engineering Company	**8,767**	4,506
Tianjin Sewage Engineering No.2 Company	**750**	—
Tianjin Road & Bridge Management Bureau	**569**	5,000
Tianjin Road & Bridge Management Bureau No.1 Road Management Office	**651**	—
Tianjin Road & Bridge Management Bureau No.3 Road Management Office	**355**	—
Tianjin Municipal Engineering Design Research Institute	**12,900**	4,000
Total	**344,010**	186,940

(i) The road and toll stations business had fifteen toll stations as at 31st December 2002. According to a land leasing agreement, the land on which twelve of the fifteen toll stations are located is granted by TMEB for perpetual use of the road and toll stations business free of charge.

29 DIRECTORS' REMUNERATION

The Company and its subsidiaries have paid an aggregate remuneration (including salaries, housing allowance and other allowance) of Rmb 2,495,000 to the Company's directors and paid retirement benefits of Rmb 22,000 for the Company's directors, totalling Rmb 2,517,000 for the year ended 31st December 2002 (2001: Rmb 2,280,000). The total amount includes director fees of Rmb 715,000 (2001: Rmb 780,000) paid to independent non-executive directors during the year.

30 SIGNIFICANT EVENT

Pursuant to the 22nd meeting of the Second Board of Directors held on 28th February 2002, the Board of Directors proposed to issue "A Share" convertible bonds of total amount not more than Rmb 1,200 million at par value. The par value of each convertible bond is Rmb 100 and the bonds will mature in 5 years. The proposal was approved at the tenth annual general meeting of shareholders held on 16th April 2002. The Company is currently actively engaging in the preparation of the issuance of "A Share" convertible bonds.

31 AUTHORISATION FOR THE ISSUE OF THE ACCOUNTS

The accounts were authorised for issue by the Company's board of directors on 20th February 2003.



羅兵咸永道會計師事務所

TO THE SHAREHOLDERS OF
TIANJIN CAPITAL ENVIRONMENTAL PROTECTION COMPANY LIMITED
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

We have audited the accounts on pages 93 to 128 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Group and the Company as at 31st December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 20th February 2003

Consolidated Profit and Loss Account

FOR THE YEAR ENDED 31ST DECEMBER 2002
(Prepared in accordance with Accounting Principles Generally Accepted in Hong Kong)

	Note	2002	2001
		Rmb'000	*Rmb'000*
TURNOVER	3	633,858	563,207
Cost of sales		(146,136)	(131,649)
Gross profit		487,722	431,558
Other revenue	3	2,158	1,208
Administrative expenses		(46,047)	(33,623)
Other operating (expenses)/income, net		(726)	202
Operating profit	4	443,107	399,345
Finance costs	5	(14,571)	—
Profit before taxation		428,536	399,345
Taxation	6	(141,475)	(131,820)
Profit after taxation		287,061	267,525
Minority interests		175	109
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	7	287,236	267,634
DIVIDEND	8	113,050	106,400
		Rmb	Rmb
EARNINGS PER SHARE	9	0.22	0.20

Consolidated Balance Sheet

AS AT 31ST DECEMBER 2002
(Prepared in accordance with Accounting Principles Generally Accepted in Hong Kong)

	Note	2002	2001
		Rmb'000	*Rmb'000*
FIXED ASSETS	11	2,180,645	1,312,002
INVESTMENT SECURITIES	13	4,000	4,000
CURRENT ASSETS			
Inventories	14	2,440	2,514
Accounts receivable	15	28,704	132,312
Other receivables and prepayments		3,290	215,688
Bank balances and cash		537,929	260,468
		572,363	610,982
CURRENT LIABILITIES			
Accounts payable		1,862	209
Advances from customer	16	89,597	—
Other payables	17	202,808	187,802
Taxation payable		9,225	26,594
Short-term bank loan, unsecured	18	30,000	—
		333,492	214,605
NET CURRENT ASSETS		238,871	396,377
		2,423,516	1,712,379
Financed by:			
SHARE CAPITAL	19	1,330,000	1,330,000
CAPITAL RESERVE FUND	20	69,289	69,289
GENERAL RESERVES	20	84,335	41,250
RETAINED EARNINGS	20	258,450	127,349
PROPOSED FINAL DIVIDEND	20	113,050	106,400
SHAREHOLDERS' FUNDS		1,855,124	1,674,288
MINORITY INTERESTS		1,716	1,891
LONG-TERM LIABILITIES	21	566,676	36,200
		2,423,516	1,712,379

Ma Baiyu
Director

An Pindong
Director

Balance Sheet

AS AT 31ST DECEMBER 2002
(Prepared in accordance with Accounting Principles Generally Accepted in Hong Kong)

	Note	2002 Rmb'000	2001 Rmb'000
FIXED ASSETS	11	**2,088,290**	1,308,689
SUBSIDIARY	12	**18,000**	18,000
INVESTMENT SECURITIES	13	**4,000**	4,000
CURRENT ASSETS			
Inventories	14	**2,440**	2,514
Accounts receivable	15	**28,232**	132,312
Other receivables and prepayments		**1,331**	215,556
Bank balances and cash		**515,507**	208,770
		547,510	559,152
CURRENT LIABILITIES			
Accounts payable		**414**	199
Advances from customer	16	**89,597**	—
Other payables	17	**200,879**	187,778
Taxation payable		**9,225**	26,594
		300,115	214,571
NET CURRENT ASSETS		**247,395**	344,581
		2,357,685	1,675,270
Financed by:			
SHARE CAPITAL	19	**1,330,000**	1,330,000
CAPITAL RESERVE FUND	20	**69,289**	69,289
GENERAL RESERVES	20	**84,335**	41,250
RETAINED EARNINGS	20	**261,011**	128,331
PROPOSED FINAL DIVIDEND	20	**113,050**	106,400
SHAREHOLDERS' FUNDS		**1,857,685**	1,675,270
LONG-TERM LIABILITIES	21	**500,000**	—
		2,357,685	1,675,270

Ma Baiyu
Director

An Pindong
Director

Consolidated Statement of Changes in Equity

FOR THE YEAR ENDED 31ST DECEMBER 2002
(Prepared in accordance with Accounting Principles Generally Accepted in Hong Kong)

	2002	2001
	Rmb'000	*Rmb'000*
Total equity as at 1st January	**1,674,288**	1,406,654
Profit for the year	**287,236**	267,634
Dividend	**(106,400)**	—
Total equity as at 31st December	**1,855,124**	1,674,288

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST DECEMBER 2002
(Prepared in accordance with Accounting Principles Generally Accepted in Hong Kong)

	Note	2002 Rmb'000	As restated 2001 Rmb'000
NET CASH INFLOW GENERATED FROM OPERATIONS	22(a)	518,192	295,204
PRC INCOME TAX PAID		(158,844)	(108,853)
NET CASH INFLOW FROM OPERATING ACTIVITIES		359,348	186,351
INVESTING ACTIVITIES			
Purchase of fixed assets		(373,802)	(13,130)
Cash received from acquisition of construction-in-progress	1(a)(ii)	354,362	—
Interest received		2,158	1,208
Purchase of investment securities		—	(4,000)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(17,282)	(15,922)
NET CASH INFLOW BEFORE FINANCING		342,066	170,429
FINANCING ACTIVITIES			
New loan payable		30,000	—
Increase in specific payables under long-term liabilities	22(b)	30,476	36,200
Capital injection from a minority shareholder	22(b)	—	2,000
Interest paid		(20,899)	—
Dividends paid		(104,182)	—
NET CASH (OUTFLOW)/ INFLOW FROM FINANCING		(64,605)	38,200
INCREASE IN BANK BALANCES AND CASH		277,461	208,629
BANK BALANCES AND CASH AT 1ST JANUARY		260,468	51,839
BANK BALANCES AND CASH AT 31ST DECEMBER		537,929	260,468

1 COMPANY PROFILE AND OPERATION MODE OF PRINCIPAL ACTIVITIES

Tianjin Capital Environmental Protection Company Limited ("the Company") was established on 8th June 1993 in the People's Republic of China (the "PRC") as a joint stock limited company. Its principal activities include sewage water processing and sewage water processing plants construction, road and toll stations, and Haihe Bridge project management. Principal business of the Company's subsidiary is set out in note 12.

The following is the Company's operation mode of principal activities:

(a) Sewage Water Processing and Sewage Water Processing Plants Construction Business

(i) Sewage Water Processing Business

The sewage water processing business is conducted according to a Sewage Water Processing Agreement entered into on 10th October 2002, pursuant to which the sewage water processing services are rendered by the Dongjiao Sewage Water Processing Plant and Jizhuangzi Sewage Water Processing Plant to Tianjin Sewage Company ("TSC"), a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau ("TMEB"), at prices to be determined in accordance with a pricing formula stipulated in the agreement. The pricing formula effectively allows the sewage water processing business to fully recover the actual operating costs, including depreciation and amortisation of fixed assets but excluding interest expenses and foreign exchange gains or losses, and to earn a return of 15% per annum of the average balance of the monthly net book value of fixed assets (as defined in the agreement) of the sewage water processing operations, and incentive pricing adjustments for cost saving and/or when actual processing volume exceeds the minimum processing volume stipulated in the agreement.

(ii) Sewage Water Processing Plants Construction Business

On 24th September 2001, the Company and TSC entered into the Xianyanglu Sewage Water Processing Plant Construction-in-progress Transfer Agreement, the Jizhuangzi (Expansion) Sewage Water Processing Plant Construction-in-progress Transfer Agreement and the Beicang Sewage Water Processing Plant Construction-in-progress Transfer Agreement (the "Transfer Agreements"). Upon the execution of the Transfer Agreements, the Company is responsible for the construction and the funding requirements of the construction-in-progress of Xianyanglu Sewage Water Processing Plant, Jizhuangzi (Expansion) Sewage Water Processing Plant and Beicang Sewage Water Processing Plant (the "Sewage Plant Construction Projects"). Pursuant to the Transfer Agreements, the Company will acquire from TSC the Sewage Plant Construction Projects and TSC should transfer the rights and obligations of loan facilities from three banks, totalling approximately Rmb 1,460 million and already contracted by TSC for the Sewage Plant Construction Projects, to the Company upon the completion of the transfers.

1 COMPANY PROFILE AND OPERATION MODE OF PRINCIPAL ACTIVITIES *(Cont'd)*

(a) Sewage Water Processing and Sewage Water Processing Plants Construction Business *(Cont'd)*

(ii) Sewage Water Processing Plants Construction Business *(Cont'd)*

In addition, the Company and TSC entered into a Sewage Water Plants Construction Fee Agreement ("Construction Fee Agreement") on 24th September 2001. Pursuant to the agreement, TSC will pay and the Company will charge, a fee during the construction period of the sewage water processing plants, as a reward to remunerate the Company to take responsibility for the construction of the Sewage Plant Construction Projects. The aggregate construction fees payable to the Company for the above Sewage Plant Construction Projects amount to approximately Rmb 1,170 million, which represents 23.7% of the simple yearly/period average of the estimated construction costs to be incurred during the construction period from 24th September 2001 to the respective dates of completion and commissioning of operations of the sewage water processing plants. Pursuant to the Construction Fee Agreement, the construction fees will be payable by TSC to the Company in advance on a monthly basis based on the amounts calculated according to the percentage of completion of the respective construction projects estimated by management. The percentage of completion of each project will be adjusted on a quarterly basis according to the certifications issued by qualified independent surveyors or engineers. Pursuant to the agreement, upon the commencement of operation of the three sewage water processing plants, the rights and obligations between the Company and TSC will follow the terms as specified in the Sewage Water Processing Agreement.

1 COMPANY PROFILE AND OPERATION MODE OF PRINCIPAL ACTIVITIES *(Cont'd)*

(a) Sewage Water Processing and Sewage Water Processing Plants Construction Business *(Cont'd)*

(ii) Sewage Water Processing Plants Construction Business *(Cont'd)*

Currently, the Company has obtained a bank loan facility of Rmb 740 million from one of the three banks, while the transfers of the remaining bank loan facilities from the other two banks amounting to approximately Rmb 720 million are still in progress. According to the opinion of the Company's lawyer and a confirmation issued by TSC consenting that the incomplete transfer of the bank loan facilities would have no material impact on the transfers of the Sewage Plant Construction Projects, the Company therefore announced the completion of the acquisition of the Sewage Plant Construction Projects on 30th October 2002. For the sake of accounting convenience of both parties, TSC and the Company decided to use 31st December 2002 as the effective date of transfer, and that all assets and liabilities related to the Sewage Plant Construction Projects set out below be settled on that date:

	Rmb'000
Assets:	
- Bank deposits transferred from TSC	(354,362)
- Considerations payable to TSC for the Sewage Plant Construction Projects up to 24th September 2001	(137,892)
- Other related assets	(679)
Amounts payable to TSC for transfer of assets	(492,933)
Liabilities:	
Bank loan transferred from TSC	500,000
Net amount receivable from TSC upon the completion of transfer of the Sewage Plant Construction Projects	**7,067**
Construction fee of the Sewage Plant Construction Projects receivable from TSC	71,401
Construction costs prepaid by TSC for the Company	(273,630)
Net amount payable to TSC prior to the completion of the acquisition	**(202,229)**
Remaining balance of the 10% of the total construction fee that TSC should have prepaid to the Company	**89,597**
Net amount payable to TSC by the Company	**(105,565)**

1 COMPANY PROFILE AND OPERATION MODE OF PRINCIPAL ACTIVITIES *(Cont'd)*

(a) Sewage Water Processing and Sewage Water Processing Plants Construction Business *(Cont'd)*

(ii) Sewage Water Processing Plants Construction Business *(Cont'd)*

In addition, TSC confirmed that it would actively assist the Company to complete the remaining procedures for the transfers of the other two loans from TSC to the Company. Also, TSC guaranteed that the above mentioned loans or loans of the same or similar terms would be finally transferred to the Company in order to facilitate the Company to complete the construction of the Sewage Plant Construction Projects in time.

The details of the above Sewage Plant Construction Projects are set out below:

	Xianyanglu Sewage Water Processing Plant Construction Project	**Jizhuangzi Sewage Water Processing Plant Expansion Project**	**Beicang Sewage Water Processing Plant Construction Project**
Location	Tianjin, the PRC	Tianjin, the PRC	Tianjin, the PRC
Daily capacity (cubic meter) upon completion of construction	450,000	280,000	100,000
Estimated date of completion	End of 2004	End of 2003	End of 2005
Estimated total construction costs from 24th September 2001 to commencement of operations of the plants (Rmb' million)	1,134	978	366
Estimated construction fees (Rmb' million)	589	317	264
% of completion of construction			
- as at 31st December 2001	6.0%	14.4%	3.8%
- as at 31st December 2002	19.7%	45.1%	6.1%
Construction fees recognised by the Company (Rmb' million)			
- up to 31st December 2001	35	46	10
- up to 31st December 2002	116	143	16

1 COMPANY PROFILE AND OPERATION MODE OF PRINCIPAL ACTIVITIES *(Cont'd)*

(b) Road and Toll Stations Business

The Company has the ownership of the right to set up toll stations at the junctions between the city roads of Tianjin and expressways leading to the city, and to collect toll fees from all motor vehicles entering the city of Tianjin at such toll stations, other than vehicles which are registered in Tianjin or exempted from toll payments under the relevant PRC rules and regulations, for a term expiring on 28th February 2029.

(c) Haihe Bridge Project Management Business

On 24th September 2001, the Company entered into the Haihe Bridge Project Management Agreement with Tianjin Municipal Investment Company Limited ("TMICL"), the owner of the Haihe Bridge Construction Project. According to the agreement, the Company will provide project management services to TMICL for the construction of Haihe Bridge and will be entitled to a total sum of project management fee amounting to Rmb 10,650,000. The construction of Haihe Bridge is expected to be completed in early 2003.

The Company will receive the project management fee on a monthly basis according to the percentage of completion of the construction of Haihe Bridge. The percentage of completion during a year or period is determined based on the certifications issued by qualified independent surveyors or engineers. In the event that upon the completion of the construction of the Haihe Bridge, the construction cost incurred is less or more than the budget, as the case may be, the company will be entitled to certain reward or subject to certain penalty, respectively.

2 PRINCIPAL ACCOUNTING POLICIES

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2002:

SSAP1 (revised):	Presentation of financial statements
SSAP11 (revised):	Foreign currency translation
SSAP15 (revised):	Cash flow statements
SSAP33:	Discontinuing operations
SSAP34 (revised):	Employee benefits

The adoption of these new and revised SSAPs has no material effect on the Group's results other than presentational changes in respect of the presentation of Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statement. Certain comparative figures have been reclassified to conform with the current year's presentation.

The principal accounting policies adopted in the preparation of 2002 accounts are as follows:

(a) Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(b) Subsidiaries

Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

In the Company's balance sheet, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(c) Fixed assets

Fixed assets are stated at cost less accumulated depreciation/amortisation and accumulated impairment losses, if any.

Amortisation of land use rights, other than those in relation to the road and toll stations business, is calculated to write-off their cost less accumulated impairment losses, if any, on a straight-line basis over the period of land use rights of 50 years.

Depreciation of the road and amortisation of land use rights in relation to the road and toll stations business are calculated to write-off their cost, less accumulated impairment losses, if any, on a units-of-usage basis whereby the depreciation and amortisation are provided based on the share of actual traffic volume for a particular period over the projected total traffic volume throughout the period of 30 years for which the right to operate the road is granted. It is the policy of the road and toll stations business to review regularly the projected total traffic volume throughout the operating periods of the road. If it is considered appropriate, independent professional traffic studies will be obtained. Appropriate adjustments will be made should there be a material change in the projected total traffic volume.

Depreciation of leasehold buildings and structures is calculated to write-off their cost less accumulated impairment losses, if any, on a straight-line basis over the unexpired periods of the leases, the unexpired periods of the rights to operate the road and the toll stations or their expected useful lives, whichever is the shortest. The periods adopted for depreciation range from 10 to 50 years.

Other tangible fixed assets are depreciated at rates sufficient to write-off the cost less accumulated impairment losses, if any, of the assets, less estimated residual value, over their estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Plant, machinery and equipment	10-30 years
Motor vehicles and others	5-40 years

Construction-in-progress represents fixed assets under construction or installation and is stated at cost. Cost comprises all direct and indirect costs of acquisition or construction of buildings and plant and machinery as well as interest expenses on the related funds borrowed during the construction, installation and testing periods prior to the commissioning date. Construction-in-progress is transferred to fixed assets when commissioned.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. The expenses relating to improvements of fixed assets are capitalised and amortised over their expected useful lives.

2 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(c) Fixed assets *(Cont'd)*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(d) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written-back to the profit and loss account when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(e) Inventories

Inventories comprise raw materials, spare parts and consumables.

Raw materials are stated at the lower of cost and net realisable value. Spare parts and consumables are stated at cost less provision for obsolescence. Cost is determined on the weighted average basis.

(f) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

2 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(g) Revenue recognition

Revenue from sewage water processing services is recognised when services are rendered. Revenue from sewage water processing plants construction services is calculated based on the percentage of completion during the construction period of the respective sewage water processing plants. The percentage of completion is determined with reference to the certification of qualified independent surveyors or engineers in the PRC.

Toll fee income is recognised on a receipt basis.

Revenue from Haihe Bridge project management fee income is recognised based on the percentage of completion during the construction period of the Haihe Bridge. The percentage of completion is determined with reference to the certification of qualified independent surveyors or engineers in the PRC.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(h) Repair and maintenance expenses

Repair and maintenance expenses are charged to the profit and loss account as incurred.

(i) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(j) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(k) Retirement benefits

The Group participates in a defined contribution pension scheme organised by the Tianjin Municipal Government whereby the Group is required to make contributions at 20% of the salaries of employees for the year. According to the scheme, the local municipal government has undertaken to assume the retirement benefits obligations of all existing and future retired employees of the Group. The Group's contributions under the scheme are charged to the profit and loss account as incurred.

(l) Deferred taxation

Deferred taxation is accounted for at the current rate of taxation in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(m) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

(n) Translation of foreign currencies

The Company maintains its books and records in Renminbi.

Transactions in foreign currencies are translated into Renminbi at exchange rates quoted by the People's Bank of China at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated into Renminbi at rates of exchange quoted by the People's Bank of China at the balance sheet date. All exchange differences are dealt with in the profit and loss account.

3 TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group is currently engaged in sewage water processing, sewage water processing plants construction, road and toll stations and Haihe Bridge project management operations. Revenues recognised during the year are as follows:

(a) Analysis of the Group's turnover and other revenue

	2002	2001
	Rmb'000	*Rmb'000*
Turnover		
Revenue from sewage water processing services	**377,684**	394,957
Revenue from sewage water processing plants construction services	**173,442**	86,007
	551,126	480,964
Toll fee income	**78,185**	79,663
Haihe Bridge project management fee	**4,547**	2,580
	633,858	563,207
Other revenue		
Interest income	**2,158**	1,208
Total revenues	**636,016**	564,415

Pursuant to the PRC tax rules, the business of the Group is subject to PRC business tax levied at 5% of the operating revenue and government surcharges levied at 10% of the amount of business tax. The business tax and government surcharges related to revenue derived from the business of the Group during the year amounted to Rmb 36,891,000 (2001: Rmb 32,779,000), and has been deducted from the operating revenue to arrive at the turnover of the Group.

3 TURNOVER, REVENUE AND SEGMENT INFORMATION *(Cont'd)*

(b) Business segment analysis

	Sewage water processing and sewage water processing plant construction 2002 *RMB'000*	Road and toll stations 2002 *RMB'000*	Haihe Bridge project management 2002 *RMB'000*	Group 2002 *RMB'000*
Turnover	551,126	78,185	4,547	633,858
Segment results	386,480	38,585	3,471	428,536
Taxation				(141,475)
Profit after taxation				287,061
Minority interests				175
Profit attributable to shareholders				287,236
Segment assets	2,204,090	547,887	1,031	2,753,008
Investment securities				4,000
Total assets				2,757,008
Segment liabilities	858,479	30,236	10	888,725
Unallocated liabilities				11,443
Total liabilities				900,168
Capital expenditure	920,869*	2,859	—	923,728
Depreciation and amortisation	40,094	10,780	—	50,874

* Capital expenditure comprises the transfer of construction-in-progress from TSC and additions of fixed assets

3 TURNOVER, REVENUE AND SEGMENT INFORMATION *(Cont'd)*

(b) Business segment analysis *(Cont'd)*

	Sewage water processing and sewage water processing plant construction 2001 *RMB'000*	Road and toll stations 2001 *RMB'000*	Haihe Bridge project management 2001 *RMB'000*	Group 2001 *RMB'000*
Turnover	480,964	79,663	2,580	563,207
Segment results	356,756	40,671	1,918	399,345
Taxation				(131,820)
Profit after taxation				267,525
Minority interests				109
Profit attributable to shareholders				267,634
Segment assets	1,326,255	593,999	2,730	1,922,984
Investment securities				4,000
Total assets				1,926,984
Segment liabilities	199,868	24,192	151	224,211
Taxation payable				26,594
Total liabilities				250,805
Capital expenditure	6,865	6,265	—	13,130
Depreciation and amortisation	39,051	14,243	—	53,294

No geographical segment analysis is presented since all of the Group's operations are in the PRC.

4 OPERATING PROFIT

Operating profit is stated after charging the following:

	2002	2001
	Rmb'000	*Rmb'000*
Depreciation and amortisation	**50,874**	53,294
Staff costs, including retirement benefit costs of Rmb 3,366,000 (2001: Rmb 2,206,000)	**40,360**	33,302
Repair and maintenance expenses	**28,014**	19,644
Operating lease rentals for land and buildings	**1,070**	533
Auditors' remuneration	**4,138**	2,800
Loss on disposal of fixed assets	**1,088**	188

5 FINANCE COSTS

	2002	2001
	Rmb'000	*Rmb'000*
Interest expense	**20,899**	—
Less: Interest capitalised	**(6,328)**	—
	14,571	—

6 TAXATION

No Hong Kong profits tax has been provided as the Group has no taxable profits in Hong Kong (2001: nil). PRC income tax has been charged at 33% on the assessable profits of the Group.

There is no material unprovided deferred taxation of the Group for the year (2001: nil).

7 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Included in the profit attributable to shareholders is a profit of Rmb 288,815,000 (2001: Rmb 268,616,000), which is dealt with in the accounts of the Company.

8 DIVIDEND

	2002	2001
	Rmb'000	*Rmb'000*
Final, proposed of Rmb 0.85 (2001: Rmb 0.80) per ten shares	**113,050**	106,400

Pursuant to the 29th meeting of the Second Board of Directors held on 20th February 2003, the Board of Directors proposed to distribute a final dividend of Rmb 0.85 (tax included) per ten shares held by shareholders, totalling Rmb 113,050,000 (2001: Rmb 0.80 (tax included) per ten shares held by shareholders, totalling Rmb 106,400,000), based on the total number of shares of 1,330,000,000 as at 31st December 2002. The proposed dividend is not reflected as a dividend payable in these accounts but will be reflected as an appropriation of retained earnings for the year ending 31st December 2003.

9 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of Rmb 287,236,000 (2001: Rmb 267,634,000) and 1,330,000,000 shares (2001: 1,330,000,000 shares) in issue during the year.

10 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2002	2001
	Rmb'000	*Rmb'000*
Fees	715	780
Salaries and other emoluments	1,780	1,480
Contribution to retirement benefit scheme	22	20
	2,517	2,280

Emoluments paid to independent non-executive directors amounting to Rmb 715,000 during the year (2001: Rmb 780,000) have been included in the above balance.

None of the directors of the Company received emoluments in excess of HK$1,000,000 during the year.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include 3 (2001: 3) directors of the Company whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 2 (2001: 2) individuals during the year are as follows:

	2002	2001
	Rmb'000	*Rmb'000*
Salaries and other emoluments	715	550
Contribution to retirement benefit scheme	14	13
	729	563

11 FIXED ASSETS

(a) Group

	Land use rights	Road	Buildings and structures	Plant, machinery and equipment	Motor vehicles and others	Construction-in-progress *(note (ii))*	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost							
At 1st January 2002	651,085	185,418	656,897	209,456	51,863	—	1,754,719
Additions	13	—	—	2,564	5,202	915,949	923,728
Disposals	—	—	(1,020)	(109)	(529)	—	(1,658)
Transfer to construction-in-progress	—	—	—	(3,123)	—	—	(3,123)
At 31st December 2002	651,098	185,418	655,877	208,788	56,536	915,949	2,673,666
Accumulated depreciation/amortisation							
At 1st January 2002	27,743	29,074	244,430	115,962	25,508	—	442,717
Charge for the year	14,598	5,978	15,113	10,224	4,961	—	50,874
Disposals	—	—	(132)	(64)	(374)	—	(570)
At 31st December 2002	42,341	35,052	259,411	126,122	30,095	—	493,021
Net book value							
At 31st December 2002	608,757	150,366	396,466	82,666	26,441	915,949	2,180,645
At 31st December 2001	623,342	156,344	412,467	93,494	26,355	—	1,312,002

11 FIXED ASSETS *(Cont'd)*

(b) Company

	Land use rights	Road	Buildings and structures	Plant, machinery and equipment	Motor vehicles and others	Construction-in-progress *(note (ii))*	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost							
At 1st January 2002	651,085	185,418	656,897	207,836	50,170	—	1,751,406
Additions	13	—	—	1,061	4,614	825,625	831,313
Disposals	—	—	(1,020)	(109)	(529)	—	(1,658)
At 31st December 2002	651,098	185,418	655,877	208,788	54,255	825,625	2,581,061
Accumulated depreciation/amortisation							
At 1st January 2002	27,743	29,074	244,430	115,962	25,508	—	442,717
Charge for the year	14,598	5,978	15,113	10,224	4,711	—	50,624
Disposals	—	—	(132)	(64)	(374)	—	(570)
At 31st December 2002	42,341	35,052	259,411	126,122	29,845	—	492,771
Net book value							
At 31st December 2002	608,757	150,366	396,466	82,666	24,410	825,625	2,088,290
At 31st December 2001	623,342	156,344	412,467	91,874	24,662	—	1,308,689

11 FIXED ASSETS *(Cont'd)*

Notes:

(i) All of the Group's land use rights, road, buildings and structures are located in the PRC under medium term lease of 50 years.

(ii) The construction-in-progress comprises the followings:

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Company				
Xianyanglu Sewage Water Processing Plant Construction Project	**281,677**	—	**281,677**	—
Jizhuangzi Sewage Water Processing Plant (Expansion) Project	**518,147**	—	**518,147**	—
Beicang Sewage Water Processing Plant Construction Project	**25,801**	—	**25,801**	—
	825,625	—	**825,625**	—
Subsidiary				
Tianjin Jizhuangzi Water Recycling Plant Construction Project	**90,324**	—	**—**	—
	915,949	—	**825,625**	—

The sewage water processing plant construction projects of the Company represent:

		Rmb'000
(1)	Costs incurred from 24th September 2001 (date of the Transfer Agreements) to 31st December 2002 (date of transfer and settlement of assets and liabilities of the construction projects) for construction of the sewage water processing plants (previously recorded in other receivables and prepayments account, and transferred to construction-in-progress account upon completion of acquisition)	687,733
(2)	Considerations for the acquisition of the Sewage Plant Construction Projects as at 24th September 2001 pursuant to the Transfer Agreements *(note 1(a)(ii))*	137,892
		825,625

12 SUBSIDIARY

	Company	
	2002	2001
	Rmb'000	*Rmb'000*
Unlisted equity securities in the PRC, at cost	**18,000**	18,000

Particulars of the subsidiary are as follows:

Name	Place of incorporation and operation and kind of legal entity	Principal activities	Particulars of registered capital	Interest held directly
Tianjin Water Recycling Co., Ltd.	The PRC, limited liability company	Production of recycled water, equipment development and technical consulting relating to water recycling business	Rmb 20,000,000	90%

13 INVESTMENT SECURITIES

	Group and Company	
	2002	2001
	Rmb'000	*Rmb'000*
Unlisted equity securities in the PRC, at cost	**4,000**	4,000

14 INVENTORIES

	Group and Company	
	2002	2001
	Rmb'000	*Rmb'000*
Raw materials	**2,022**	2,230
Spare parts and consumables	**418**	284
	2,440	2,514

15 ACCOUNTS RECEIVABLE

Details of the accounts receivable are set out as follows:

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Amounts due from TSC				
- revenue from sewage water processing services *(note 1(a)(i))*	**27,201**	44,719	**27,201**	44,719
- revenue from sewage water processing plants construction services *(note 1(a)(ii))*	**—**	84,864	**—**	84,864
Haihe Bridge project management fee income from TMICL *(note 1(c))*	**1,031**	2,729	**1,031**	2,729
Others	**472**	—	**—**	—
	28,704	132,312	**28,232**	132,312

The accounts receivable as at 31st December 2001 and 2002 were aged within one year.

16 ADVANCES FROM CUSTOMER

Pursuant to the Construction Fee Agreement (note 1(a)(ii)), TSC shall pay to the Company advances totalling Rmb117,052,000, representing ten percent of the total construction fees in respect of the Sewage Plant Construction Projects. At the same time, the advances will be offset by ten percent of the construction fees charged by the Company to TSC in each period/year. At 31st December 2002, advances from customer represented the remaining balance of the advances (after offsetting ten percent of the accumulated construction fees recognised by the Company of Rmb 27,455,000 for the period from 24th September 2001 to 31st December 2002).

17 OTHER PAYABLES

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Payable to TMICL *(note (a))*	**4,737**	17,696	**4,737**	17,696
Construction costs payable *(note (b))*	**62,240**	135,730	**60,352**	135,730
Payable to TSC *(note (c))*	**105,565**	—	**105,565**	—
Others	**30,266**	34,376	**30,225**	34,352
	202,808	187,802	**200,879**	187,778

Notes:

(a) The payable to TMICL is unsecured, interest free and has no specific repayment terms.

(b) The construction costs payable represent the construction costs incurred in relation to the construction of the sewage water processing plants by the Company (note 1(a)(ii)) but remained outstanding. The construction costs payable included amounts of Rmb 22,781,000 (2001: Rmb 99,396,000) payable to related companies.

(c) The payable to TSC represents the net amount arising after offsetting various balances at 31st December 2002 for the acquisition of the Sewage Plant Construction Projects (note 1(a)(ii)). The payable to TSC is interest free and has no specific repayment terms.

18 SHORT-TERM BANK LOAN, UNSECURED

The short-term bank loan is obtained by the Company's subsidiary from Shanghai Pudong Development Bank, guaranteed by TMICL and bears interest at a rate of 5.76% per annum.

19 SHARE CAPITAL

	Company	
	2002	2001
	Rmb'000	*Rmb'000*
Registered, issued and fully paid:		
990,000,000 A shares of Rmb 1 each	**990,000**	990,000
340,000,000 H shares of Rmb 1 each	**340,000**	340,000
	1,330,000	1,330,000

All the A and H shares rank pari passu in all respects.

20 RESERVES

(a) Group

	Capital reserve fund *(note (i))* *Rmb'000*	General reserves *(note (ii))* *Rmb'000*	Retained earnings *Rmb'000*	Total *Rmb'000*
At 1st January 2001	69,289	1,104	6,261	76,654
Profit for the year	—	—	267,634	267,634
Transferred from profit and loss account to:				
- statutory common reserve *(note (ii))*	—	26,764	(26,764)	—
- statutory provident fund *(note (ii))*	—	13,382	(13,382)	—
At 31st December 2001	69,289	41,250	233,749	344,288
Representing:				
Retained earnings at 31st December 2001			127,349	
2001 proposed final dividend			106,400	
			233,749	
At 1st January 2002	**69,289**	**41,250**	**233,749**	**344,288**
Profit for the year	—	—	**287,236**	**287,236**
Transferred from profit and loss account to:				
- statutory common reserve *(note (ii))*	—	**28,723**	**(28,723)**	—
- statutory provident fund *(note (ii))*	—	**14,362**	**(14,362)**	—
- dividend payable	—	—	**(106,400)**	**(106,400)**
At 31st December 2002	**69,289**	**84,335**	**371,500**	**525,124**
Representing:				
Retained earnings at 31st December 2002			**258,450**	
2002 proposed final dividend			**113,050**	
			371,500	

20 RESERVES *(Cont'd)*

(b) Company

	Capital reserve fund *(note (i))* *Rmb'000*	General reserves *(note (ii))* *Rmb'000*	Retained earnings *Rmb'000*	Total *Rmb'000*
At 1st January 2001	69,289	1,104	6,261	76,654
Profit for the year	—	—	268,616	268,616
Transferred from profit and loss account to:				
- statutory common reserve *(note (ii))*	—	26,764	(26,764)	—
- statutory provident fund *(note (ii))*	—	13,382	(13,382)	—
At 31st December 2001	69,289	41,250	234,731	345,270
Representing:				
Retained earnings at 31st December 2001			128,331	
2001 proposed final dividend			106,400	
			234,731	
At 1st January 2002	**69,289**	**41,250**	**234,731**	**345,270**
Profit for the year	**—**	**—**	**288,815**	**288,815**
Transferred from profit and loss account to:				
- statutory common reserve *(note (ii))*	**—**	**28,723**	**(28,723)**	**—**
- statutory provident fund *(note (ii))*	**—**	**14,362**	**(14,362)**	**—**
- dividend payable	**—**	**—**	**(106,400)**	**(106,400)**
At 31st December 2002	**69,289**	**84,335**	**374,061**	**527,685**
Representing:				
Retained earnings at 31st December 2002			**261,011**	
2002 proposed final dividend			**113,050**	
			374,061	

20 RESERVES *(Cont'd)*

Notes:

(i) Capital reserve fund comprises share premium arising from issuance of shares. Amounts in capital reserve fund can be utilised to offset prior years' losses or for issuance of bonus shares.

(ii) The general reserves comprise the statutory common reserve and the statutory provident fund.

According to the Company's Articles of Association, it is required to transfer 10% and 5% to 10% of the net profit of the Company as shown in the accounts prepared under PRC accounting regulations to the statutory common reserve (until the reserve reaches 50% of the registered capital) and statutory provident fund, respectively. The transfers to these reserves must be made before the distribution of dividends to shareholders.

The Company's directors have proposed to transfer 10% and 5% of the net profit of the Company for 2002 prepared under PRC accounting regulations to the statutory common reserve of Rmb 28,723,000 (2001: Rmb 26,764,000) and to the statutory welfare fund of Rmb 14,362,000 (2001: Rmb 13,382,000), respectively.

(iii) The distributable reserve available to the Company as at 31st December 2002 amounted to Rmb 374,061,000 (2001: Rmb 234,731,000) before the proposed final dividend for the year ended 31st December 2002.

21 LONG-TERM LIABILITIES

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Bank loan *(note (a))*	**500,000**	—	**500,000**	—
Specific payables *(note (b))*	**66,676**	36,200	**—**	—
	566,676	36,200	**500,000**	—

21 LONG-TERM LIABILITIES *(Cont'd)*

Notes:

(a) The long-term bank loan is obtained from the State Development Bank and transferred to the Company along with the acquisition of the Sewage Plant Construction Projects. The total facility of the loan is Rmb 740,000,000. The long-term loan is guaranteed by TMEB and secured by some of the fee collection rights of TEMB's businesses. The interest rate of the long-term loan varies according to the interest rate of long-term loan promulgated by the People's Bank of China. The prevailing interest rate is 5.76% per annum. The long-term loan is repayable during the period from 2004 to 2011. Detailed repayment schedule is set out as follows:

	Group and Company	
	2002	2001
	Rmb'000	*Rmb'000*
Payable within one year	**—**	—
Payable in the second year	**50,000**	—
Payable in the third to fifth year	**243,000**	—
Payable after the fifth year	**207,000**	—
	500,000	—

In addition, in November 2002, the Company obtained the approval from China Everbright Bank Tianjin Branch to grant to the Company a long-term loan facility of Rmb 700 million, which has a period of nine years with an interest rate of 5.76% per annum. The long-term loan facility is intended to be applied to the construction of the Sewage Plant Construction Projects in the event the Company has inadequate working capital. This borrowing scheme will be submitted to the general meeting of the Company's shareholders for approval.

(b) The specific payables include amounts of Rmb 36,000,000 (2001: Rmb 36,000,000) and Rmb 30,000,000 (2001: Nil) special funds obtained by the Company's subsidiary, Tianjin Water Recycling Co., Ltd., from TMEB in accordance with respective documents issued by Tianjin Development Planning Commission, "Forward Notice from the State Development Planning Commission Regarding Investment Plan of Specific Fund of Central Budget for the Sewage Water Recycling Projects in 2001" and "Notice from the State Development Planning Commission Regarding Investment Plan of Specific Fund of National Budget for the Water Supply and Water Sourcing Projects (including Sewage Water Recycling Paradigm Projects) for Cities with Water Shortage in 2002". The specific payables are granted for the construction of the Tianjin Jizhuangzi Sewage Water Recycling Project. The remaining balance is obtained by the subsidiary from other authorities of Tianjin Municipal Government. These specific payables are interest free in 2002, and the method and date of repayment will only be determined after the completion of the construction project which is estimated to take more than one year.

22 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before taxation to net cash inflow generated from operating activities

	2002	As restated 2001
	Rmb'000	*Rmb'000*
Profit before taxation	**428,536**	399,345
Depreciation and amortisation	**50,874**	53,294
Loss on disposal of fixed assets	**1,088**	188
Interest income	**(2,158)**	(1,208)
Interest expense	**14,571**	—
Operating profit before working capital changes	**492,911**	451,619
Decrease in inventories	**74**	340
Decrease/(increase) in accounts receivable, other receivables and prepayments	**100,327**	(335,513)
(Decrease)/increase in accounts payable, advances from customer and other payables	**(75,120)**	178,758
Net cash inflow generated from operations	**518,192**	295,204

(b) Analysis of changes in financing during the year

	Minority interests		Long-term liabilities	
	2002	2001	**2002**	2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
At 1st January	**1,891**	—	**36,200**	—
Cash inflow from financing	—	2,000	**30,476**	36,200
Share of loss of the subsidiary by a minority shareholder	**(175)**	(109)	—	—
Transfer of bank loan upon completion of the acquisition of construction-in-progress projects *(notes 1(a)(ii)) and 21)*	—	—	**500,000**	—
At 31st December	**1,716**	1,891	**566,676**	36,200

23 COMMITMENTS

(a) Capital commitments

	Group		Company	
	2002	2001	**2002**	2001
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Contracted but not provided for *(note (i))*	**146,710**	137,892	**134,968**	137,892
Authorised but not contracted for *(note (ii))*	**1,662,955**	2,398,694	**1,650,520**	2,284,194
	1,809,665	2,536,586	**1,785,488**	2,422,086

Notes:

(i) As at 31st December 2002, the Company had capital commitments in respect of the Sewage Plant Construction Projects (note 1(a)(ii)) amounting to Rmb 134,968,000. The capital commitments of Tianjin Jizhuangzi Sewage Water Recycling Project of the Company's subsidiary, Tianjin Water Recycling Co., Ltd., amounted to Rmb 11,742,000.

(ii) As at 31st December 2002, the Company had capital commitments in respect of the Sewage Plant Construction Projects from 1st January 2003 to completion amounting to Rmb 1,650,520,000. The capital commitments of Tianjin Jizhuangzi Sewage Water Recycling Project of the Company's subsidiary, Tianjin Water Recycling Co., Ltd., amounted to Rmb 12,435,000.

In addition, subsequent to the year end on 20th February 2003, the Company's board meeting passed a resolution to approve the acquisition of an office building in Tianjin, with an estimated total price of less than Rmb 100 million, for the Company's own use and for rental purpose.

(b) Operating lease commitments

At 31st December 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of office premises leased from TMICL as follows:

	Group and Company	
	2002	2001
	Rmb'000	*Rmb'000*
Payable within one year	**1,050**	450
Payable in the second to fifth year	**3,000**	1,800
Payable after the fifth year	**6,075**	6,300
	10,125	8,550

24 RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions with related companies during the year 2002, which were carried out in the normal course of operations of the Group.

Name of enterprises	Nature of transaction	2002 *Rmb'000*	2001 *Rmb'000*
Income:			
TSC	Revenue from sewage water processing services *(note (a))*	**399,665**	417,944
TSC	Revenue from construction of sewage water processing plants *(note (b))*	**183,536**	91,013
TMICL	Revenue from Haihe Bridge project management service *(note (c))*	**4,812**	2,729
Expenses:			
TURBCC	Road repair and maintenance *(note (d))*	**2,750**	2,750
TMICL	Operating lease rental in respect of office premises *(note (e))*	**1,050**	450
Li & Partners	Legal consulting fees *(note (f))*	**1,348**	1,921
Tianjin Urban Road Construction No.2 Company Limited	Silt removal fees *(note (g))*	**7,355**	—
Construction of sewage water processing plants:			
Related contractors	Amounts payable for sewage water processing plants construction costs *(note (h))*	**344,010**	186,940
Acquisition of the Sewage Plants Construction Projects:			
TSC	Completion and transfer of the Sewage Plants Construction Projects	**note 1(a)(ii)**	—

Notes:

(a) This represents revenue derived from the sewage water processing services rendered by the Company to TSC according to the Sewage Water Processing Agreement, details of which are set out in note 1(a)(i).

(b) This represents revenue derived from the construction services for the three sewage water processing plants rendered by the Company to TSC according to the Sewage Water Plants Construction Fee Agreement, details of which are set out in note 1(a)(ii).

(c) This represents revenue derived from the Haihe Bridge project management services rendered to TMICL, details of which are set out in note 1(c).

24 RELATED PARTY TRANSACTIONS *(Cont'd)*

Notes: (Cont'd)

(d) According to a road repair and maintenance agreement, Tianjin Urban Road & Bridge Construction Company ("TURBCC"), shall provide road repair and maintenance services to the Company in relation to the South-eastern Half Ring Road, for fees based on the rates prescribed in the Index For Estimation of Repair and Maintenance Costs For National Urban Construction (Jian She Bu Cheng [1993] No. 412) issued by the Ministry of Construction of the PRC, from time to time. TURBCC and TMICL are under the supervisory control of TMEB.

(e) The operating lease rentals were paid to TMICL based on two office premises leasing agreements, signed on 10th October 2000 and 7th April 2002 respectively. According to the agreements, the Company shall lease two buildings from the controlling Shareholder as its office premises for a total annual rentals of Rmb 1,050,000 (2001: Rmb 450,000), and such rentals will be adjusted every three years based on the then market rentals determined by an independent valuer.

(f) This represents the fees for legal services provided by Li & Partners. Li & Partners is a law firm in which a former independent director of the Company in 2001 and during the year, Mr. Li Wei Bin, has a beneficial interest. Pursuant to the annual general meeting held on 16th April 2002, Mr. Li Wei Bin resigned as an independent director of the Company from the date of the general meeting.

(g) This represents the silt removal fees paid to Tianjin Urban Road Construction No.2 Company Limited according to the Silt Removal Agreement in respect of Jizhuangzi Sewage Processing Plant.

(h) This represents the construction costs incurred in respect of the sewage water processing plants for the year ended 31 December 2002 and were payable to the following related contractors:

Name of related parties	**2002** ***Rmb'000***	2001 *Rmb'000*
Tianjin Urban Road Construction No.1 Co., Ltd.	**1,654**	15,022
Tianjin Urban Road Construction No.2 Co., Ltd.	**63,125**	7,791
Tianjin Urban Road Construction No.3 Co., Ltd.	**8,992**	6,899
Tianjin Urban Road Construction No.5 Co., Ltd.	**47,827**	12,311
Tianjin City Construction Group Co., Ltd.	**195,820**	130,611
Tianjin Sewage Management Bureau	**300**	—
Tianjin Sewage Management Bureau No.2 Management Office	**1,300**	800
Tianjin Sewage Management Bureau No.4 Management Office	**1,000**	—
Tianjin Sewage Engineering Company	**8,767**	4,506
Tianjin Sewage Engineering No.2 Company	**750**	—
Tianjin Road & Bridge Management Bureau	**569**	5,000
Tianjin Road & Bridge Management Bureau No.1 Road Management Office	**651**	—
Tianjin Road & Bridge Management Bureau No.3 Road Management Office	**355**	—
Tianjin Municipal Engineering Design Research Institute	**12,900**	4,000
Total	**344,010**	186,940

(i) The road and toll stations business had fifteen toll stations as at 31st December 2002. According to a land leasing agreement, the land on which twelve of the fifteen toll stations are located is granted by TMEB for perpetual use of the road and toll stations business free of charge.

25 SIGNIFICANT EVENT

Pursuant to the 22nd meeting of the Second Board of Directors held on 28th February 2002, the Board of Directors proposed to issue "A Share" convertible bonds of total amount not more than Rmb 1,200 million at par value. The par value of each convertible bond is Rmb 100 and the bonds will mature in 5 years. The proposal was approved at the tenth annual general meeting of shareholders held on 16th April 2002. The Company is currently engaging in preparation for the issue of "A Share" convertible bonds.

26 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 20th February 2003.

(1) SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTS PREPARED UNDER PRC GAAP AND HK GAAP

Differences between the accounts prepared under PRC GAAP and HK GAAP for the year ended 31st December 2002 are as follows:

	Profit distributable to shareholders		Net asset value	
	Group	Company	Group	Company
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
As reported under PRC GAAP	287,236	287,236	1,742,074	1,742,074
Reversal of equity accounting of the loss of the subsidiary	—	1,579	—	2,561
2002 proposed final dividend	—	—	113,050	113,050
As reported under HK GAAP	287,236	288,815	1,855,124	1,857,685

(2) RETURN ON NET ASSETS AND EARNINGS PER SHARE CALCULATED ON A FULLY DILUTED BASIS AND ON A WEIGHTED AVERAGE BASIS

Items	Profit for the reporting period (Rmb' 000)	Return on net assets (%)		Earnings per share (Rmb/Share)	
		Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from principal operations	487,722	28.00	28.50	0.37	0.37
Operating profit	429,678	24.66	25.11	0.32	0.32
Net profit	287,236	16.49	16.78	0.22	0.22
Net profit, net of extraordinary gains or loss	288,378	16.55	16.85	0.22	0.22

Formula of the above financial indicators:

Formula of return on net assets and earnings per share on a fully diluted basis is as follows:

Return on net assets on a fully diluted basis = Profit during the reporting period ÷ Net assets at the end of period

Earnings per share on a fully diluted basis = Profit for the reporting period ÷ Total number of shares at the end of period

Formula of return on net assets on a weighted average basis (ROE) is as follows:

$$ROE = \frac{P}{Eo+NP \div 2+Ei \times Mi \div Mo - Ej \times Mj \div Mo}$$

of which: P represents profit for the reporting period; NP represents the net profit for the reporting period; Eo represents the net assets at the beginning of the period; Ei represents increase in net assets from issue of new shares or convertible bonds for the reporting period; Ej represents decrease of net assets as a result of repurchase or declaration of cash dividends for the reporting period; Mo represents the number of months during the reporting period; Mi represents the number of months between the period after occurance of an increase in net assets and the end of reporting period; Mj represents the number of months between the period after occurance of a reduction in net assets and the end of reporting period.

Formula of earnings per share (EPS) on a weighted average basis is as follows:

$$EPS = \frac{P}{So + S1 + Si \times Mi \div Mo - Sj \times Mj \div Mo}$$

of which: P represents profit for the reporting period; So represents total number of shares at the beginning of period; S1 represents the increase of shares due to transfer from common reserve to share capital or appropriation of dividends during the reporting period; Si represents the increase of shares due to issue of new shares or convertible bonds during the reporting period; Sj represents reduced shares due to repurchase or share reduction during the reporting period; Mo represents the number of months during the reporting period; Mi represents the number of months between the period after occurance of an increase in shares and the end of reporting period; Mj represents the number of months between the period after occurance of a reduction in shares and the end of reporting period.

(3) THE ANALYSIS ON THE ITEMS IN THE ACCOUNTS WITH CHANGES ABOVE AND INCLUDING 30%, AND ACCOUNTING FOR AND INCLUDING 5% OF TOTAL ASSETS ON THE BALANCE SHEET DATE OR ABOVE AND INCLUDING 10% OF TOTAL PROFIT DURING THE REPORTING PERIOD

	31st December 2002	31st December 2001	Difference and change in amounts and range		Notes
			Amounts	*%*	
	Rmb'000	*Rmb'000*	*Rmb'000*		
Cash and bank balances	537,929	260,468	277,461	107	1
Construction-in-progress	915,949	—	915,949	N/A	2
Prepayments to suppliers	1,871	215,140	(213,269)	(99)	3
Accounts receivable	28,704	132,312	(103,608)	(78)	4
Long-term loan	500,000	—	500,000	N/A	5

Notes:

1. Increase in cash and bank balances was mainly attributable to the net cash inflows from operating activities of the Company for the year. The net profit of the Company for year 2002 was Rmb 287,000,000.

2. The main reasons for the increase of construction-in-progress were:

   (a) Acquisition of three construction-in-progress of sewage water processing plants amounted to Rmb 826,000,000 was completed during the year.

   (b) The increase in cost the Sewage Water Recycling Project of the Company's subsidiary amounted to Rmb 90,320,000.

3. Decrease in prepayments to suppliers was mainly due to the complete transfer of three construction-in-progress of sewage water processing plants during the year. The prepayments of construction costs originally recorded in prepayments to suppliers were transferred to construction-in-progress. The prepayments of construction costs amounted to Rmb 215,000,000 as at 31st December 2001.

4. Decrease in accounts receivable was mainly because the Company and Tianjin Sewage Company settled the account of assets and liabilities regarding three construction-in-progress of sewage water processing plants on 31st December 2002. Amounts due from Tianjin Sewage Company for sewage water processing fee amounting to Rmb 86,400,000 was set off against amounts due to Tianjin Sewage Company.

5. Increase in long-term loan was mainly because the Company acquired three construction-in-progress of sewage water processing plants from Tianjin Sewage Company while a loan from the State Development Bank amounting to Rmb 500,000,000 was also transferred to the Company.

Major Events

1. During the year 2002, there is no litigation or arbitration that is material to the Company.

2. Summary and progress of the Company's acquisitions and sale of assets, merger and combination during the reporting period:

   On 24th September 2001, the Company and Tianjin Sewage Company entered into three conditional agreements, namely the transfer agreement concerning the construction-in-progress of the Beicang Sewage Water Treatment Plant, the transfer agreement concerning the construction-in-progress of Xianyanglu Sewage Water Treatment Plant and the transfer agreement concerning the expansion project of the Jizhuangzi Sewage Water Treatment Plant, which were approved in the extraordinary general meeting held on 12th November 2001 (please refer to the related announcement on 25th September 2001 published on Shanghai Securities, Hong Kong Wen Wei Po and The Standard). The above transfers were completed on 30th October 2002.

   The announcement in respect of the completion of this connected transaction was published on 31st October 2002 in Shanghai Securities, Hong Kong Wen Wei Po and The Standard.

3. Significant connected transactions

   Most of the connected transactions for the Company were ongoing connected transactions.

   (1) On 24th September 2001, the Company entered into the transfer agreements concerning the construction-in-progress of Beicang Sewage Water Treatment Plant, Xianyanglu Sewage Water Treatment Plant, the expansion project of the Jizhuangzi Sewage Water Treatment Plant. Pursuant to the above agreements, during the reporting period, the construction works completed for the construction-in-progress of Beicang Sewage Water Treatment Plant, Xianyanglu Sewage Water Treatment Plant and the expansion project of the Jizhuangzi Sewage Water Treatment Plant were on schedule and amounted to Rmb 499 million. In accordance with Sewage Water Treatment Plant Construction Fee Agreement, the Company obtained an income of Rmb 183,536,000.

   (2) On 24 September 2001, Tianjin Municipal Investment Company Limited ("TMICL") and the Company entered into the agreement for project management of the construction of Haihe Bridge Project of the Southeastern Half Ring. Pursuant to the agreement, construction works completed amounted to Rmb 219 million, and the Company obtained an income of Rmb 4,812,000.

   (3) Pursuant to the Sewage Water Processing Agreement entered into between TMICL and Tianjin Sewage Company on 10th October 2000, Tianjin Sewage Company agreed to procure TMICL to process sewage water for a term of 30 years. The price is calculated in accordance with the pricing formula. Tianjin Sewage Company is a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau. The agreement was initially entered into between TMICL and Tianjin Sewage Company, as the sewage water processing business was owned and operated by TMICL at that time. After the completion of the asset exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the

agreement replacing TMICL. According to the pricing formula, the processing fee payable is structured on a cost-plus-profit approach, and is linked to, among other things, the cost of processing sewage water, a fixed return on the capital investment and incentive payments. During the reporting period, the Company processed sewage water 210 million cubic meters. A sewage water processing fee of Rmb 399,665,000 was derived from the services provided pursuant to the Sewage Water Processing Agreement entered into with Tianjin Sewage Company.

(4) Pursuant to the Road Repair and Maintenance Agreement and the supplementary agreement thereof entered into between TMICL and Tianjin Urban Road and Bridge Construction Company ("TURBCC") on 1st October 2000 and 24th November 2000, respectively, TURBCC will maintain and repair the Southeastern Half Ring Road for TMICL. TURBCC is a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau of Tianjin. The agreement was initially entered into between TMICL and TURBCC, as the Southeastern Half Ring Road was owned and operated by TMICL at that time. After the completion of the Asset Exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the agreement replacing TMICL. Pursuant to the Road Repair and Maintenance Agreement, TURBCC will charge the Company for fees based on the rates prescribed under the Index for Estimation of Repair and Maintenance Costs for National Urban Construction (Jian She Bu Cheng [1993] No. 412) issued by the Ministry of Construction from time to time.

(5) During the reporting period, the Company entered into the Silt Removal Agreement with Tianjin Second Urban Road Construction Company Limited ("TSURCC") for a consideration of Rmb 8,710,000. As TSURCC was under supervisory control of the Urban Construction Bureau of Tianjin Municipality and was the related party of the Company, the above transaction constituted a connected transaction (Please refer to the announcement published on 5th August 2002 on Shanghai Securities, Hong Hong Wen Wei Po and the Standard for details).

(6) During the reporting period, the Company terminated the Lease Agreement entered into with TMICL on 10th October 2000, and entered into another lease agreement, pursuant to which the Company will lease from TMICL a property situated at No. 45 Guizhou Road, Heping District, Tianjin as its office premises. The annual rental payable by the Company is Rmb 1,050,000. The rental of Rmb 1,050,000 were derived pursuant to the above Lease Agreements entered into with TMICL.

(7) During the period between 31st December 2001 and 31st December 2002, the sewage processing infrastructure cost incurred by the Company and payable to the related parties amounted to Rmb 344,010,000.

The independent directors of the Company confirm that the above transactions are entered into in accordance with normal commercial terms.

4. Significant contracts and status of implementation

   During the reporting period, the Company properly complied with the terms of various business contracts and there was no significant dispute arising from these contracts.

   (1) During the reporting period, the Company did not hold in custody, hire or lease any assets, and there is no company that hold in custody, hire or lease any assets of the Company.

   (2) During the reporting period, the Company did not enter into any guarantees.

   (3) During the reporting period, the Company did not enter into any trust arrangement with any third party for financial management matters. There is no future planning for trust arrangement relating to the financial management matters.

5. During the reporting period or remaining effective up to the reporting period, the Company or shareholders who are interested in more than 5% of the total issued share capital of the Company had not published any matters of commitments in the designated newspapers and websites.

6. During the reporting period, the Company re-appointed PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers, Certified Public Accountants, as auditors of the Company. Up to the end of the reporting period, PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. has provided auditing services for the Company for eight consecutive years. Remunerations paid to the auditors during recent two years are as follows:

	2002	2001	Notes
	Rmb	*Rmb*	
Audit and financial services fees	**4,134,000**	4,134,000	The amount does not include other expenses such as the trip expenses mentioned below
Other fees	**35,900**	77,700	For the year ended 31st December 2002, the Company paid other fees of Rmb 35,900 to the auditors of the Company, which represent the reimbursement of accommodation and traveling expenses incurred during the course of audit works carried out by the auditors of the Company in Tianjin. The directors of the Company confirm that the payment of such fees will not impair the independence of the auditors of the Company

The audit and financial services fees include:

(1) Fees for professional services rendered in respect of the audit and review of 2002 PRC GAAP and HK GAAP interim accounts, and the audit of the year 2002 accounts, and

(2) Fees for financial consultancy services rendered in respect of matters relating to new business.

7. During the reporting period, the Company, the Company's board of directors, directors and senior management were not subject to any review by the China Securities Regulatory Commission, administrative penalty and criticism through written notice from the China Securities Regulatory Commission, criticism through reprimandment in public by the Shanghai Stock Exchange.

During the period from 28th June to 8th July 2002, the Tianjin Securities Regulatory Office of the China Securities Regulatory Commission ("TSRO") conducted an inspection on the Company, and considered that the measures on corporate governance, finance, operations and internal control of the Company were inadequate. TSRO issued a "Notice for Rectification within a Limited Period"(Jin Zhen Shang Shi Zhi [2002] No. 8) on 22nd July 2002.

The Company proposed certain rectification measures and timetable to address the issues identified by TSRO (please refer to the announcement published on 22nd August 2002 on Shanghai Securities, Hong Hong Wen Wei Po and The Standard for details).

Up to the end of reporting period, the above issues have been basically resolved:

(1) In accordance with the requirement under "the Guidelines for the Articles of Association for Listed Companies" and other related rules and regulations, the Company's Articles of Association was amended and supplemented, and was approved in the 26th Meeting of the second board of Directors and the 2002 Extraordinary General Meeting of the Company. It was also filed at the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation. Approval has been obtained from the State Economic and Trade Commission and the approval from the Ministry of Foreign Trade and Economic Cooperation is still pending.

(2) The 26th Meeting of the second board of Directors of the Company passed the "the Rules Governing the Procedures for Operating the Shareholders' General Meeting", "the Rules Governing the Procedures for Operating the Meeting of the Board of Directors", "the Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee", "the Working Rules for the General Manager of the Company" and "the Internal Control System for the Provision of Asset Impairments", as amended and supplemented. "The Rules Governing the Procedures for Operating the Shareholders' General Meeting", "the Rules Governing the Procedures for Operating the Meeting of the Board of Directors", "the Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee", as supplemented and amended has been considered and approved in the Extraordinary General Meeting.

(3) The application for resignation from her office as the Vice Chairman of TMICL, the controlling shareholder of the Company, by Madam Ma Baiyu, the Chairman and General Manager of the Company, was approved on 16th December 2002, and Ma Baiyu currently only holds the office of Director in the controlling shareholder.

(4) It was resolved in the employee's representative meeting of the Company held on 16th October 2002 that Mr. Wang Hui was appointed as the supervisor of the Company acting on behalf of the employees for a term of three years, commencing from the date of the resolution passed in the employee's representative meeting.

(5) Ms. Fu Yana, the Secretary of the Board, has participated in the 21st Training Programme for secretaries to the board organized by the Shanghai Stock Exchange.

(6) The notices, minutes of the Board meetings and the minutes of General Manager meetings were prepared, recorded and filed strictly in compliance with the requirements under the Articles of Association, "the Rules Governing the Procedures for Operating the Meeting of the Board of Directors" and "the Working Rules for the General Manager of the Company".

(7) The other rectification measures have been imposed and improved in actual operations.

8. During the reporting period, the Company was subject to 33% income tax rate and was not entitled to any preferential treatment on income tax.

9. Other major events

(1) The 2001 annual general meeting of the Company, and class meeting for holders of Company's domestic shares and H Shares were held on 16th April 2002 respectively. The resolutions for the issue of A Shares Convertible bonds amounting to not more than Rmb 1.2 billion and the specific terms for the issue of A Shares Convertible bonds were approved in the meetings (please refer to the announcement published on 17th April 2002 in Shanghai Securities, Hong Hong Wen Wei Po and The Standard). As at the end of the reporting period, the relevant documents for the issue of A Shares Convertible bonds have been submitted to the related authorities for inspection. The Company is making its best endeavours to finish this task.

(2) During the reporting period, the Company achieved the integration of management system, certification and accreditation of ISO9000, ISO14000 and OHSAS18000 on 8th Novemeber 2002. It became the first enterprise in sewage treatment industry nationwide to integrate three international standard systems in its operations. It established a good model for management for State-owned enterprises and listed companies after the PRC joined the WTO.

(3) Pursuant to the Document Jin Zhang Fa No. [2001]80, "Approving and forwarding the Notice on Regulations on the Basic Medical Insurance for Staff in City and Town issued by the Municipal Labor and Social Security Bureau of the People's Government of Tianjin City", the Company has started to paid medical insurance for its staff in accordance with the Notice in November 2002.The current policy of the Company is to paid medical insurance for its staff out of the total benefits contribution, in accordance with the Regulations. Accordingly, it would not be an additional burden, and would not affect the profitability of the Company.

Documents Available For Inspection

1. Financial statements which have been signed by the Company's legal representative, Chief Accountant and manager in charge of the accounts department.

2. The auditors' reports issued by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers as signed with seal affixed by the certified public accountants thereof and the full text of the financial statements for the year ended 31st December 2002.

3. Original copy of all documents and announcements disclosed during the reporting period in designated newspapers as required by the China Securities Regulatory Commission.

4. Annual Reports as disclosed in other securities market.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the eleventh Annual General Meeting ("AGM") of members of Tianjin Capital Environmental Protection Company Limited (the "Company") will be held at 4/F., Conference Room, the Company, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") on 8th April 2003 at 10:30 a.m. for the purpose of considering and passing the resolutions as listed below:

I. As ordinary resolutions:

1. To consider and approve the Annual Report of the Company for the year 2002;

2. To consider and approve the Accounts of the Company for the year 2002, audited by the domestic and international certified public accountants;

3. To consider and approve the Report of the Directors of the Company for the year 2002;

4. To consider and approve the Financial Report of the Company for the year 2002 and Financial Budget for the year 2003;

5. To consider and approve the proposal in respect of the Profit Appropriation Plan of the Company for the year 2002;

6. To consider and approve the proposals relating to the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. and PricewaterhouseCoopers as the domestic and international auditors of the Company;

7. To consider and approve the operating and development plans of the Company for 2003;

8. To consider and approve the Report of the Supervisory Committee for the year 2002;

9. To consider and approve the resolution for loans application for three construction-in-progress in respect of Xianyanglu Sewage Water Treatment Plant, Beicang Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant passed in the 27th meeting of the Second Board.

   The Company would apply to China Everbright Bank, Tianjin Branch for a loan of Rmb 700 million on pledge of fixed assets for a term of nine years. It is intended that such funding will be applied to the expansion of Tianjin Jizhuangzi Sewage Processing Plant (including the sewage disposal projects in south-eastern suburb), Tianjin Xianyanglu Sewage Processing Plant Construction Project and Tianjin Beicang Sewage Processing Plant Construction Project. The application of such loans is subject to consideration and approval from the shareholders' general meeting.

10. To consider and approve the proposal relating to the extension of the maturity period for the issue of the A Shares Convertible Bonds of the Company; it is proposed that the maturity period will be extended for one more year from the maturity date.

II. As special resolutions:

1. To consider and approve the proposal on the amendments of "the Rules Governing the Procedures for Operating the Meeting of the Board of Directors":

   Amendments to "Rules Governing the Procedures for Operating the Procedures for Operating the Meeting of the Board of Directors" Chapter 2 Powers of the Board Article 5 (11)

   Existing provision:

   (11) to consider and approve the Company's loans of more than Rmb 5 million, but below Rmb 50 million, or representing less than 10% of the latest audited net asset value of the Company;

   Amended as:

   (11) to consider and approve the Company's loans of the higher of more than Rmb 50 million but below Rmb 150 million, or representing less than 10% of the latest audited net asset value of the Company.

2. To consider and approve the proposal on the grant of mandate to the Board for the allotment and issue of new shares (H Shares) not exceeding 20% of existing H Shares issued and outstanding (please refer to the announcement of the 29th meeting of the Second Board of the Company for details):

   a) Subject to paragraphs c) and d), and pursuant to the Rules Governing the Listing of Securities of The Hong Kong Stock Exchange Limited (as amended from time to time) and the Company Law of the People's Republic of China ("PRC"), the Directors of the Company are authorized to exercise all the rights of the Company, to allot and issue new shares individually and collectively during the Relevant Period is generally and unconditionally approved, and the terms and conditions for the Directors to exercise their authority to determine the allotment and issue of new shares include, inter alia:

      (1) the number of new shares to be issued;

      (2) the Issue Price of the new shares;

(3) the date for the commencement and closing of the issue;

(4) the number of new shares to be issued to the existing shareholders; and

(5) to make or grant offer proposals, agreements and options as may be necessary in the exercise of such powers.

b) To make or grant offer proposals, agreements and options to the Directors of the Company as required or may be required in the exercise of such powers during the Relevant Period as referred to in paragraph a) or after the expiry of the Relevant Period.

c) The total nominal amount of overseas listed foreign shares (other than those issued under the PRC Company Law and the Articles of Association of the Company (the "Articles of Association") by the capitalisation of the statutory capital reserve fund) agreed to allot or conditionally or unconditionally agreed to allot by the Directors of the Company pursuant to paragraph a) (whether pursuant to the exercise of options or otherwise) shall not exceed 20% of the overseas listed foreign shares of the Company existing in issue.

d) Upon the exercise of the powers pursuant to paragraph a) above, the Directors of the Company shall

(1) comply with the PRC Company Law and the Rules Governing the Listing of Securities on The Hong Kong Stock Exchange Limited (as amended from time to time); and

(2) obtain the approval from the China Securities Regulatory Commission.

e) For the purpose of this resolution:

"Relevant Period" refers to the period from the date of the passing of this resolution to the earliest of following three:

(1) twelve months after the passing of this resolution;

(2) conclusion of the forthcoming annual general meeting of the Company; and

(3) the date of the passing of a special resolution to revoke or amend the mandate as referred to in this resolution by shareholders in shareholders' general meeting.

f) Subject to the approval by the relevant authorities of the PRC and pursuant to the PRC Company Law, the Directors of the Company is authorized to increase the registered capital of the Company to the required amount respectively when exercising the powers under paragraph a) above.

Subject to the approval by the relevant authorities of the PRC, the Board of Directors is authorized to make appropriate and necessary amendments to the Articles of Association, so as to reflect the changes in the capital of the Company that may have arisen under this mandate.

III. Other business:

Please refer to the announcements of the 2002 Annual Report, the highlights of the 2002 Annual Report and the resolutions of the 29th Meeting of the Second Board published on the web for the above details.

By order of the Board
Fu Yana Ip Pui Sum
Company Secretaries

Tianjin, the PRC
20th February 2003

Notes:

1. The register of members of the Company's H Shares will be closed from 7th March 2003 to 8th April 2003, both days inclusive, for the purpose of determining a Shareholder's List for the AGM. The last lodgement for share transfer must be made on 6th March 2003 at Hong Kong Registrars Limited by or before 4:00 p.m. The book closing date of the register of members of the Company's H Shares for the purpose of determining a Shareholder's List for the distribution of final dividend will be announced after the AGM.

2. Each Shareholder having the rights to attend and vote at the AGM is entitled to appoint one or more proxies (whether a Shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one Shareholder, such proxy shall only exercise his voting rights on a poll.

3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the enclosed Proxy Form). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorisation must be delivered to the above legal address of the Company in not less than 24 hours before the time scheduled for the holding of the AGM.

4. Shareholders or proxies who intend to attend the AGM are asked to send the reply slip for attendance duly completed and signed to the Secretarial Office on or before 18th March 2003 in person, by post or by fax. Please use the Proxy Form or its duplicate in writing.

5. Shareholders or their proxies shall present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.

6. The AGM is expected to last for about half a day. The shareholders and proxies attending the AGM shall be responsible for their own travelling and accommodation expenses.

Principal office address of the Company:	No. 45 Guizhou Road, Heping District, Tianjin, the PRC
Postal Code:	300051
Telephone:	(8622)-23523036
Facsimile:	(8622)-23523100

二零零二年年報



Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

目　錄

公司資料

1. **公司名稱**

中文名稱	天津創業環保股份有限公司(「本公司」)
英文名稱	Tianjin Capital Environmental Protection Company Limited
英文名稱縮寫	TCEPC

2. **公司法定代表人** 馬白玉

3. **公司董事會秘書及香港秘書**

董事會秘書	付亞娜
聯繫地址	中華人民共和國(「中國」)天津市和平區貴州路45號
郵政編碼	300051
聯繫電話	86-22-2352 3036
傳真	86-22-2352 3100
電子信箱	tjcep@public.tpt.tj.cn
公司香港秘書	葉沛森
聯繫地址	香港上環干諾道西三號億利商業大廈十六樓A、E、F室
電話	852-2803 2373
傳真	852-2540 6365
電子信箱	ippuisum@pacific.net.hk

4. **公司聘請的律師**

中國律師	北京市君合律師事務所
香港律師	李偉斌律師行

5. 公司聘請的審計(核數)師

中國審計師	普華永道中天會計師事務所有限公司
聯繫地址	中國上海2000201淮海中路333號瑞安廣場12樓
國際核數師	香港羅兵咸永道會計師事務所
聯繫地址	香港中環太子大廈22樓

6. 公司地址

註冊地址	中國天津市南開區水上公園北路津龍公寓18號 郵政編碼：300074
辦公地址	中國天津市和平區貴州路45號 郵政編碼：300051
公司電子信箱	tjcep@public.tpt.tj.cn

7. 公司指定信息披露媒體

公司選定的信息披露報紙的名稱	《上海證券報》、香港《文匯報》和《The Standard》
登載公司年度報告的中國證券監督管理委員會(「中國證監會」)指定國際互聯網網址	http：//www.sse.com.cn
登載公司年度報告的香港聯合交易所有限公司(「香港聯交所」)之互聯網網址	http：//www.hkex.com.hk
公司年度報告備置地點	中國天津市和平區貴州路45號公司董事會秘書辦公室

8. 公司股票上市資料

A股上市地點	上海證券交易所(「上交所」)
股票簡稱	創業環保
股票代碼	600874
H股上市地點	香港聯交所
股票簡稱	天津創業環保
股票代碼	1065

9. 其他有關資料

(1)	公司首次註冊地點	中國天津市和平區湖北路十號
	公司首次註冊日期	一九九三年六月八日
	公司變更登記日期	一九九八年八月二十六日、二零零一年一月八日及二零零一年七月二十三日
	公司變更註冊地點	中國天津市南開區水上公園北路津龍公寓18號
(2)	企業法人營業執照註冊號	企股津總字第009079號
(3)	稅務登記號	
	國稅登記號	國稅津字120101103065501號
	地稅登記號	地稅津字120101103065501號
(4)	本公司未流通股票的託管機構名稱	中國證券登記結算有限責任公司上海分公司

會計數據與業務數據摘要

1. 本年度主要利潤指標情況

(1) 按照中國《企業會計準則》和《企業會計制度》(統稱「中國會計規則」)，本公司及其附屬公司(「本集團」)本年度實現利潤總額人民幣428,536,000元。詳情如下：

	人民幣元
利潤總額	428,536,000
淨利潤	287,236,000
扣除非經常性損益後的淨利潤	288,378,000
(註：扣除非經常性損益項目及金額： 營業外收入人民幣42,000元 營業外支出人民幣1,184,000元)	
主營業務利潤	487,722,000
其他業務利潤	514,000
營業利潤	429,678,000
營業外收支淨額支出	(1,142,000)
經營活動產生的現金流量淨額	359,348,000
現金及現金等價物淨增加額	277,461,000

(2) 本年度本集團按照中國會計規則計算的合併淨利潤為人民幣287,236千元。按香港普遍採納之會計原則(「香港會計原則」)計算的合併淨利潤為人民幣287,236千元。兩者並無差異。

2. 截至報告期末本集團前三年的主要會計數據和財務指標

(1) 按照中國會計規則編製本集團截至2002年12月31日止前三個年度各年：

指標項目	單位	2002年	2001年	2000年
1. 主營業務收入	人民幣千元	**670,749**	595,986	3,500,738
2. 淨利潤	人民幣千元	**287,236**	267,634	168,604
3. 總資產	人民幣千元	**2,757,008**	1,926,984	1,419,534
4. 股東權益(不含少數股東權益)	人民幣千元	**1,742,074**	1,567,888	1,406,654
5. 每股收益(攤薄)	每股人民幣元	**0.22**	0.20	0.13
6. 扣除非經常性損益後的每股收益	每股人民幣元	**0.22**	0.20	0.13
7. 每股淨資產	每股人民幣元	**1.31**	1.18	1.06
8. 調整後的每股淨資產	每股人民幣元	**1.31**	1.18	1.06
9. 每股經營活動產生的現金流量淨額	每股人民幣元	**0.27**	0.14	0.79
10. 淨資產收益率(攤薄)	%	**16.49**	17.07	11.99

註： 按照中國證監會《公開發行證券公司信息披露編報規則》(第9號)計算的淨資產收益率和每股收益率如下：

報告期利潤	淨資產收益率		每股收益	
	全面攤薄	加權平均	全面攤薄	加權平均
	%	%	*(人民幣元)*	*(人民幣元)*
主營業務利潤	28.00	28.50	0.37	0.37
營業利潤	24.66	25.11	0.32	0.32
淨利潤	16.49	16.78	0.22	0.22
扣除非經常性損益後的淨利潤	16.55	16.85	0.22	0.22

2. 截至報告期末本集團前三年的主要會計數據和財務指標*(續)*

(2) 按照香港會計原則編製截至2002年12月31日止三個年度各年：

指標項目	單位	**2002年**	2001年	2000年
1. 主營業務收入	人民幣千元	**633,858**	563,207	3,499,943
2. 淨利潤	人民幣千元	**287,236**	267,634	178,091
3. 總資產	人民幣千元	**2,757,008**	1,926,984	1,419,534
4. 股東權益	人民幣千元	**1,855,124**	1,674,288	1,406,654
5. 每股盈利	每股人民幣元	**0.22**	0.20	0.13
6. 扣除非經常性損益後的每股盈利	每股人民幣元	**0.22**	0.20	0.13
7. 每股淨資產	每股人民幣元	**1.39**	1.26	1.06
8. 調整後的每股淨資產	每股人民幣元	**1.39**	1.26	1.06
9. 每股經營活動產生的現金流量淨額	每股人民幣元	**0.27**	0.14	0.79
10. 淨資產回報率	%	**15.48**	15.98	12.66

註： 因為本年度內本公司股份數額未發生變化，加權平均計算的每股盈利與全面攤薄計算的相同。

3. 報告期內股東權益變動情況

(按照中國會計規則編製)

項目	期初數	本期增加	本期減少	期末數	變動原因
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	
股本	1,330,000	0	0	1,330,000	—
資本公積	69,289	0	0	69,289	—
盈餘公積	41,250	43,085	0	84,335	從當年利潤中計提
其中：法定公益金	13,750	14,362	0	28,112	利潤分配
未分配利潤	127,349	287,236	156,135	258,450	本年度利潤分配後的利潤實現數
股東權益合計	1,567,888	330,321	156,135	1,742,074	—

1. 根據中國會計規則編製

業績

	截至12月31日止				
	2002年	2001年	2000年	1999年	1998年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
主營業務收入	**670,749**	595,986	3,500,738	2,844,099	2,541,814
主營業務利潤	**487,722**	431,558	547,639	238,524	126,893
加／(減)：					
其他業務利潤／(虧損)	**514**	89	8,689	(7,514)	(5,909)
存貨跌價損失準備	—	—	(1,230)	(4,224)	(21,050)
營業費用	—	—	(33,720)	(33,943)	(23,731)
管理費用	**(46,047)**	(33,623)	(375,197)	(326,380)	(465,812)
撥回若干資產的損失準備	—	—	254,140	—	—
	(46,047)	(33,623)	(121,057)	(326,380)	(465,812)
財務(費用)／收入一淨額	**(12,511)**	1,196	(218,407)	(206,358)	(205,681)
營業利潤／(虧損)	**429,678**	399,220	181,914	(339,895)	(595,290)
加：投資收益／(損失)	—	—	2,353	(12,935)	668
補貼收入	—	—	6,630	840	905
營業外收入	**42**	317	9,679	5,799	5,310
減：營業外支出	**(1,184)**	(192)	(28,188)	(27,303)	(26,549)
利潤總額／(虧損)	**428,536**	399,345	172,388	(373,494)	(614,956)
減：所得稅	**(141,475)**	(131,820)	(3,784)	(685)	(1,902)
少數股東損益	**175**	109	—	—	—
淨利潤／(虧損)	**287,236**	267,634	168,604	(374,179)	(616,858)
股息	**113,050**	106,400	—	—	—

附註：

截至2002年12月31日止五個年度之業績乃摘錄自上年度之年報及載於本年報第54頁之經審核合併利潤表。

1. 根據中國會計規則編製*(續)*

資產及負債

	於12月31日				
	2002年	2001年	2000年	1999年	1998年
	新業務	新業務	新業務	化工業務	化工業務
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
流動資產	**572,363**	610,982	67,180	2,013,863	2,046,410
長期投資	**4,000**	4,000	—	151,405	167,225
固定資產	**2,180,645**	1,312,002	715,110	4,616,233	4,542,018
無形資產及其他資產	—	—	637,244	178,959	387,641
遞延稅項	—	—	—	3,582	1,665
資產總額	**2,757,008**	1,926,984	1,419,534	6,964,042	7,144,959
流動負債	**446,542**	321,005	12,880	2,711,497	2,796,656
長期負債	**566,676**	36,200	—	3,026,093	2,750,458
負債總額	**1,013,218**	357,205	12,880	5,737,590	5,547,114
少數股東權益	**1,716**	1,891	—	—	—
淨資產	**1,742,074**	1,567,888	1,406,654	1,226,452	1,597,845

2. 根據香港會計原則編製

業績

	截至12月31日止				
	2002年	2001年	2000年	1999年	1998年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額	**633,858**	563,207	3,499,943	2,844,099	2,541,814
除稅前盈利／(虧損)	**428,536**	399,345	182,573	(363,688)	(605,186)
稅項	**(141,475)**	(131,820)	(4,482)	(685)	(2,871)
除稅後盈利／(虧損)	**287,061**	267,525	178,091	(364,373)	(608,057)
少數股東權益	**175**	109	—	—	—
股東應佔盈利／(虧損)	**287,236**	267,634	178,091	(364,373)	(608,057)
股息	**113,050**	106,400	—	—	—

附註：

截至2002年12月31日止五個年度之業績乃摘錄自以往各年度之年報及載於本年報第93頁之經審核綜合損益表。

資產及負債

	於12月31日				
	2002年	2001年	2000年	1999年	1998年
	新業務	新業務	新業務	化工業務	化工業務
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
固定資產	**2,180,645**	1,312,002	1,352,354	4,651,312	4,576,864
聯營公司	**—**	—	—	33,900	38,501
投資證券	**4,000**	4,000	—	103,642	118,595
應收長期貸款	**—**	—	—	123,465	327,277
淨流動資產／(負債)	**238,871**	396,377	54,300	(691,579)	(751,760)
	2,423,516	1,712,379	1,406,654	4,220,740	4,309,477
少數股東權益	**1,716**	1,891	—	—	—
長期負債	**566,676**	36,200	—	3,026,094	2,750,458
淨資產	**1,855,124**	1,674,288	1,406,654	1,194,646	1,559,019

1. 本集團經營情況

(1) 本集團主營業務範圍及其經營狀況

本集團經營範圍是：(i)天津市東郊污水處理廠、天津市紀庄子污水處理廠及相關的配套設施建設、設計、管理、經營、技術咨詢及配套服務；(ii)天津市中環線東南半環城市道路，天津市貸款道路建設車輛通行費收費站及相關的配套設施建設、設計、收費、養護、管理、技術咨詢及配套服務，及(iii)環保科技及環保產品的開發經營。

由於本公司業務拓展，本公司經營範圍有所擴大，本公司股東大會已經通過本公司經營範圍變更的決議，新的經營範圍是：天津市東郊污水處理廠、天津市紀庄子污水處理廠、天津市北倉污水處理廠、天津市咸陽路污水處理廠及相關的配套設施建設、設計、管理、經營、技術咨詢及配套服務；天津市中環綫東南半環城市道路、天津市貸款道路建設車輛通行費收費站及相關的配套設施建設、設計、收費、養護、管理、經營、技術咨詢及配套服務；環保科技及環保產品的開發經營；天津市中環綫東南半環海河大橋項目的管理。目前，公司章程變更工作正在辦理過程中。

報告期內，本公司在不斷完善法人治理結構的同時，積極加強內部的整改和內控機制。本公司於2000年12月完成重組後，現從事的業務性質有了較大的變化，針對現有的業務性質，本公司管理層採取了一系列的措施，取得了良好的效果。本公司在2002年底取得了ISO9001：2000、ISO14001：1996、OHSAS18001：1999整合管理體系審核認證，成為全國污水處理行業第一家將三個國際標準體系整合在一起運行的企業，表明公司在質量管理、環境衛生和職業健康方面均達到國際水平。

a. 污水處理及污水處理廠建設業務的經營情況

污水處理廠的收入是根據與天津市排水公司簽訂的《污水處理委託協議》獲得。本公司對於污水處理廠的控制重點在於流程控制、成本控制、質量控制，從而提高效率，降低成本，力求在較低的成本基礎上符合國家規定的污水處理標準。具體措施包括控制預算，加強人員培訓，提高員工技術水平，招聘專業技術人才充實員工隊伍等。報告期內兩座污水處理廠共處理污水209,248,645立方米，較去年同期處理量的218,818,896立方米減少9,570,251立方米，減少4.37%，相對應的污水處理業務收入減少4.37%。主要是由於污水處理廠改造影響進水所致，但對報告期利潤並未產生實質性的重大影響。按照《污水處理委託協議》，本公司共獲得的收入為人民幣399,664,911元。

1. 本集團經營情況 *(續)*

(1) 本集團主營業務範圍及其經營狀況 *(續)*

a. 污水處理及污水處理廠建設業務的經營情況 *(續)*

2001年9月24日天津市排水公司與本公司就北倉污水處理廠在建工程、咸陽路污水處理廠在建工程及紀庄子污水處理廠(擴建)在建工程簽訂了有條件的轉讓協議,項目轉讓於2002年10月30日完成(詳細內容請參閱2002年10月31日《上海證券報》、香港《文滙報》和《The Standard》本公司公告)。該項業務的收入是根據2001年9月24日天津市排水公司與本公司簽訂的《污水處理(擴建)在建工程的收費協議》獲得。報告期內,實際完成工程工作量人民幣4.99億元,按照工程進度本公司共獲得收入人民幣183,536,856元。

b. 收費業務經營情況

該項業務的收入來源由收費站員工直接收取,報告期內,針對該項業務的特點,本公司管理層加大了對收費站的監控,進一步完善了收費站監控系統。報告期內,收費業務實現收入人民幣82,740,000元,雖比去年同期收入人民幣84,300,000元下降了1.85%,但沒有對本報告期的利潤產生實質性的影響。

c. 海河橋項目建設管理業務

2001年9月24日天津市政投資有限公司與本公司簽訂了《中環線東南半環海河大橋項目委托管理合同》,報告期內,實際完成工程工作量人民幣2.19億元,按照工程工作量本公司共獲得管理費收入人民幣4,811,700元,預計工程完成時間為2003年初。

1. 本集團經營情況（續）

(1) 本集團主營業務範圍及其經營狀況（續）

各業務的財務數據如下所示：

分行業	主營業務收入	主營業務成本	毛利率	主營業務收入比上年增減	主營業務成本比上年增減	毛利率比上年增減
	人民幣千元	*人民幣千元*	%	%	%	%
污水處理及污水處理廠建設業務	583,201	112,150	75.27	+14.59	+16.17	-0.26
海河橋項目建設管理業務	4,812	1,076	72.13	+76.26	+62.78	+1.84
道路及收費站業務	82,736	32,910	54.72	-1.85	-4.46	+1.08

(2) 本公司主要控股公司及參股公司的經營情況及業績

天津中水有限責任公司：於本報告期末，本公司持有天津中水有限責任公司90%的股權。該公司註冊資本為人民幣2,000萬元，主營業務範圍為：中水生產、銷售；中水設施的開發、建設；中水設備製造、安裝、調試、運行；中水技術咨詢、服務、培訓；勞務服務；汽車沖洗。直至2002年末，中水公司的項目尚未開始運營，因此該公司報告期內沒有營業收入，但有虧損。

天津北方人才港股份有限公司：於本報告期末，本公司投資天津北方人才港股份有限公司的總投資額為人民幣200萬元，佔其註冊資本的6.1%，該公司主營業務範圍為：高級人才保障業務；高級人才服務業務（人才流動中介服務，金融擔保咨詢服務，個人資信評估）；企業人才援助工程；科技項目成果的開發、經營；房地產開發與經營業務。2002年該公司尚處於起步階段，該公司將積極開發人才資源，建立和完善天津市人才市場，致力於為天津乃至環渤海地區吸引更多的高級人才、專業人才及技術人才。由於本報告期內，該公司剛剛開始開展業務，業績為虧損。

1. 本集團經營情況 *(續)*

(2) 本公司主要控股公司及參股公司的經營情況及業績 *(續)*

天津市寶通輕集料有限責任公司：於本報告期末，本公司投資天津市寶通輕集料有限責任公司的總投資額為人民幣200萬元，佔其註冊資本的20%，該公司主營業務為：高強輕集料及其製品生產、銷售。本報告期內，該公司的項目尚處於籌備階段，業績為虧損。在未來年度內該公司將積極致力於把高科技技術引入市政基礎設施建設之中。

(3) 本集團主要供應商、客戶情況

排水公司代表天津市政府作為本公司的主要客戶，委託本公司為其處理公司下屬污水處理廠服務環城內的城市污水，同時，本公司的污水處理項目建設工程的合同方也為排水公司。排水公司與本公司的控股股東同時處於天津市市政工程局的監管之下，與本公司構成關聯關係。本公司為本公司控股股東天津市政提供海河橋項目建設管理服務，該交易也構成關聯交易。本公司的其他客戶主要是收費站過往的車戶，從每一位該類客戶收取的費用都很低。來源於前五名客戶的銷售額佔本集團總銷售額的比例為87.67%。

本集團的供應商相對比較分散，前五名供應商合計的採購金額佔年度採購金額的比例為69.44%。

(4) 在經營中出現的問題與困難及解決方案

2002年東郊污水處理廠進行了污水處理設施的維修和養護，紀庄子污水處理廠進行了擴建在建工程，並對紀庄子污水處理廠現有生產設備和設施進行了改造。在進行上述工作中，合理的安排工期，原則上使生產運營與工程進度互不干擾，力爭做到既保證了設施維修養護和擴建工程，又保證了處理水量。於上述工作的進行，2002年度的污水處理量較2001年度相比仍下降了4.37%，該下降部分程度上影響了本公司的經營業績，但並沒造成實質性的影響。

2. 本集團投資情況

(1) 本報告期內，本公司沒有募集資金，也沒有本報告期之前募集資金的使用延續到本報告期內的情況。

(2) 非募集資金的重大投資情況

本報告期內，本公司的非募集資金的技資項目主要是：北倉污水處理廠在建工程、咸陽路污水處理廠在建工程及紀庄子污水處理廠(擴建)在建工程等三個在建工程。在報告期內，實際完成工程工作量人民幣4.99億元，按照工程進度本公司已確認收入人民幣183,536,856元。於2002年12月31日，三個在建工程的完工程度分別為：

紀庄子污水處理廠擴建工程：45.1%

咸陽路污水處理廠新建工程：19.7%

北倉污水處理廠新建工程：6.1%

3. 本集團財務狀況、經營成果和現金流量分析

本報告期內，本集團的財務狀況較上一年度有了進一步的改善，普華永道中天會計師事務所有限公司和香港羅兵咸永道會計師事務所為本公司出具了標準無保留意見的審計報告，具體分析如下：

(1) 於2002年12月31日，本集團資產負債率(負債合計÷資產總計)為36.75%，負債規模合理，屬於較為穩健的財務結構。

(2) 2002年12月31日，本集團總資產人民幣275,700.8萬元，較上年度總資產人民幣192,698.4萬元增加了43.07%。主要是本公司收購項目完成，項目資產併入本公司資產所致。

(3) 2002年12月31日，本集團長期負債人民幣56,667.6萬元，較上年度長期負債人民幣3,620萬元增長了人民幣53,047.6萬元，主要是本公司新建工程項目貸款所致。

(4) 2002年12月31日，本集團股東權益人民幣174,207.4萬元，較上年度股東權益人民幣156,788.8萬元增加了11.11%，主要是本公司報告期內盈利所致。

(5) 本年度本集團利潤總額人民幣42,853.6萬元，比上年度利潤總額人民幣39,934.5萬元增加了7.31%，主要是本公司主營業務中的污水處理廠建設盈利增長所致。

3. 本集團財務狀況、經營成果和現金流量分析*(續)*

(6) 本年度淨利潤人民幣28,723.6萬元，比上年度淨利潤人民幣26,763.4萬元增長了7.32%，主要是本公司主營業務中的污水處理廠建設盈利增加所致。

(7) 本年度本公司每股經營活動產生的現金流量為人民幣0.27元，較上年度人民幣0.14元增加了92.86%，是本公司污水處理廠建設費收入增加所致。

4. 新年度的經營發展計劃

2003年度，本公司在繼續完善上述工作的基礎上，積極拓展本公司業務，並積極進行籌資活動，促進本公司整體的發展。主要計劃如下：

1) 繼續開展融資工作。本公司發行A股可轉換公司債券的申請已經上報中國證監會，本公司將積極努力，促使發行可轉換債券工作的完成。同時本公司將積極拓展其他融資渠道。

2) 繼續進行污水處理廠內部的維修改造工作，力爭合理安排工期和工程，並力爭不對2003年度的污水處理量產生影響。

3) 加大市場開發力度，努力拓展公司業務規模。利用國家大力推進污水處理和相關的環保業務產業化的時機，利用本公司自身優勢努力拓展業務區域，積極搶佔全國污水處理市場，同時還積極在天津市周邊地區開發業務。

4) 進一步加強管理，將管理作為本公司節能降耗、提高效益的手段。在2002年本公司通過質量、環境和職業健康三項整合認證體系的基礎上，本公司將繼續完善內部的管理體系，真正將本公司建設成為現代化的，具有國際先進管理水平的企業。

5) 繼續進行項目建設工作，力爭在2003年底完成紀庄子污水處理廠擴建工程。

6) 加大科研力度，將科技工作作為本公司發展的動力源，為本公司日常運營和市場開發服務，推動本公司發展。繼續進行研發中心的建設工作，以研發中心為依托，以現有的污水處理業務為基礎，開發與城市污水處理有關的環保產品、設備和科技，以科技水平的提高推動公司的發展。

5. 董事會日常工作情況

(1) 報告期內本公司董事會的會議情況及決議內容

2002年度，本公司董事會共召集7次董事會會議：

1. 2002年2月28日召開第二屆董事會第二十二次會議，審議並通過了如下決議：

   a. 本公司董事會2001年度工作報告；

   b. 經境內外會計師事務所審計的本公司2001年度財務會計報告；

   c. 在境內外分別公佈的2001年年度報告及2001年年度報告摘要；

   d. 本公司2001年度財務決算報告及2002年度財務預算報告；

   e. 本公司2001年度利潤分配預案；

   f. 本公司2002年年度利潤分配政策預計；

   g. 關於聘請為本公司提供審計服務的會計師事務所的建議；

   h. 關於修改公司章程的議案；

   i. 本公司2002年度發展規劃；及

   j. 關於召開本公司2001年股東年會即本公司第十次股東大會的決議。

   本次董事會會議決議公告刊登在2002年3月1日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

5. 董事會日常工作情況 *(續)*

(1) 報告期內董事會的會議情況及決議內容 *(續)*

2. 2002年4月29日召開第二屆董事會第二十三次會議，審議並通過了如下決議：

   a. 在境內外分別公布的2002年第一季度報告；

   b. 關於聘任朱雁伯先生擔任公司副總經理的建議；

   c. 關於更換審核委員會和薪酬委員會委員的議案；

   d. 本公司總經理工作細則；及

   e. 本公司信息披露管理制度。

   本次董事會會議決議公告刊登在2002年4月30日的《上海證券報》、香港《文滙報》、《Hong Kong iMail》上。

3. 2002年6月29日召開第二屆董事會第二十四次會議，審議並通過如下決議：

   審議通過本公司根據中國證監會和國家經貿委關於開展上市公司建立現代企業制度檢查的通知精神所作的上市公司現代企業制度自查報告。

4. 2002年8月1日召開第二屆董事會第二十五次會議，審議並通過如下決議：

   a. 在中國內地及香港分別公布的截至2002年6月30日止的半年度報告及其摘要；

   b. 紀庄子污水處理廠改造方案，涉及金額約為人民幣3,700萬元；及

5. 董事會日常工作情況 *(續)*

(1) 報告期內董事會的會議情況及決議內容 *(續)*

c. 本公司與天津市第二市政公路工程有限公司即將簽署的《紀庄子污水處理廠乾化塘清淤工程承包合同》。由於天津市第二市政公路工程有限公司與本公司控股股東同屬於天津市市政工程局，因此本合同構成關聯交易。關聯董事馬白玉女士、張文輝先生、王月清先生和朱敏先生回避表決。董事認為該關聯交易是按一般商業條款進行的，交易公平合理。由於該合同涉及金額為人民幣871萬元，屬於須予披露的關聯交易，本公司已在2002年8月5日該合同簽定後發布相應的關聯交易公告。

本次董事會會議決議公告刊登在2002年8月2日的《上海證券報》、香港《文滙報》和《The Standard》上。

5. 2002年8月21日召開第二屆董事會第二十六次會議，審議並通過如下決議：

a. 根據中國證監會天津證管辦《限期整改通知書》編製的《整改報告》，授權公司董事／董事會秘書組織限期完成；

b. 經補充、修訂的《公司章程》；

c. 經補充、修訂的《股東大會議事規則》；

d. 經補充修訂的《董事會議事規則》；

e. 經補充修訂的《總經理工作細則》；

f. 《計提資產減值內部控制制度》；

5. 董事會日常工作情況（續）

(1) 報告期內董事會的會議情況及決議內容（續）

g. 《房屋租賃協議》的議案；

h. 提請本公司臨時股東大會確認第二屆董事會第十一次會議審議通過的對外投資人民幣200萬元參股天津北方人才港股份有限公司及對外投資人民幣200萬元參股天津寶通輕集料有限公司的決議；及

i. 審議通過了召開本公司臨時股東大會的議案。

本次董事會會議決議公告刊登在2002年8月22日的《上海證券報》、香港《文滙報》和《The Standard》上。

6. 2002年10月22日以傳真的方式召開了公司第二屆董事會第二十七次會議，並作出如下決議：

向中國光大銀行天津分行申請固定資產貸款（授信額度）人民幣7億元，期限9年，擬在公司資金短缺時，用於天津市紀庄子污水處理廠（擴建）（含東南郊一帶排水工程）工程項目、天津市咸陽路污水處理廠工程項目和天津市北倉污水處理廠工程項目。該筆貸款的使用須經股東大會討論通過後方可正式實施。

7. 2002年10月25日公司第二屆董事會第二十八次會議，以傳真方式審議了本公司第三季度報告。董事認為，季報真實客觀反應了本公司報告期的經營成果和財務狀況，同意通過第三季度報告。

第三季度報告刊登在2002年10月28日的《上海證券報》、香港《文滙報》和《The Standard》上。

5. 董事會日常工作情況(續)

(2) 董事會對股東大會決議的執行情況

報告期內,本公司董事會根據《公司法》、《證券法》和《公司章程》等有關法律、法規的要求,嚴格按照股東大會的決議和授權,認真執行股東大會通過的各項決議內容。2002年度對股東大會的決議,公司董事會執行情況如下:

1. 本公司2001年度股東大會通過發行A股可轉換債券的議案,本公司已經在2002年6月底向中國證監會遞交了發行可轉換債券的申請,現正等待證監會的審批。

2. 本公司2001年度股東大會通過的2001年度利潤分配方案,該利潤分配方案已經實施,股權登記日2002年6月5日,除息日2002年6月6日,紅利發放日2002年6月12日。

3. 對於本公司股東大會通過的其他事項,本公司董事會已經按照股東大會的決議執行。

6. 本次利潤分配預案及資本公積金不轉增股本預案

經普華永道中天會計師事務所按中國註冊會計師獨立審計準則和香港羅兵咸永道會計師事務所按香港會計師公會所頒佈的核數準則分別進行的審計,本公司2002年度實現淨利潤均為人民幣287,236,000元。按《公司章程》有關規定,提取10%的法定公積金人民幣28,723,000元和5%的法定公益金人民幣14,362,000元。根據2003年2月20日本公司第二屆董事會第二十九次會議決定本次利潤分配預案為:擬以2002年年末總股本1,330,000,000股為基數,向全體股東每10股派發人民幣0.85元現金紅利(含稅),派發現金紅利總額為人民幣113,050,000元,資本公積金本次不轉增股本。以上利潤分配預案及資本公積金不轉增股本預案須提交年度股東大會審議。2002年度實際實施的利潤分配政策與2001年度報告預計的分配政策相符。

7. 其他報告事項

本報告期內本公司選定的信息披露報刊為《上海證券報》、香港《文匯報》、《Hong Kong iMail》和《The Standard》，沒有變更信息披露報刊。

馬白玉
董事長

中國　天津
2003年2月20日

公司治理結構

1. 公司治理情況

本公司嚴格按照《公司法》、《證券法》和中國證監會有關法律法規的要求，積極完善本公司法人治理結構、建立現代企業制度、規範本公司運作。根據中國證監會和國家經貿委於2002年1月7日發佈的《上市公司治理準則》規範文件的要求，本公司完善和修改了相關的文件，於2002年4月16日召開的2001年年度股東大會討論通過了《股東大會議事規則》、《董事會議事規則》、《監事會議事規則》和經補充、修訂的《公司章程》；並在2002年10月10日召開的臨時股東大會上通過了經補充、修訂的《公司章程》、《股東大會議事規則》和《董事會議事規則》。同時為規範信息披露工作，本公司於2002年4月29日召開的第二屆董事會第二十三次會議上審議通過了本公司《信息披露管理制度》。

上述《公司章程》和各項《規則》均符合中國證監會、上海證券交易所和香港聯合交易所有限公司的有關規定和其他相關規定，亦是本公司的行為準則。同時本公司還將根據實際情況和相關的法律、法規及規章制度的變動及時修訂上述《公司章程》和各項《規則》。

2. 獨立董事履行職責情況

本公司根據香港聯合交易所有限公司上市規則建立了獨立董事制度，董事會成員當中已有三名獨立董事，佔董事會成員的三分之一。各位獨立董事熟悉本公司的業務及經營情況，能夠以認真負責的態度出席董事會和股東大會，並發表獨立性意見，能夠積極參加有關培訓，瞭解作為獨立董事的權利、義務和責任。同時，本公司還成立了由獨立董事組成的審核委員會和薪酬委員會。本公司獨立董事制度的完善，有利於健全本公司法人治理結構，保護廣大中小股東的權利和利益。

3. 本公司與控股股東在人員、資產、財務、機構、業務等方面的分開情況

(1) 人員分開方面：本公司與控股股東在勞動、人事及工資管理等方面是獨立的，並設立了獨立的勞動人事職能部門。本公司總經理、副總經理、財務總監、董事會秘書等高級管理人員均在本公司領取薪酬，且均未在控股股東單位擔任除董事以外的重要職務。

(2) 資產完整方面：所有與本公司生產經營有關的資產均歸本公司所有。

(3) 財務獨立方面：本公司設立了獨立的財務及會計部門，在銀行開設獨立的帳戶，並建立了獨立的會計核算體系和財務管理制度。

(4) 機構獨立方面：本公司設立了完全獨立於控股股東的組織機構，有獨立的辦公經營場所。

(5) 業務分開方面：本公司在業務方面獨立於控股股東，具有獨立完整的業務及自主經營能力。

4. 高級管理人員的考評及激勵機制

本公司董事會下設審核委員會和薪酬委員會，通過目標管理方式，根據有關指標和標準對高級管理人員的業績和績效進行考評。本公司將進一步探求有效的獎勵機制，充分調動所有董事、監事和高級管理人員工作的積極性。

股東大會情況簡介

2002年本公司共召開四次股東大會，即2001年度股東大會、H股類別股東大會、內資股類別股東大會和2002年臨時股東大會：

1. 本公司就2001年度股東大會的召集和召開，於2002年3月1日將股東大會的召開時間、地點、審議事項及其他事項等相關董事會決議、股東大會會議通知以公告的方式刊登在《上海證券報》、香港《文匯報》和《Hong Kong iMail》上，並以郵資已付的郵件送達H股股東。

   本公司於2002年4月16日在中國天津市和平區貴州路45號天津創業環保股份有限公司四樓會議室如期召開2001年度股東大會，出席會議的股東及股東代理人代表股份85,268萬股，佔本公司股份總數的64.11%，會議的召開程序符合《公司法》及《公司章程》的有關規定。會議由董事長馬白玉女士主持。

   會議以投票的方式審議通過了以下決議：

   I. 作為普通決議案：

      1. 審議及批准本公司截至2001年12月31日止年度的年度報告；

      2. 審議及批准截至2001年12月31日止年度本公司董事會工作報告；

      3. 審議及批准本公司2001年度監事會工作報告；

      4. 聽取中國執業會計師普華永道中天會計師事務所有限公司和香港執業會計師羅兵咸永道會計師事務所對本公司2001年度《財務會計報告》所做的《審計報告書》，並審議及批准經審計的本公司2001年度《財務會計報告》；

      5. 審議及批准本公司2001年度財務決算及2002年度財務預算報告；

      6. 審議及批准本公司截至2001年12月31日止年度利潤分配的預案；

      7. 審議及批准繼續聘任中國執業會計師普華永道中天會計師事務所有限公司和香港執業會計師香港羅兵咸永道會計師事務所，擔任本公司截至2002年12月31日止年度審計（核數）師，並授權本公司董事長具體辦理聘用事宜；

      8. 審議及批准本公司股東大會議事規則；

      9. 接受李偉斌先生及管維立先生辭去獨立非執行董事的申請，並選舉王翔飛先生及高宗澤先生為本公司獨立非執行董事；

10. 審議及批准本公司2002年度發展計劃，並確認或追認董事會根據發展計劃而實施的事項；及

11. 審議及批准關於董事薪酬的議案。

II. 作為特別決議案：

1. 審議及批准修訂公司章程的議案；

2. 逐項審議及批准關於本公司發行A股可轉換公司債券的議案：

(1) 本公司關於發行A股可轉換公司債券的主要條款：

(i) 審議通過關於發行A股可轉換公司債券的發行規模的議案；

(ii) 審議通過關於發行A股可轉換公司債券的發行價格的議案；

(iii) 審議通過關於發行A股可轉換公司債券的債券期限的議案；

(iv) 審議通過關於發行A股可轉換公司債券的債券利率及付息的議案；

(v) 審議通過關於發行A股可轉換公司債券的到期償還的議案；

(vi) 審議通過關於發行A股可轉換公司債券的轉股價格的確定和調整原則的議案；

(vii) 審議通過關於發行A股可轉換公司債券的轉換期的議案；

(viii) 審議通過關於發行A股可轉換公司債券的回售條款的議案；

(ix) 審議通過關於發行A股可轉換公司債券的特別向下修正條款的議案；

(x) 審議通過關於發行A股可轉換公司債券的贖回條款的議案；

(xi) 審議通過關於發行A股可轉換公司債券的轉換年度有關股利的歸屬的議案；

(xii) 審議通過關於發行A股可轉換公司債券的發行方式及向原股東配售的安排的議案；

(xiii) 審議通過關於本次發行可轉換公司債券募集資金的投向的議案；

(2) 審議及批准關於本公司發行A股可轉換公司債券募集資金投向的可行性研究報告；

(3) 審議及批准關於前次募集資金投向的説明；

(4) 關於授權董事會全權辦理本次發行A股可轉換公司債券及相關事宜及章程修改事宜的議案；及

(5) 審議及批准本次發行A股可轉換公司債券有效期限。

3. 審議及批准關於授權董事會配發及發行不超過現有發行在外的H股股份20%的新股份(H股)。

本次股東大會決議公告刊登在2002年4月17日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

2. 本公司就H股類別股東大會的召集和召開，於2002年3月1日將H股類別股東大會的召開時間、地點、審議事項及其他事項等相關董事會決議、H股類別股東大會會議通知以公告的方式刊登在《上海證券報》、香港《文滙報》和《Hong Kong iMail》上，並以郵資已付的郵件送達H股股東。

本公司於2002年4月16日在中國天津市和平區貴州路45號天津創業環保股份有限公司四樓會議室如期召開H股類別股東大會，出席會議的H股類別股東及H股類別股東代理人代表本公司H股股份數為1,216萬股，佔本公司H股股份總數的3.6%，會議的召開程序符合《公司法》及《公司章程》的有關規定。會議由董事長馬白玉女士主持。

會議以投票的方式審議通過了如下決議：

逐項審議及批准關於本公司發行A股可轉換公司債券的議案：

(1) 本公司關於發行A股可轉換公司債券的主要條款：

(i) 審議通過關於發行A股可轉換公司債券的發行規模的議案；

(ii) 審議通過關於發行A股可轉換公司債券的發行價格的議案；

(iii) 審議通過關於發行A股可轉換公司債券的債券期限的議案；

(iv) 審議通過關於發行A股可轉換公司債券的債券利率及付息的議案；

(v) 審議通過關於發行A股可轉換公司債券的到期償還的議案；

(vi) 審議通過關於發行A股可轉換公司債券的轉股價格的確定和調整原則的議案；

(vii) 審議通過關於發行A股可轉換公司債券的轉換期的議案；

(viii) 審議通過關於發行A股可轉換公司債券的回售條款的議案；

(ix) 審議通過關於發行A股可轉換公司債券的特別向下修正條款的議案；

(x) 審議通過關於發行A股可轉換公司債券的贖回條款的議案；

(xi) 審議通過關於發行A股可轉換公司債券的轉換年度有關股利的歸屬的議案；

(xii) 審議通過關於發行A股可轉換公司債券的發行方式及向原股東配售的安排的議案；及

(xiii) 審議通過關於本次發行可轉換公司債券募集資金的投向的議案。

(2) 審議及批准關於本公司發行A股可轉換公司債券募集資金投向的可行性研究報告；

(3) 審議及批准關於前次募集資金投向的説明；

(4) 關於授權董事會全權辦理本次發行A股可轉換公司債券及相關事宜；及

(5) 審議及批准本次發行A股可轉換公司債券有效期限的議案。

本次H股類別股東大會會議決議公告刊登在2002年4月17日的《上海證券報》、香港《文滙報》和《Hong Kong iMail》上。

3. 本公司就內資股類別股東大會的召集和召開，於2002年3月1日將內資股類別股東大會的召開時間、地點、審議事項及其他事項等相關董事會決議、內資股類別股東大會會議通知以公告的方式刊登在《上海證券報》、香港《文滙報》和《Hong Kong iMail》上。

本公司於2002年4月16日在中國天津市和平區貴州路45號天津創業環保股份有限公司四樓會議室如期召開內資股類別股東大會，出席會議的內資股類別股東及內資股類別股東代理人代表本公司內資股股份數為84,002萬股，佔本公司內資股股份總數的84.9%，會議的召開程序符合《公司法》及《公司章程》的有關規定。會議由董事長馬白玉女士主持。

會議以投票的方式審議通過了如下決議：

逐項審議及批准關於本公司發行A股可轉換公司債券的議案：

(1) 本公司關於發行可轉換公司債券的主要條款：

(i) 審議通過關於發行A股可轉換公司債券的發行規模的議案；

(ii) 審議通過關於發行A股可轉換公司債券的發行價格的議案；

(iii) 審議通過關於發行A股可轉換公司債券的債券期限的議案；

(iv) 審議通過關於發行A股可轉換公司債券的債券利率及付息的議案；

(v) 審議通過關於發行A股可轉換公司債券的到期償還的議案；

(vi) 審議通過關於發行A股可轉換公司債券的轉股價格的確定和調整原則的議案；

(vii) 審議通過關於發行A股可轉換公司債券的轉換期的議案；

(viii) 審議通過關於發行A股可轉換公司債券的回售條款的議案；

(ix) 審議通過關於發行A股可轉換公司債券的特別向下修正條款的議案；

(x) 審議通過關於發行A股可轉換公司債券的贖回條款的議案；

(xi) 審議通過關於發行A股可轉換公司債券的轉換年度有關股利的歸屬的議案；

(xii) 審議通過關於發行A股可轉換公司債券的發行方式及向原股東配售的安排的議案；及

(xiii) 審議通過關於本次發行可轉換公司債券募集資金的投向的議案。

(2) 審議及批准關於本公司發行A股可轉換公司債券募集資金投向的可行性研究報告；

(3) 審議及批准關於前次募集資金投向的説明；

(4) 關於授權董事會全權辦理本次發行A股可轉換公司債券及相關事宜及章程修改事宜的議案；及

(5) 審議及批准本次發行A股可轉換公司債券有效期限的議案。

本次內資股類別股東大會會議決議公告刊登在2002年4月17日的《上海證券報》、香港《文滙報》和《Hong Kong iMail》上。

4. 本公司就2002年臨時股東大會的召集和召開，於2002年8月22日將臨時股東大會的召開時間、地點、審議事項及其他事項等相關董事會決議、臨時股東大會會議通知以公告的方式刊登在《上海證券報》、香港《文匯報》和《The Standard》上，並以郵資已付的郵件送達H股股東。

本公司於2002年10月10日在中國天津市和平區貴州路45號天津創業環保股份有限公司四樓會議室如期召開2002年臨時股東大會，出席會議的股東及股東代理人代表股份85,871萬股，佔本公司股份總數的64.56%，會議的召開程序符合《公司法》及《公司章程》的有關規定。會議由董事長馬白玉女士主持。

會議以投票的方式審議通過了以下決議：

I. 經本次臨時股東大會審議通過的普通決議如下：

1. 審議通過經修訂、補充的《股東大會議事規則》；

2. 審議通過經修訂、補充的《董事會議事規則》；

3. 審議通過經修訂、補充的《監事會議事規則》；

4. 審議通過李凱建、竇振明兩位監事辭去本公司監事的申請；

5. 審議通過本公司控股股東天津市政投資有限公司提名王占英先生為監事候選人，臨時股東大會進行了投票表決：

6. 審議終止本公司與天津市政投資有限公司於2000年10月10日訂立的《房屋租賃協議》的議案；及

7. 審議確認本公司第二屆董事會第十一次會議審議通過的對外投資人民幣200萬元參股天津北方人才港股份有限公司與對外投資人民幣200萬元參股天津寶通輕集料有限公司的議案。

II. 經本次臨時股東大會審議通過的特別決議案如下：

審議通過經修訂、補充的《公司章程》。

本次臨時股東大會決議公告刊登在2002年10月11日的《上海證券報》、香港《文匯報》和《The Standard》上。

5. 選舉、更換公司董事、監事情況：

(1) 本公司於2002年4月16日召開的2001年度股東大會暨第十次股東大會審議通過了李偉斌先生、管維立先生辭去本公司獨立董事的申請的議案，並選舉王翔飛先生、高宗澤先生擔任本公司獨立董事。自2002年4月16日起，任期三年；

(2) 本公司於2002年10月10日召開的2002年臨時股東大會審議通過了李凱建、竇振明兩位監事辭去本公司監事的申請。

本公司控股股東天津市政投資有限公司提名王占英先生為監事候選人，經臨時股東大會投票表決，王占英先生當選為本公司監事。自2002年10月10日起，任期三年；及

(3) 根據《公司章程》、《監事會議事規則》等有關規定，本公司需在監事會中增補一名由職工代表出任的監事。經本公司職工代表大會的決議，增補王暉先生作為職工代表出任本公司監事。自2002年10月16日起，任期三年。

董事、監事及高級管理人員簡介

1. 董事會

馬白玉女士，40歲，董事長兼總經理。1996年於南開大學獲得經濟學碩士學位。1983年畢業於北京師範大學，1985年加盟天津市政工程局，曾任講師及副處長。1996年至1998年，在天津公路建設發展公司任總經濟師，1998年至2001年12月任天津市政投資有限公司總經理。馬女士於市政建設擁有超過10年的豐富經驗。馬女士從2000年12月開始任本公司董事長兼總經理。

朱敏先生，48歲，董事。現任天津市道路橋梁管理處處長。朱先生於1999年獲取天津大學工商管理碩士學位。自1993年12月以來，朱先生曾擔任天津市市政工程局設備處處長等重要職務，在路橋建設領域擁有15年以上的豐富經驗。朱先生從2000年12月開始任本公司董事。

安品東先生，34歲，董事、副總經理兼財務總監。1991年畢業於天津財經學院，並獲取會計學學士學位。1992年至1997年，安先生參與滬寧高速公路項目，負責該項目的會計及財政職務。1997年至1999年12月任天津津政交通發展公司的財務經理。1999年至2000年12月任天津市政投資有限公司助理總會計師。安先生從2000年12月開始任本公司董事、財務總監。

顧啟峰先生，36歲，董事、副總經理兼總工程師。1988年畢業於中國同濟大學，並獲工程學學士學位，1998年獲取同濟大學工程學碩士學位。從1988年起，顧先生在天津市第三市政工程公司負責監督濟青高速公路、滬寧高速公路及唐津高速公路的建設。從1998年至2000年12月擔任天津市政投資有限公司副總工程師、總工程師。顧先生從2000年12月開始任本公司董事、總工程師。

王月清先生，58歲，董事，現任天津市排水管理處總會計師。自1964年以來，王先生在天津市市政工程局擔任財務科副科長等與財務有關的職務，具有三十多年的財務工作經驗。王先生從2000年12月開始任本公司董事。

張文輝先生，47歲，董事，現任天津市排水管理處處長。張先生於1999年獲取天津大學工程學碩士學位。自1980年以來，張先生先後任天津市排水管理處四所副所長、天津市排水管理處副處長、處長等職務，具有二十多年市政行業的工作經驗。張先生從2000年12月開始任本公司董事。

1. 董事會*(續)*

曾文仲先生，60歲，獨立非執行董事，現為沿海物業集團有限公司(其股份於聯交所上市)的主席，並是沿海物業集團的創辦人之一。負責沿海物業集團之企業策劃及發展方針。曾先生畢業於英國倫敦皇家學院，取得了電子工程學士學位，已持有美國紐約理工大學之電機工程及運籌學碩士學位。他於東南亞地區的商業、工業及房地產又有積逾30年之經驗。他亦曾擔任九龍證券交易所的董事，現時亦為香港上市公司冠捷控股有限公司之董事，以及臺灣上市公司世華聯合商業銀行股份有限公司之董事。現為中國全國政協委員、福建省政協常務委員及中國僑聯常委會委員。曾先生從2000年12月開始任本公司獨立非執行董事。

王翔飛先生，51歲，獨立非執行董事，現為中國光大集團有限公司的董事。王先生畢業於中國人民大學，主修金融、財務及銀行專業，並持有經濟學學士學位。王先生曾任由一家中國國企所控制的香港上市公司的執行董事及行政總裁。王先生具有較廣泛的業務聯繫，而在投資、工業管理、金融、會計及貿易方面也擁有豐富的經驗。王先生具有中華人民共和國的會計師資格。王先生從2002年4月開始任本公司獨立非執行董事。

高宗澤先生，60歲，獨立非執行董事，現任中華全國律師協會會長，中國海事仲裁委員會仲裁員，中國國際經濟貿易仲裁委員會仲裁員。高先生曾就讀於中國大連海運學院，中國社會科學院研究生院及美國哥倫比亞大學法學院，並擔任過中國政法大學兼職教授。高先生能熟練地掌握及運用英文、德文及中文。高先生長期從事法律業務，是一位精通海商法、國際貿易法、證券法律實務的法律專家。高先生先後擔任過中國人民銀行總行首席法律顧問、以及中國農業銀行總行、中國銀行北京分行、中國工商銀行總行、中國石化工業總公司、中國糧油進出口總公司、中國工藝品進出口公司、中國五金礦產進出口總公司、華能國際電力股份有限公司等具規模的銀行和公司的常年法律顧問，並參與了涉及美國、英國等十個以上國家的重大涉外經濟合同項目的談判、合同起草、修改工作，也代理過多宗涉外重大訴訟和仲裁案件。高先生在近數年的法律實務中，一直專注於中國公司的境外上市、合併與收購等範疇。高先生從2002年4月開始任本公司獨立非執行董事。

2. 監事會

于瑞華女士，56歲，監事會主席。于女士於1970年畢業於天津大學。從1970年起，于女士曾於天津市市政工程局、天津市排水管理處及天津第二市政工程公司擔任多個職位。其中，從1984年至1998年，于女士在天津第二市政工程公司任人事科副科長、人力資源部主管及監事。她與1999年加盟天津市政，從1999年起在天津市政投資有限公司任工會主席，黨總支書記。于女士從2000年12月開始任本公司監事會主席。

陳寶森先生，50歲，監事，天津市政人力資源部的副經理。陳先生於市政建設相關業務擁有逾七年經驗，1984年至1993年，陳先生曾於天津市市政工程局擔當多個人事相關的職位。他於1993年加盟天津第二市政工程公司，擔任人力資源部副主管。他於2000年6月加盟天津市政。陳先生從2000年12月開始任本公司監事。

史春華先生，38歲，監事。現任天津市公路發展公司總會計師。史先生於1988年7月畢業於天津財經學院，並獲取審計學學位。從1988年7月至2001年3月史先生在市政工程局財務、審計部門工作後被任命為該部門副處長。史先生從2000年12月開始任本公司監事。

王占英先生，47歲，監事。現任天津市市政總公司副總會計師，兼任財務部部長。2000年取得南開大學經濟研究院工商管理專業研究生學歷。工作以來，歷任天津市第四市政工程公司財務科會計，天津市引灤入津指揮部會計，天津市市政總公司財務部會計、部長、天津市公路建設發展公司總會計師。王先生從2002年10月開始任本公司監事。

王暉先生，34歲，監事。現任天津創業環保股份有限公司運營管理部副經理，負責污水廠的運營管理及大修工程管理工作。1991年畢業於天津大學建築分校熱能與環境工程系給排水專業，2001年畢業於同濟大學環境工程專業研究生班。自1991年畢業後至1999年12月，王先生一直在天津東郊污水處理廠工作，先後參加了東效污水處理廠土建施工監理、泥區工藝調試運行等工作，曾任東郊污水處理廠生產運行部副部長。2000年1月至2001年3月王先生任天津市排水公司開發建設公司綜合辦公室主任。2001年3月加盟天津創業環保股份有限公司。王先生從2002年10月開始任本公司監事。

2. 監事會 *(續)*

張明起先生，45歲，監事。現任本公司東郊污水處理廠副經理、工會主席。張先生2000年本科畢業於中共中央黨校函授學院經濟管理專業。張先生自1980年在天津市排水管理處工作以來，歷任天津市排水管理處黨務幹事、天津市排水管理處汽車隊黨支部副書記、天津市排水管理處紀委紀檢委員、天津市東郊污水處理廠副廠長、黨支部副書記等。張先生從2001年9月開始任本公司監事。

3. 高級管理人員

羅連芳先生，54歲，副總經理。羅先生於1986年畢業於聯合大學。羅先生於市政建設業務方面擁有逾20年經驗。羅先生於1964年至1998年間於天津市市政工程局擔任多個重要職務，1998年至2000年12月任天津市政投資有限公司副總經理。羅先生從2000年12月開始任本公司副總經理。

林文波先生，45歲，副總經理。林先生於1983年至1992年間於紀庄子污水廠擔任部門主管和副廠長。自1992年至今任東郊污水處理廠長，負責東郊污水處理廠的建設及後來的全面管理。林先生從2000年12月開始任本公司副總經理。

劉文亞先生，44歲，副總經理。自1982年起，劉先生任紀庄子污水處理廠技術科主任，紀庄子污水處理廠副廠長。劉先生曾參與紀庄子污水處理廠的可行性研究、建造、研究、技術改良及一般管理。劉先生於1995年於天津市城建學院修完本科課程。劉先生現負責紀庄子污水處理廠的整體監管工作。劉先生從2000年開始任本公司副總經理。

付亞娜女士，32歲，董事會秘書。付女士1993年畢業於天津師範大學新聞專業，獲得學士學位。付女士自畢業後加盟天津市排水管理處，1998年8月至2000年12月在天津市政投資有限公司任綜合辦公室副主任、主任。付女士從2000年12月開始任本公司董事會秘書。

葉沛森先生，43歲，董事會秘書。畢業於香港理工大學，1982年獲會計系高級文憑，曾任職香港羅兵咸會計師事務所。現為香港執業會計師，在會計及公司秘書事務方面有18年工作經驗，並於1996年獲工商管理碩士學位。葉先生從1994年12月開始任本公司董事會秘書。

主要業務

本公司及其附屬公司(「本集團」)在2000年12月20日資產重組之前的主營業務為化工基礎原料生產業務,在資產重組之後的主營業務轉為環保業務和城市基礎設施。本公司是天津市從事環保產業和基礎設施的唯一一間境外上市公司。按照中國會計規則及香港會計原則編製的本公司2002年度合併淨利潤均約為人民幣287,236,000元。有關的財務報表載於本年報的相關部分。

財務概要

按中國會計規則編製之本集團以往五年業績及資產負債概要載於本年報第8及第9頁。

按香港會計原則編製之本集團以往五年業績及資產負債概要載於本年報第10頁。

業績與分配

按照中國會計規則和香港會計原則編製之本集團截至2002年12月31日止年度的業績和利潤分配分別載於本年報第54頁及第55頁之利潤及利潤分配表內及第93頁之綜合損益表內。

以下為按主要業務劃分之本集團營業額及減去財務費用後的經營盈利(根據香港會計原則編製)之分析:

	營業額		除税前經營盈利貢獻(包括財務費用)	
	2002年	2001年	**2002年**	2001年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
污水處理及污水處理廠建設	**551,126**	480,964	**386,480**	356,756
道路及收費站	**78,185**	79,663	**38,585**	40,671
海河橋項目管理	**4,547**	2,580	**3,471**	1,918
合計	**633,858**	563,207	**428,536**	399,345

股息

董事會並無宣佈派發中期股息(2001年：無)。董事會建議派付截至2002年12月31日止年度之末期股息每10股人民幣0.85元(2001年：每10股人民幣0.8元)。

股本變動情況

(1) 本公司股份變動情況表：

本報告期內本公司無送股、轉增股本或內部職工股上市的情形。公司總股本和股本結構均未發生變化。

數量單位：股

	股本變動前	本年變動增加／(減少) 配股	送股	公積金轉股	增發	其他	小計	股本變動後
一、尚未流通股份								
1.發起人股份								
其中：								
國家擁有股份	839,020,000	—	—	—	—	—	—	839,020,000
募集法人股	38,485,000	—	—	—	—	—	—	38,485,000
尚未流通股份合計	877,505,000	—	—	—	—	—	—	877,505,000
二、已上市流通股份								
1.境內上市的人民幣普通股	112,495,000	—	—	—	—	—	—	112,495,000
2.境外上市的外資普通股	340,000,000	—	—	—	—	—	—	340,000,000
已流通股份合計	452,495,000	—	—	—	—	—	—	452,495,000
三、股份總數	1,330,000,000	—	—	—	—	—	—	1,330,000,000

(2) 股票發行與上市情況：

截至二零零二年十二月三十一日為止的前三年本公司無股票發行情況。

股東情況介紹

1. 於本報告期末即2002年12月31日，本公司股東總數為31,746戶。

2. 本公司於2002年12月31日前10名最大股東持股情況：

股東名稱	年度內增減 (+/-)	年末持股數量	比例(%)	股份類別 (已流通或未流通)	質押或凍結的股份數量	股東性質
天津市政投資有限公司	0	839,020,000	63.084	未流通	0	國有股東
香港中央結算(代理人)有限公司	+54,000	334,385,000	25.142	已流通	未知	外資股東
渤海證券有限責任公司	+5,420,379	5,420,379	0.408	已流通	未知	社會公眾股
瀋陽鐵路局經濟發展總公司	0	3,500,000	0.263	未流通	未知	社會法人股
南方證券有限公司	0	2,725,000	0.205	未流通	未知	社會法人股
光大證券有限責任公司	+2,004,904	2,004,904	0.151	已流通	未知	社會公眾股
中國銀河證券有限責任公司	0	1,500,000	0.113	未流通	未知	社會法人股
裕元證券投資基金	+1,231,358	1,231,358	0.093	已流通	未知	社會公眾股
遼寧神農中草藥開發有限公司	0	1,000,000	0.075	未流通	未知	社會法人股
國泰君證	0	1,000,000	0.075	未流通	未知	社會法人股

附註：

A. 根據香港中央結算(代理人)有限公司(HKSCC NOMINEES LIMITED)提供的股東名冊，其持有之H股股份乃代表多個客戶所持有，並無任何個別客戶持有本公司總股本5%或以上之權益。

B. 天津市政投資有限公司(「天津市政」)持有本公司國有股83,902萬股，約佔總股本的63.08%，為本公司的第一大股東(「控股股東」)，本報告期內，其所持股票沒有質押或凍結的情況。

C. 前十名股東均不是本公司的戰略投資者。

D. 本公司第1名股東與第2名至第10名股東之間非關聯關係或一致行動人，第2名至第10名股東之間未知是否存在上述關係。

股東情況介紹*(續)*

3. 本公司控股股東情況介紹

控股股東名稱：	天津市政投資有限公司
法定代表人：	孫增印先生
成立日期：	1998年1月20日
註冊資本：	人民幣172,427.8萬元
經營範圍：	市政基礎設施項目的開發、建設管理；市政基礎設施的配套、開發經營；城市建設工程技術設備的引進；市政公路基礎設施招商引資、項目開發、建設管理(以上範圍內國家有專營專項規定的按規定辦理)

天津市政投資有限公司的業務受天津市市政工程局監控。天津市市政工程局是天津市政府下設的主管全市市政、公路建設和管理的一級局，現任局長為孫增印先生。業務涉及道路、公路、橋樑、排水、地下鐵路、工程設計、污水處理、房地產、服務業等多個行業。

本報告期內本公司控股股東沒有發生變化。

4. 其他持股10%(含10%)以上的法人股東情況

本報告期內本公司沒有其他持股10%(含10%)以上的法人股東。

本公司管理層和員工情況

1. 董事、監事、高級管理人員基本情況

姓名	性別	年齡	職務	任期起止日期	年初持股數	年末持股數
馬白玉	女	40	董事長、總經理	2000.12.20-2003.12.19	0	0
安品東	男	34	董事、副總經理兼財務總監	2000.12.20-2003.12.19	0	0
顧啓峰	男	36	董事、副總經理兼總工程師	2000.12.20-2003.12.19	0	0
張文輝	男	47	董事	2000.12.20-2003.12.19	0	0
王月清	男	58	董事	2000.12.20-2003.12.19	0	0
朱敏	男	48	董事	2000.12.20-2003.12.19	0	0
曾文仲	男	60	獨立董事	2000.12.20-2003.12.19	0	0
李偉斌	男	41	獨立董事	2000.12.20-2002.4.16	0	0
管維立	男	59	獨立董事	2000.12.20-2002.4.16	0	0
王翔飛	男	51	獨立董事	2002.04.16-2005.04.15	0	0
高宗澤	男	60	獨立董事	2002.04.16-2005.04.15	0	0
于瑞華	女	56	監事會主席	2000.12.20-2003.12.19	0	0
陳寶森	男	50	監事	2000.12.20-2003.12.19	0	0
史春華	男	38	監事	2000.12.20-2003.12.19	0	0
李凱建	男	50	監事	2000.12.20-2002.10.10	0	0
竇振明	男	51	監事	2000.12.20-2002.10.10	0	0
王占英	男	47	監事	2002.10.10-2005.10.09	5,000	5,000
張明起	男	45	監事	2001.09.19-2004.09.18	0	0
王暉	男	34	監事	2002.10.16-2005.10.15	0	0
羅運芳	男	54	副總經理	2000.12.20-2003.12.19	0	0
林文波	男	45	副總經理	2000.12.20-2003.12.19	0	0
朱雁伯	男	54	副總經理	2002.04.29-2005.04.28	0	0
劉文亞	男	44	副總經理	2000.12.20-2003.12.19	0	0
付亞娜	女	32	董事會秘書	2000.12.20-2003.12.19	0	0
葉沛森	男	43	董事會秘書	2000.12.20-2003.12.19	0	0

說明：(1) 監事王占英先生所持本公司股票自其任職之日起已經鎖定。其他董事、監事、高級管理人員均未曾持有本公司股份。

(2) 董事、監事、高級管理人員在股東單位任職情況：

除本公司董事長、總經理馬白玉女士兼任本公司控股股東的董事職務外，本公司董事、監事和高級管理人員均不在控股股東擔任除董事以外的任何職務。

本公司管理層和員工情況 *(續)*

2. 董事、監事、高級管理人員年度報酬情況

2002年度在本公司領取薪酬的董事、監事、高級管理人員的年度報酬依據董事服務協議、監事服務協議、本公司員工工資分配方案的有關規定。獨立董事的年度報酬由股東大會決定，於年度末一次過支付。

現任董事、監事、高級管理人員在本公司領取的年度報酬總額(包括基本工資、各項獎金、福利、補貼、住房津貼及其他津貼等)為人民幣461.5萬元，金額最高的前三名董事的報酬總額為人民幣130萬元，金額最高的前三名高級管理人員的報酬總額為人民幣130萬元。獨立董事曾文仲先生、王翔飛先生和高宗澤先生的薪酬分別為人民幣26.5萬元、人民幣15萬元及人民幣15萬元。

本公司現任董事、監事、高級管理人員共21人，在本公司領取報酬的20人，其中年度報酬數額在人民幣30萬元以上(含人民幣30萬元)的5人；年度報酬數額在人民幣20萬元(含人民幣20萬元)至人民幣30萬元的5人；年度報酬數額在人民幣20萬元以下的10人。其中監事史春華先生未有在本公司領取報酬，史先生在本公司的關聯公司—天津公路發展股份有限公司領取酬金，監事王占英先生在本公司的控股股東的股東—天津市市政工程局領取酬金。

董事及監事酬金

	2002年	2001年
	人民幣千元	*人民幣千元*
袍金	**715**	780
薪金及其他酬金	**1,780**	1,960
退休金供款	**22**	37
	2,517	2,777

付予董事及監事之酬金如下：

	數目	
	2002年	2001年
人民幣0元至人民幣1,073,000元(港幣1,000,000元)	**21**	15

上述分析表已包括本公司本年度五名最高酬金之個別人士。

本公司管理層和員工情況（續）

3. 本報告期內董事、監事、高級管理人員變動情況及原因

(1) 本公司於2002年2月28日召開的第二屆董事會第二十二次會議，通過了聘任顧啟峰先生、安品東先生兼任公司副總經理的決議。

(2) 本公司於2002年4月16日召開2001年度股東大會暨第十次股東大會。由於李偉斌先生乃是為本公司提供法律服務的香港律師事務所的合伙人，而管維立先生則連續擔任本公司獨立董事超過6年，因此，他們不宜繼續擔任本公司獨立董事，本次大會審議通過了關於同意李偉斌先生、管維立先生辭去公司獨立董事的申請，並推舉王翔飛先生、高宗澤先生任本公司獨立董事，自股東大會通過之日起，即2002年4月16日起，任期三年。

(3) 本公司於2002年4月29日召開的第二屆董事會第二十三次會議，通過了聘任朱雁伯先生為本公司副總經理的決議。

(4) 2002年10月10日本公司召開2002年度臨時股東大會。由於李凱建先生、竇振明先生未能適當履行監事職責，本次大會通過了同意辭去本公司監事職務的申請，同時選舉王占英先生出任本公司監事，自2002年10月10日起，任期三年。

(5) 2002年10月16日本公司召開職工代表大會。會議選舉王暉先生作為職工代表出任本公司監事，自2002年10月16日起，任期三年。

本公司管理層和員工情況*(續)*

4. 本公司員工情況

2002年底，本公司在職職工922人，無離退休員工，本公司員工中有各種專業職稱的人數為138人，佔員工總數的14.97%，其中高級職稱22人、中級職稱66人、初級職稱50人，本公司擁有國際企業與國際投資、環境工程、道路橋樑、工程管理等專業的高級人才，各個層次的專業結構合理。

(1) 員工的專業構成：

行政人員	96人	佔10.41%
財務人員	14人	佔1.52%
技術人員	124人	佔13.45%
污水處理廠及收費站員工	688人	佔74.62%

(2) 員工的教育程度：

研究生	8人	佔0.87%
本科	72人	佔7.81%
大中專	420人	佔45.55%
高中或以下	422人	佔45.77%

5. 購買股份或債券之安排

本公司、附屬公司、控股公司或控股公司之附屬公司並無於2002年年內任何時間參與任何安排，藉以令本公司董事、監事或高級管理人員可透過收購本公司或任何其他法人團體之股份或債券而獲益。

6. 董事、監事及高級管理人員之合約權益

本公司於2002年年底或2002年年內之任何時間內均無簽訂涉及董事、監事或高級管理人員擁有重大權益(不論直接或間接)之重要合約。

關連交易

於本報告期內，本公司有以下持續關連交易：

(1) 於2001年9月24日天津市排水公司與本公司簽訂了《北倉污水處理廠在建工程轉讓協議》、《咸陽路污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠（擴建）在建工程轉讓協議》和《在建工程收費協議》，根據上述協議，在報告期內，北倉污水處理廠在建工程、咸陽路污水處理廠在建工程及紀庄子污水處理廠（擴建）在建工程在協議期內實際完成工程工作量人民幣4.99億元，根據《污水處理（擴建）在建工程的收費協議》獲得收入人民幣18,353.6萬元。

(2) 2001年9月24日天津市政投資有限公司（「天津市政」）與本公司簽訂的《中環線東南半環海河大橋項目委托管理合同》，根據協議，報告期內完成工程量人民幣2.19億，獲得收入人民幣481.2萬元。

(3) 根據天津市政與天津市排水公司於2000年10月10日訂立的《污水處理委托協議》，天津市排水公司同意聘用天津市政處理污水，為期三十年，而價格是根據計價公式所計的價格計算。天津市排水公司為一家在中國成立的國有企業，並受天津市市政工程局的監控。該協議初步由天津市政與天津市排水公司訂立，因為在該時期污水處理業務是由天津市政擁有及經營的。在資產置換完成後，天津市政的權利及責任自動轉移予本公司，而本公司代替天津市政成為協議的訂約方。根據計價公式，處理污水的價格是按〔成本加盈利〕的方法，並與（其中包括）污水處理成本和資本投資的固定回報及獎勵金相掛鈎計算。本公司在報告期內處理污水2.1億立方米，根據與排水公司的《污水處理委托協議》獲得人民幣39,966.5萬元的污水處理服務費。

(4) 根據天津市政與天津市市政道橋建築工程公司（「道橋公司」）於2000年10月1日訂立的道路維修養護委托協議及於2000年11月24日訂立的補充協議，道橋公司向天津市政提供有關東南半環城市道路的維修及養護服務。道橋公司為一家於中國成立的公司，並受天津市市政工程局監管。該協議初步由天津市政與道橋公司訂立，因為在該時期東南半環城市道路是由天津市政擁有及經營的。在資產置換完成後，天津市政的權利及責任自動轉讓予本公司，而本公司代替天津市政成為協議的訂約方。根據協議的條款，道橋公司將按建設部不時發出的《全國市政工程設施養護維修估算指標》（建設部成[1993] 412號文）所規定費率向本公司收取費用。

關連交易（續）

(5) 報告期內，本公司與天津市第二市政公路工程有限公司（「天津二市政」）簽訂提供清理淤泥協議，涉及金額約為人民幣871萬元。由於天津二市政屬天津市市政工程局管轄，與本公司構成關聯方，上述交易即為關聯交易。此項交易詳情已於2002年8月5日於《上海證券報》、香港《文滙報》、《The Standard》公佈。

(6) 報告期內，本公司終止了與天津市政於2000年10月10日簽定的《房屋租賃協議》，並重新簽定了關於租賃天津市政位於天津市和平區貴州路45號的物業作為本公司辦公地址的《房屋租賃協議》，租金為每年人民幣105萬元。報告期內，根據上述兩份協議租金發生額為人民幣105萬元。

(7) 本公司2001年12月31日至2002年12月31日止期間發生的應付關聯方的污水處理建設成本為人民幣34,401萬元。

本公司獨立董事確認上述交易是按一般商業條款進行的。

管理合約

本公司並無於年內就本公司全部業務或其中重要部分訂立任何管理及行政合約，亦不存在任何此等合約。

固定資產

按照中國會計規則和香港會計原則編製的年內固定資產變動之詳情分別載於本年報第73頁和第74頁及第114頁至第116頁。

儲備

按照中國會計規則和香港會計原則編製的年內儲備變動之詳情分別載於本年報第81頁和第82頁及第120頁至第122頁。

僱員退休福利計劃

本公司之僱員退休福利計劃詳情分別載於本年報第66頁及第107頁。

主要供應商及客戶

以下為主要供應商及客戶應佔本集團採購額及銷售額之百分比：

	2002年	2001年
	%	%
本公司最大供應商佔採購額之百分比	**21**	45
本公司五名最大供應商佔採購額之百分比	**69**	59
本公司最大客戶佔銷售額之百分比	**60**	85
本公司五名最大客戶佔銷售額之百分比	**88**	86

本公司之董事、監事或股東概無擁有上述本集團供應商或客戶之股本權益。而本集團最大客戶天津市排水公司乃受控於天津市市政工程局。

優先購買權

根據本公司之公司章程，並無有關優先購買權之規定。

買賣或贖回本公司之股份

本報告期內，本公司或其任何附屬公司概無購買、出售及贖回任何本公司的股份。

最佳應用守則

本公司董事會於2001年7月31日批准本公司按香港聯合交易所有限公司之上市規則附錄十四之「最佳應用守則」(「最佳應用守則」)之第十四段，成立一個旨在檢討及監察本公司的財務滙報程序及內部控制的審核委員會(「審核委員會」)。審核委員會成員由董事會獨立非執行董事曾文仲先生、王翔飛先生及高宗澤先生組成。該委員會最近召開之會議乃審議本公司年內之業績。董事概無知曉任何有合理跡象顯示本公司在現時或在本期間任何時間內未有遵守最佳應用守則的資料。

訴訟或仲裁

本報告期內，本公司無重大訴訟、仲裁事項。

核數師

賬目經由中國註冊會計師普華永道中天會計師事務所有限公司及香港執業會計師羅兵咸永道會計師事務所審核。普華永道中天會計師事務所有限公司及羅兵咸永道會計師事務所依章任滿退任，但提出繼續分別受聘為本公司之國內和國際核數師。

承董事會命

馬白玉
董事長

中國　天津
2003年2月20日

1. 本報告期內監事會會議情況

本報告期內監事會共召開三次會議，主要內容如下：

(1) 2002年2月27日召開第二屆監事會第十八次會議，會議通過如下決議：

a. 本公司2001年度監事會工作報告；

b. 本公司監事會議事規則；

c. 同意本公司2001年年度報告及報告摘要；

d. 同意本公司2001年度公司財務會計報告；

e. 同意本公司2001年度財務決算報告和2002年度財務預算報告；

f. 同意本公司2001年度利潤分配預案；

g. 同意本公司2002年度利潤分配政策預計；

h. 本公司董事會和經營班子在2001年度認真履行了股東大會和董事會的各項決議，其運作符合《公司法》和本公司《章程》的有關規定；本公司董事和高級管理人員在執行職務時沒有發生違反國家法律、法規、本公司《章程》及損害本公司利益的行為；及

i. 普華永道中天會計師事務所有限公司、羅兵咸永道會計師事務所出具的無保留意見的2001年度審計報告，真實地反映了本公司的實際財務狀況和經營成果。

本次監事會會議決議公告刊登在2002年3月1日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

(2) 2002年8月1日召開第二屆監事會第十九次會議，會議審議並通過了如下決議：

a. 審議通過本公司將於中國及香港刊登有關2002年半年度報告及其摘要；及

1. **本報告期內監事會會議情況**（*續*）

b. 審議通過本公司與天津市第二市政公路工程有限公司即將簽署的《紀庄子污水處理廠乾化塘清淤工程承包合同》。由於天津市第二市政公路工程有限公司與本公司控股股東同屬於天津市市政工程局，因此本合同構成關連交易。監事認為該關連交易是按通常商業條款進行的，交易公平合理。

本次監事會會議決議公告刊登在2002年8月2日的《上海證券報》、香港《文匯報》和《The Standard》上。

(3) 2002年8月21日召開第二屆監事會第二十次會議，會議審議並通過如下決議：

a. 審議通過了經補充、修訂的《監事會議事規則》；

b. 同意李凱建、竇振明兩位監事辭去本公司監事的申請；及

c. 提請股東提名股東代表擔任的監事候選人名單，並提請臨時股東大會選舉1名監事。

同意本公司第二屆董事會第二十六次會議所做的決議；與會監事列席了該次董事會，認為該次董事會召開程序符合《公司法》和《公司章程》，會議上通過的決議公平合理。

本次監事會會議決議公告刊登在2002年8月22日的《上海證券報》、香港《文匯報》和《The Standard》上。

2. **監事會對本公司2002年度有關事項的獨立意見**

(1) 本公司依法運作情況：

本公司監事會根據國家有關法律、法規，對本公司股東大會、董事會的召開程序、決議事項、董事會對股東大會決議的執行情況、本公司高級管理人員執行職務的情況及本公司管理制度等進行了監督，認為本公司董事會2002年度的工作能嚴格按照《公司法》、《證券法》、《上市規則》、《公司章程》及其他有關法規制度進行規範運作，工作認真負責、經營決策科學合理，並進一步完善了內部管理和內部控制制度，建立了良好的內控機制；本公司董事、高級管理人員執行職務時沒有違反法律、法規、公司章程或損害本公司利益或廣大投資者利益的行為。

2. **監事會對本公司2002年度有關事項的獨立意見** *(續)*

(2) 檢查本公司財務情況：

本公司監事會對本公司的財務制度和財務狀況進行了認真、細緻的檢查，認為本公司2002年度財務報告能夠真實地反映本公司的財務狀況和經營成果。普華永道中天會計師事務所有限公司出具的審計意見和對有關事項作出的評價是客觀公正的。

(3) 報告期內，本公司無募集資金的投入使用。

(4) 報告期內，本公司於2001年9月24日與天津市排水公司簽定的收購咸陽路污水處理廠在建工程、紀庄子污水處理廠(擴建)在建工程以及北倉污水處理廠在建工程三項協議中所述的項目轉讓於2002年10月30日完成，至此本公司完成該項資產收購。資產收購的對價依據中企華評估預字(2001)第97號評估值和國內審計師審計後的釐定為準，該資產收購交易公平合理。

(5) 報告期內，本公司關連交易公平合理，未損害上市公司利益或者中小股東利益，無內幕交易行為發生。

(6) 股東大會決議執行情況：

本公司監事會成員列席了本公司董事會和股東大會會議，對本公司董事會提交股東大會審議的各項報告和提案內容，本公司監事會並無異議。本公司監事會對股東大會的決議執行情況進行了監督，認為本公司董事會能夠認真履行股東大會的有關決議。



普華永道審字(2003)第278號

天津創業環保股份有限公司全體股東：

我們接受委託，審計了貴公司和貴集團(貴公司及其子公司)2002年12月31日的資產負債表和2002年度的利潤表、利潤分配表和現金流量表。這些會計報表由貴公司負責，我們的責任是對這些會計報表發表審計意見。我們的審計是依據《中國註冊會計師獨立審計準則》進行的。在審計過程中，我們結合貴公司和貴集團的實際情況，實施了包括抽查會計記錄等我們認為必要的審計程序。

我們認為，截於第52頁至91頁的上述貴公司和貴集團會計報表符合中華人民共和國《企業會計準則》和《企業會計制度》的有關規定，在所有重大方面公允地反映了貴公司和貴集團2002年12月31日的財務狀況及2002年度的經營成果和現金流量情況，會計處理方法的選用遵循了一貫性原則。

普華永道中天 會計師事務所有限公司	周忠惠 *註冊會計師*	王笑 *註冊會計師*

中國上海

2003年2月20日

資產負債表

於2002年12月31日
（根據中國會計規則編製）

	附註	合併 於2002年 12月31日 人民幣千元	合併 於2001年 12月31日 人民幣千元	公司 於2002年 12月31日 人民幣千元	公司 於2001年 12月31日 人民幣千元
資產					
流動資產					
貨幣資金	3	**537,929**	260,468	**515,507**	208,770
應收賬款	4	**28,704**	132,312	**28,232**	132,312
其他應收款	5	**1,419**	548	**1,078**	530
預付賬款	6	**1,871**	215,140	**253**	215,026
存貨	7	**2,440**	2,514	**2,440**	2,514
流動資產合計		**572,363**	610,982	**547,510**	559,152
長期投資					
長期股權投資	8	**4,000**	4,000	**19,439**	21,018
固定資產及在建工程					
固定資產原值		1,757,717	1,754,719	**1,755,436**	1,751,406
減：累計折舊		(493,021)	(442,717)	**(492,771)**	(442,717)
固定資產淨值	9	1,264,696	1,312,002	**1,262,665**	1,308,689
在建工程	10	**915,949**	—	**825,625**	—
固定資產及在建工程合計		**2,180,645**	1,312,002	**2,088,290**	1,308,689
資產總計		**2,757,008**	1,926,984	**2,655,239**	1,888,859

後附會計報表附註為本會計報表的組成部分。

馬白玉	安品東	時振娟
公司負責人	財務負責人	製表人

資產負債表（續）

於2002年12月31日
（根據中國會計規則編製）

	附註	合併 於2002年12月31日 人民幣千元	合併 於2001年12月31日 人民幣千元	公司 於2002年12月31日 人民幣千元	公司 於2001年12月31日 人民幣千元
負債及股東權益					
流動負債					
短期借款	11	**30,000**	—	—	—
應付賬款	12	**1,862**	209	**414**	199
預收賬款	13	**89,597**	—	**89,597**	—
應付福利費		**5,753**	3,471	**5,733**	3,465
應付股利	14	**115,268**	106,400	**115,268**	106,400
應交税金	15	**21,196**	46,597	**21,191**	46,593
其他應交款		**482**	2,200	**465**	2,200
其他應付款	16	**176,523**	157,545	**174,635**	157,531
預提費用		**5,861**	4,583	**5,862**	4,583
流動負債合計		**446,542**	321,005	**413,165**	320,971
長期負債					
長期借款	17	**500,000**	—	**500,000**	—
專項應付款	18	**66,676**	36,200	—	—
長期負債合計		**566,676**	36,200	**500,000**	—
負債合計		**1,013,218**	357,205	**913,165**	320,971
少數股東權益		**1,716**	1,891	—	—
股東權益					
股本	19	**1,330,000**	1,330,000	**1,330,000**	1,330,000
資本公積	20	**69,289**	69,289	**69,289**	69,289
盈餘公積	20	**84,335**	41,250	**84,335**	41,250
其中：法定盈餘公積金		**56,223**	27,500	**56,223**	27,500
法定公益金		**28,112**	13,750	**28,112**	13,750
未分配利潤	21	**258,450**	127,349	**258,450**	127,349
股東權益合計		**1,742,074**	1,567,888	**1,742,074**	1,567,888
負債和股東權益總計		**2,757,008**	1,926,984	**2,655,239**	1,888,859

後附會計報表附註為本會計報表的組成部分。

馬白玉	安品東	時振娟
公司負責人	*財務負責人*	*製表人*

利潤表

截至2002年12月31日止年度
（根據中國會計規則編製）

	附註	合併		公司	
		2002年度	2001年度	**2002年度**	2001年度
		人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
主營業務收入	22	**670,749**	595,986	**670,749**	595,986
減：主營業務成本	22	**(146,136)**	(131,649)	**(146,136)**	(131,649)
主營業務稅金及附加	23	**(36,891)**	(32,779)	**(36,891)**	(32,779)
主營業務利潤		**487,722**	431,558	**487,722**	431,558
加：其他業務利潤		**514**	89	**10**	12
減：管理費用		**(46,047)**	(33,623)	**(43,705)**	(32,385)
財務（費用）／收入淨額	24	**(12,511)**	1,196	**(12,595)**	1,126
營業利潤		**429,678**	399,220	**431,432**	400,311
減：投資損失	25	**—**	—	**(1,579)**	(982)
加：營業外收入		**42**	317	**42**	317
減：營業外支出		**(1,184)**	(192)	**(1,184)**	(192)
利潤總額		**428,536**	399,345	**428,711**	399,454
減：所得稅	2(s)	**(141,475)**	(131,820)	**(141,475)**	(131,820)
少數股東損益		**175**	109	**—**	—
淨利潤		**287,236**	267,634	**287,236**	267,634

後附會計報表附註為本會計報表的組成部分。

馬白玉	安品東	時振娟
公司負責人	*財務負責人*	*製表人*

利潤分配表

截至2002年12月31日止年度
(根據中國會計規則編製)

		合併		公司	
	附註	**2002年度**	2001年度	**2002年度**	2001年度
		人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
淨利潤		**287,236**	267,634	**287,236**	267,634
加：年初未分配利潤		**127,349**	6,261	**127,349**	6,261
可供分配的利潤		**414,585**	273,895	**414,585**	273,895
減：提取法定盈餘公積金	20(b)	**(28,723)**	(26,764)	**(28,723)**	(26,764)
提取法定公益金	20(b)	**(14,362)**	(13,382)	**(14,362)**	(13,382)
可供股東分配的利潤		**371,500**	233,749	**371,500**	233,749
減：應付普通股股利		**(113,050)**	(106,400)	**(113,050)**	(106,400)
年末未分配利潤		**258,450**	127,349	**258,450**	127,349

後附會計報表附註為本會計報表的組成部分。

馬白玉	**安品東**	**時振娟**
公司負責人	*財務負責人*	*製表人*

現金流量表

截至2002年12月31日止年度
（根據中國會計規則編製）

	合併 **2002年度** *人民幣千元*	公司 **2002年度** *人民幣千元*
經營活動產生的現金流量		
現金流入：		
提供勞務收到的現金	704,399	703,428
收到的其他與經營活動有關的現金	52	52
現金流入小計	704,451	703,480
現金流出：		
購買商品、接受勞務支付的現金	(67,663)	(66,740)
支付給職工以及為職工支付的現金	(37,515)	(36,304)
支付的各項稅費	(206,849)	(206,836)
支付的其他與經營活動有關的現金	(33,076)	(31,923)
現金流出小計	(345,103)	(341,803)
經營活動產生的現金流量淨額	359,348	361,677
投資活動產生的現金流量		
現金流入：		
收購在建工程相關資產負債結算時所收到的現金*(附註(1a)(ii))*	354,362	354,362
收到的其他與投資活動有關的現金	2,158	2,073
現金流入小計	356,520	356,435
現金流出：		
購建固定資產、無形資產和其他長期資產所支付的現金	(373,802)	(286,294)
投資活動產生的現金流量淨額	(17,282)	70,141
籌資活動產生的現金流量		
現金流入：		
借款所收到的現金	30,000	—
收到的其他與籌資活動有關的現金	30,476	—
現金流入小計	60,476	—
現金流出：		
分配股利或利潤所支付的現金	(104,182)	(104,182)
償付利息所支付的現金	(20,899)	(20,899)
現金流出小計	(125,081)	(125,081)
籌資活動產生的現金流量淨額	(64,605)	(125,081)
現金淨增加額	277,461	306,737

後附會計報表附註為本會計報表的組成部分。

馬白玉	**安品東**	**時振娟**
公司負責人	*財務負責人*	*製表人*

截至2002年12月31日止年度
（根據中國會計規則編製）

補充資料	合併 2002年度 *人民幣千元*	公司 2002年度 *人民幣千元*
(i) 將淨利潤調節為經營活動的現金流量淨額		
淨利潤	287,236	287,236
加／（減）：		
少數股東損益	(175)	—
固定資產折舊及攤銷	50,874	50,624
固定資產報廢	1,088	1,088
利息支出	14,571	14,571
投資損失	—	1,579
存貨的減少	74	74
經營性應收項目的減少	100,327	101,205
經營性應付項目的減少	(94,647)	(94,700)
經營活動產生的現金流量淨額	359,348	361,677
(ii) 現金淨增加情況		
現金的年末餘額	537,929	515,507
減：現金的年初餘額	(260,468)	(208,770)
現金淨增加額	277,461	306,737

後附會計報表附註為本會計報表的組成部分。

馬白玉	安品東	時振娟
公司負責人	*財務負責人*	*製表人*

1 公司簡介及主要業務的經營模式

天津創業環保股份有限公司(「本公司」)是於1993年6月8日在中華人民共和國(「中國」)註冊成立的股份有限公司，本公司的主要經營業務包括污水處理及污水處理廠建設業務，道路及收費站業務和海河橋項目管理業務。本公司子公司的詳情及主要業務列示於本會計報表附註8(a)。

以下是本公司主要業務的經營模式：

(a) 污水處理及污水處理廠建設業務

(i) 污水處理業務

污水處理業務是按照於2000年10月10日簽訂的《污水處理委託協議》執行的。根據該協議，本公司東郊及紀庄子污水處理廠將按協議中訂明的計價公式釐定的價格向天津市排水公司提供污水處理服務。天津市排水公司(「排水公司」)是在中國成立的國有企業，並受天津市市政工程局(「市政局」)監控。計價公式可令污水處理業務全面彌補實際的經營成本，包括固定資產的折舊及攤銷(但不包括利息開支及外匯損益)和賺取按污水處理業務相關固定資產(定義見協議)的每月平均賬面淨值的年度平均數計算的15%回報，以及獲得節省成本或當實際處理量超過協議規定的最低處理量時的獎勵計價調整。

(ii) 污水處理廠建設業務

本公司於2001年9月24日與排水公司簽訂了《咸陽路污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠(擴建)在建工程轉讓協議》和《北倉污水處理廠在建工程轉讓協議》(「轉讓協議」)。於簽署日起，本公司開始承擔建設咸陽路污水處理廠在建工程、紀庄子污水處理廠(擴建)在建工程和北倉污水處理廠在建工程(「三個污水處理廠在建工程」)並投入建設三個污水處理廠在建工程之資金。根據該等轉讓協議，本公司除了收購該三個污水處理廠在建工程項目外，排水公司亦應將建設該三個污水處理廠在建工程而取得的相當於人民幣14.6億元的三家銀行的信貸額度在收購完成日轉入本公司。

1 公司簡介及主要業務的經營模式*(續)*

(a) 污水處理及污水處理廠建設業務*(續)*

(ii) 污水處理廠建設業務*(續)*

本公司同時於2001年9月24日與排水公司簽訂了《污水處理(擴建)在建工程收費協議》(「建設收費協議」)。根據該協議，在上述三個污水處理廠在建工程建設期間，排水公司同意支付而本公司同意收取建設費用，作為鼓勵本公司承擔建設該三個污水處理廠在建工程之報酬。建設收費總額為每座污水處理廠在建設期間(從2001年9月24日起至污水處理廠完成投入使用止)各年度／期間的估計所需建設成本簡單平均數的23.7%之總和。據此計算，本公司就建設該三個污水處理廠在建工程項目可收取之建設費用總額約為人民幣11.7億元。按照建設收費協議，排水公司應每月根據本公司編撰的有關各項目當月之估計完成百分比向本公司預支建設費用，然後在每季度結束時，根據獨立測量師或工程師對已完成工程量之核定作出相應調整。同時，根據該協議，該三個污水處理廠在建工程投入經營後，本公司和排水公司的權利義務關係將按照《污水處理委託協議》執行。

1 公司簡介及主要業務的經營模式*（續）*

(a) 污水處理及污水處理廠建設業務*（續）*

(ii) 污水處理廠建設業務*（續）*

目前，本公司已取得三家銀行其中一家的約人民幣7.4億元的銀行信貸額度，其餘兩家銀行的相當於人民幣7.2億元的銀行信貸額度的轉移尚在積極辦理中。根據本公司律師的意見，上述未完成的銀行信貸額度的轉移對在建工程轉讓並不構成實質性影響，排水公司其後對此亦作出了書面確認。因此，本公司於2002年10月30日公告已完成對該三個污水處理廠在建工程的收購。為了便於雙方的財務處理，雙方決定以2002年12月31日為該三個污水處理廠在建工程的資產及負債移交清算日，並且按以下數據於當天進行結算。

	人民幣千元
資產：	
－本公司收到排水公司轉來銀行存款	(354,362)
－本公司支付排水公司截止2001年9月24日三個污水處理廠在建工程之代價	(137,892)
－其他相關資產	(679)
本公司應付排水公司移交資產金額	(492,933)
負債：	
本公司接收排水公司轉來的銀行借款	500,000
本公司於三個污水處理廠在建工程相關資產及負債移交完成時應收排水公司淨額	**7,067**
本公司應收排水公司的三個污水處理廠在建工程建設費餘額	71,401
本公司應付排水公司之墊付建設工程款的餘額	(273,630)
本公司於收購完成前應付排水公司款項淨額	**(202,229)**
排水公司應預付本公司10%的建設費用總額的餘下尚未預付部分	**89,597**
本公司應付排水公司淨額	**(105,565)**

1 公司簡介及主要業務的經營模式*(續)*

(a) 污水處理及污水處理廠建設業務*(續)*

(ii) 污水處理廠建設業務*(續)*

此外,排水公司同意將積極協助本公司辦理其餘兩家銀行貸款的主體由排水公司變更為本公司的餘下手續。同時,排水公司保證該等貸款或同等/類似條件的貸款最終能夠轉入本公司以使本公司能夠如期完成該三個污水處理廠在建工程的建設。

上述三個污水處理廠建設工程項目的情況如下:

	咸陽路污水處理廠建設項目	紀庄子污水處理廠擴建項目	北倉污水處理廠建設項目
位置	中國天津	中國天津	中國天津
建成後的每天處理量(萬立方米)	45	28	10
預計完工日期	2004年末	2003年末	2005年末
預計自2001年9月24日起至污水處理廠完成建設並投入使用止需投入的建設成本(人民幣億元)	11.34	9.78	3.66
預計建設收費(人民幣億元)	5.89	3.17	2.64
已完成工程量百分比(扣除收購價)			
一於2001年12月31日	6.0%	14.4%	3.8%
一於2002年12月31日	19.7%	45.1%	6.1%
已確認建設收費(人民幣億元)			
一於2001年12月31日	0.35	0.46	0.10
一於2002年12月31日	1.16	1.43	0.16

(b) 道路及收費站業務

本公司擁有於天津城市道路及入城的公路交界設立收費站的權利,並可於該等收費站向進入天津城市的所有汽車(於天津登記或根據有關中國法規及規例獲豁免支付路費的車輛除外)收取路費,期限至2029年2月28日止。

1 公司簡介及主要業務的經營模式*（續）*

(c) 海河橋項目管理業務

本公司於2001年9月24日與天津市政投資有限公司（「控股股東」）簽訂了《中環線東南半環海河大橋項目委託管理合同》。控股股東目前擁有該海河橋項目，根據該管理合同，本公司將向控股股東提供有關建造該海河橋之項目管理服務，並於海河橋建設期間收取總計人民幣10,650,000元的約定管理費用。預計海河橋將於2003年初建成。

本公司將於海河橋建設期間按照海河橋完工百分比每月收取管理費。海河橋在個別期間／年度已完成進度百分比乃根據有資格的獨立測量師或工程師所發出之證書而釐定。該管理合同亦規定，倘若海河橋之實際建設成本低於或超出若干預算數額，則本公司將於完成建設海河橋時獲得若干獎金或接受若干罰款。

2 會計政策、會計估計和合併會計報表的編製方法

(a) 會計報表的編製基準

本會計報表按照中華人民共和國財政部發布的《企業會計準則》和《企業會計制度》的有關規定編製。

(b) 會計年度

會計年度自公曆1月1日至12月31日止。

(c) 記賬本位幣

以人民幣為記賬本位幣。本會計報表的編製金額單位為人民幣千元。

(d) 記賬基礎和計價原則

以權責發生制為記賬基礎。除特別説明外，資產於取得時按實際成本入賬；如以後發生資產減值，則計提相應的資產減值準備。

2 會計政策、會計估計和合併會計報表的編製方法(續)

(e) 現金

列示於現金流量表中的現金是指庫存現金及可隨時用於支付的銀行存款。

(f) 應收款項及壞賬準備

應收款項指應收賬款及其他應收款。

本集團對可能發生的壞賬損失採用備抵法核算。

壞賬準備在對應收款項的回收可能性作出具體評估後計提。對於有確鑿證據表明應收款項確實無法收回時，如債務單位已撤消、破產、資不抵債、現金流量嚴重不足等，確認為壞賬，並沖銷已提取的相應壞賬準備。

(g) 存貨

存貨包括原材料、零部件及低值易耗品。

原材料按成本與可變現淨值孰低計價。零部件及低值易耗品按成本減陳舊庫存準備列賬。存貨的發出按加權平均成本核算。

(h) 長期股權投資

長期股權投資為準備持有超過一年的股權投資。

長期股權投資的成本按投資時實際支付的價款入賬。本集團對被投資企業的投資佔該企業有表決權資本總額的20%或以上、或雖投資不足20%但對其財務和經營決策有重大影響的，採用權益法核算；對被投資企業的投資佔該企業有表決權資本總額的20%以下、或對被投資企業的投資雖佔該企業有表決權資本總額20%或以上但對其財務和經營決策不具有重大影響的，採用成本法核算。

在母公司的會計報表中，對子公司的投資採用權益法核算。子公司指本公司直接或間接擁有其50%以上的表決權資本，具有決定其財務和經營政策權力，並能據此從其經營活動中獲取利益的企業。

2 會計政策、會計估計和合併會計報表的編製方法 *(續)*

(h) 長期股權投資 *(續)*

長期股權投資由於市價持續下跌或被投資企業經營狀況惡化等原因導致其可收回金額低於賬面價值，並且這種降低的價值在可預計的未來期間內不可能恢復，按可收回金額低於長期股權投資賬面價值的差額，計提長期股權投資減值準備。

(i) 固定資產計價和折舊

固定資產是按成本減累計折舊／攤銷及累計減值虧損列賬。

土地使用權的攤銷(不包括與道路及收費站業務有關的土地使用權的攤銷)是按照土地使用權50年期以直綫法攤銷其成本計算。

道路的折舊及有關道路及收費站業務的土地使用權攤銷是按照交通流量法計提。根據此種方法，折舊和攤銷乃按有關期間的實際交通流量佔該道路獲授經營權利30年期間的預計交通總流量的比例計提。道路及收費站業務的經營單位會在有關道路的營運期間對預計交通總流量作定期審查。假如認為合適，將會進行獨立專業交通流量研究。倘若預計交通總流量出現重大變動，則將會作出適當的調整。

房屋及建築物的折舊是根據有關租賃期或道路及收費站的剩餘經營權利期限或其預計的可使用期限(以較短者為準)按直綫法攤銷其成本計算。折舊所採納的期限介於10至50年不等。

其他有形固定資產以直線法按其成本減去預計殘值後在估計的可使用年限內平均計提。估計可使用期限如下：

廠房及機器設備	10至30年
運輸車輛及其他	5至40年

恢復固定資產至其正常運作能力所發生的主要費用計入利潤表中。改善固定資產的有關開支則被資本化，並按其估計可使用期限攤銷。

2 會計政策、會計估計和合併會計報表的編製方法*(續)*

(i) 固定資產計價和折舊*(續)*

在每年結算日,均須研究內外資訊以評估固定資產是否出現減值。如有跡象顯示資產出現減值,則估計資產之可收回價值,及(如適用)將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在利潤表入賬。

出售固定資產的收入或虧損是指銷售所得款項淨額與有關資產的賬面值之間的差額,並於利潤表入賬。

(j) 在建工程

在建工程指正在興建中或安裝中的資本性資產,以實際發生的支出作為工程成本入賬。成本的計價包括建築費用及其他直接費用、機器設備原價、安裝費用,還包括在達到預定可使用狀態之前為在建工程項目專門借款並實際用於該項目所發生的借款費用。在建工程在達到預定可使用狀態時轉入固定資產。

在每年結算日,均須研究內外資訊以評估在建工程是否出現減值。如有跡象顯示資產出現減值,則估計資產之可收回價值,及(如適用)將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在利潤表入賬。

(k) 借款費用

為購建固定資產而發生專門借款所產生的利息、輔助費用及外幣滙兑差額等借款費用,在資產支出及借款費用已經發生、並且為使資產達到預定可使用狀態所必要的購建活動已經開始時,開始資本化,計入該資產的成本。當購建的固定資產達到預定可使用狀態時停止資本化,以後發生的借款費用計入當期損益。

2 會計政策、會計估計和合併會計報表的編製方法 *(續)*

(k) 借款費用 *(續)*

借款費用中的每期利息費用，按當期購建固定資產累計支出加權平均數與相關借款的加權平均利率，在不超過當期專門借款實際發生的利息費用的範圍內，確定資本化金額。外幣專門借款的滙兑差額和重大的專門借款輔助費用等借款費用按實際發生額確認為資本化金額。

其他借款發生的借款費用，於發生時確認為當期財務費用。

(l) 維修及保養費用

維修及保養費用按其實際發生額計入利潤表。

(m) 研究及開發費用

研究及開發費用按其實際發生額計入利潤表。

(n) 退休福利

本集團參與天津市政府退休統籌基金計劃，該計劃規定本集團每年按現有僱員薪金的20%提撥作為供款。根據該計劃本集團現有在職與退休僱員的退休福利由該統籌基金承擔。本集團的供款於發生時計入利潤表。

(o) 遞延税項

遞延税項依據負債法，對為税務申報計算的利潤與會計報表列示的利潤因確認時間不同引起的差異，倘預期於可預見的未來需支付該負債或可收取該資產，則按當期税率計算。

2 會計政策、會計估計和合併會計報表的編製方法 *(續)*

(p) 經營租賃

所有收益和風險都由出租方承擔的租賃為經營租賃。租賃支出在租賃期間以直綫法計入當期利潤表。

(q) 外幣交易

外幣交易按交易日中國人民銀行公佈的滙率換算為人民幣。於會計報表結算日以外幣為單位的貨幣性資產及負債按當日中國人民銀行公佈的滙率換算為人民幣。

除了和固定資產購建期間因專門外幣資金借貸相關的滙兑損益將資本化外，所有滙兑損益均在利潤表中處理。

(r) 收入確認原則

(1) 污水處理服務收入於提供服務時確認。污水處理廠建設費收入按照污水處理廠建設期間的完工百分比確認。完工百分比乃根據獨立測量師或工程師所發出之證書而釐定。

(2) 公路收費收入於收取時確認。

(3) 海河橋項目管理費收入於海河橋建設期間按照完工百分比確認。完工百分比乃根據獨立測量師或工程師所發出之證書而釐定。

(4) 利息收入按存款已存入的期間和實際利率計算。

2 會計政策、會計估計和合併會計報表的編製方法 *(續)*

(s) 稅項

(1) 所得稅

所得稅的會計處理方法為納稅影響會計法中的負債法，稅率為33%。

(2) 營業稅

按業務收入的5%計提營業稅。

(3) 政府附加稅

政府附加稅包括城建稅及教育費附加，分別按營業稅額的7%及3%計提。

(t) 關聯方

關聯方指受天津市政局監控的國有企業或其他公司(詳見附註27)。

(u) 合併會計報表的編製方法

合併會計報表包括本公司及納入合併範圍的子公司的會計報表，根據中華人民共和國財政部財會字(1995)11號文《關於印發合併會計報表的暫行規定》及相關規定編製。

從取得子公司實際控制權之日起，本公司開始將其相應期間的收入、成本、利潤納入合併；從喪失實際控制權之日起停止合併。本公司和納入合併範圍的子公司之間所有重大往來餘額及交易在合併會計報表編製時已予以抵銷。在合併會計報表中，少數股東權益指納入合併範圍的子公司的所有者權益中不屬於本集團所擁有的部分。

當納入合併範圍的子公司與本公司採用的會計政策不一致，且由此產生的差異對合併報表影響較大時，按本公司執行的會計政策予以調整。

3 貨幣資金

	合併		公司	
	於2002年 12月31日	於2001年 12月31日	**於2002年 12月31日**	於2001年 12月31日
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
現金	**11**	12	**10**	12
銀行存款	**537,918**	260,456	**515,497**	208,758
合計	**537,929**	260,468	**515,507**	208,770

4 應收賬款

	合併		公司	
	於2002年 12月31日	於2001年 12月31日	**於2002年 12月31日**	於2001年 12月31日
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應收賬款賬齡及相應的壞賬準備分析如下：				
1年以內	**28,704**	132,312	**28,232**	132,312
減：壞賬準備	**—**	—	**—**	—
應收賬款淨值	**28,704**	132,312	**28,232**	132,312
應收賬款明細如下：				
應收排水公司				
一污水處理收入 *(附註1(a)(i))*	**27,201**	44,719	**27,201**	44,719
一污水處理廠建設費收入 *(附註1(a)(ii))*	**—**	84,864	**—**	84,864
應收控股股東海河橋項目管理收入 *(附註1(c))*	**1,031**	2,729	**1,031**	2,729
其他	**472**	—	**—**	—
合計	**28,704**	132,312	**28,232**	132,312

上述應收賬款主要為關聯方欠款，且賬齡均不超過一年，故未計提壞賬準備。除應收控股股東海河橋項目管理收入外，年末應收賬款中無持有本公司5%(含5%)以上表決權股份的股東的欠款。

5 其他應收款

	合併		公司	
	於2002年 12月31日 *人民幣千元*	於2001年 12月31日 *人民幣千元*	**於2002年 12月31日** *人民幣千元*	於2001年 12月31日 *人民幣千元*
其他應收款賬齡及相應的壞賬準備分析如下：				
1年以內	**1,419**	548	**1,078**	530
減：壞賬準備	**—**	—	**—**	—
其他應收款淨值	**1,419**	548	**1,078**	530

年末其他應收款中無持有本公司5%(含5%)以上表決權股份的股東的欠款。

6 預付賬款

	合併		公司	
	於2002年 12月31日 *人民幣千元*	於2001年 12月31日 *人民幣千元*	**於2002年 12月31日** *人民幣千元*	於2001年 12月31日 *人民幣千元*
自2001年9月24日起已發生的污水處理廠建設成本 *(附註1(a)(ii))*	**—**	238,926	**—**	238,926
減：天津市排水公司墊支工程款	**—**	(23,196)	**—**	(23,196)
天津市排水公司墊支本公司其他費用	**—**	(704)	**—**	(704)
其他	**1,871**	114	**253**	—
合計	**1,871**	215,140	**253**	215,026

上述預付賬款賬齡均不超過一年，故未計提壞賬準備。於2002年末，由於收購污水處理廠在建工程已經完成，已發生的污水處理廠成本已轉入在建工程賬目(附註1(a)(ii))。

年末預付賬款中無預付持有本公司5%(含5%)以上表決權股份的股東的款項。

7 存貨

	合併及公司			
	於2002年12月31日		於2001年12月31日	
	金額	跌價準備	金額	跌價準備
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
原材料	**2,022**	**—**	2,230	—
零部件和低值易耗品	**418**	**—**	284	—
合計	**2,440**	**—**	2,514	—

8 長期股權投資

	合併		公司	
	於2002年12月31日	於2001年12月31日	於2002年12月31日	於2001年12月31日
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
子公司投資(*註釋(a)*)	**—**	—	**15,439**	17,018
其他長期股權投資(*註釋(b)*)	**4,000**	4,000	**4,000**	4,000
淨值	**4,000**	4,000	**19,439**	21,018

8 長期股權投資*(續)*

(a) 子公司投資

公司名稱	註冊資本	所佔權益 直接	所佔權益 間接	主要業務	註冊及經營地	公司類型
	人民幣千元	*百分比*	*百分比*			
天津中水有限責任公司	20,000	90%	—	中水生產、中水設施開發建設及中水技術諮詢	中國天津市	有限責任公司

(b) 其他長期股權投資

被投資公司名稱	合併及公司 佔被投資公司註冊資本比例	合併及公司 股權成本
	百分比	*人民幣千元*
天津市寶通輕集料有限公司(本公司對其無重大影響力)	20%	2,000
天津北方人才港股份有限公司	6.1%	2,000
減:長期股權投資減值準備		—
淨額		4,000

9 固定資產及累計折舊／攤銷

	土地使用權	道路	合併 房屋及 建築物	廠房及 機器設備	運輸車輛 及其他	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值						
2002年1月1日餘額	651,085	185,418	656,897	209,456	51,863	1,754,719
本年增加	13	—	—	2,564	5,202	7,779
本年減少	—	—	(1,020)	(109)	(529)	(1,658)
本年轉至在建工程	—	—	—	(3,123)	—	(3,123)
2002年12月31日餘額	651,098	185,418	655,877	208,788	56,536	1,757,717
累計折舊／攤銷						
2002年1月1日餘額	27,743	29,074	244,430	115,962	25,508	442,717
本年增加	14,598	5,978	15,113	10,224	4,961	50,874
本年減少	—	—	(132)	(64)	(374)	(570)
2002年12月31日餘額	42,341	35,052	259,411	126,122	30,095	493,021
淨值						
2002年12月31日餘額	608,757	150,366	396,466	82,666	26,441	1,264,696
2001年12月31日餘額	623,342	156,344	412,467	93,494	26,355	1,312,002

9 固定資產及累計折舊/攤銷 *(續)*

	公司					
	土地使用權	道路	房屋及建築物	廠房及機器設備	運輸車輛及其他	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值						
2002年1月1日餘額	651,085	185,418	656,897	207,836	50,170	1,751,406
本年增加	13	—	—	1,061	4,614	5,688
本年減少	—	—	(1,020)	(109)	(529)	(1,658)
2002年12月31日餘額	651,098	185,418	655,877	208,788	54,255	1,755,436
累計折舊/攤銷						
2002年1月1日餘額	27,743	29,074	244,430	115,962	25,508	442,717
本年增加	14,598	5,978	15,113	10,224	4,711	50,624
本年減少	—	—	(132)	(64)	(374)	(570)
2002年12月31日餘額	42,341	35,052	259,411	126,122	29,845	492,771
淨值						
2002年12月31日餘額	608,757	150,366	396,466	82,666	24,410	1,262,665
2001年12月31日餘額	623,342	156,344	412,467	91,874	24,662	1,308,689

本集團的所有土地、道路、房屋及建築物和廠房均位於中國境內。

10 在建工程

工程項目名稱	預算數(包括收購價) 人民幣千元	於2002年1月1日 人民幣千元	本年增加 人民幣千元	於2002年12月31日 人民幣千元	資金來源	工程投入佔預算的比例
咸陽路污水處理廠建設項目	1,190,121	—	281,677	281,677	自籌及銀行貸款	23.67%
紀庄子污水處理廠擴建項目	1,054,722	—	518,147	518,147	自籌及銀行貸款	49.13%
北倉污水處理廠建設項目	366,270	—	25,801	25,801	自籌及銀行貸款	7.04%
在建工程合計(公司)	2,611,113	—	825,625	825,625		
紀庄子污水回用工程	114,500	—	90,324	90,324	自籌及專項貸款	73.89%
在建工程合計(合併)	2,725,613	—	915,949	915,949		
其中:借款費用資本化金額(公司及合併)				6,328		

10 在建工程 *（續）*

本公司三個污水處理廠在建工程增加包括以下數額：

		人民幣千元
(1)	自2001年9月24日（在建工程轉讓協議簽署日）至2002年12月31日（在建工程的資產及負債移交清算日）發生的污水處理廠建設費用（原記在預付賬款賬目，於收購完成時轉入）	687,733
(2)	按轉讓協議規定收購三個污水處理廠在建工程於2001年9月24日之代價 *（附註1(a)(ii)）*	137,892
		825,625

11 短期借款

	合併		公司	
	於2002年 12月31日 人民幣千元	於2001年 12月31日 人民幣千元	**於2002年 12月31日 人民幣千元**	於2001年 12月31日 人民幣千元
銀行借款	**30,000**	—	—	—

上述短期借款是本集團子公司從上海浦東發展銀行獲得，由本公司控股股東提供保證擔保，年利率為5.76%。

12 應付賬款

年末應付賬款中無應付持有本公司5%（含5%）以上表決權股份的股東的款項。

13 預收賬款

按建設收費協議(附註1(a)(ii))規定，排水公司應向本公司預付三個污水處理廠在建工程建設費總金額的10%計人民幣117,052,000元；同時，本公司各期間／年度向排水公司收取的建設費收入中的10%部分應沖抵該預付款。年末預收賬款為該預付款的剩餘尚未沖抵金額(已沖抵自2001年9月24日至2002年12月31日止已在本公司賬目上累計確認的建設費收入的10%，人民幣27,455,000元)。

年末預收賬款中無預收持有本公司5%(含5%)以上表決權股份的股東的款項。

14 應付股利

根據2003年2月20日本公司第2屆董事會第29次會議決定，本公司以截至2002年12月31日止之總股本1,330,000,000股為基數，每10股擬派發現金紅利人民幣8角5分(含稅)予股東，共計人民幣113,050,000元(2001年：每10股擬派發現金紅利人民幣8角(含稅)予股東，共計人民幣106,400,000元)。該項利潤分配有待於2003年舉行之股東大會審議通過。此外，於本年末有人民幣2,218,000元為尚未支付給部分境內法人股之2001年股利。

15 應交稅金

	合併		公司	
	於2002年 12月31日	於2001年 12月31日	**於2002年 12月31日**	於2001年 12月31日
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應交所得稅	**9,225**	26,594	**9,225**	26,594
應交營業稅及其他	**11,971**	20,003	**11,966**	19,999
合計	**21,196**	46,597	**21,191**	46,593

16 其他應付款

	合併		公司	
	於2002年 12月31日 *人民幣千元*	於2001年 12月31日 *人民幣千元*	**於2002年 12月31日 *人民幣千元***	於2001年 12月31日 *人民幣千元*
應付控股股東 *(註釋(a))*	**4,737**	17,696	**4,737**	17,696
應付建設成本 *(註釋(b))*	**62,240**	135,730	**60,352**	135,730
應付排水公司 *(註釋(c))*	**105,565**	—	**105,565**	—
其他	**3,981**	4,119	**3,981**	4,105
合計	**176,523**	157,545	**174,635**	157,531

(a) 應付控股股東款項無抵押、不計息且無具體還款期限。除此之外，年末其他應付款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

(b) 應付建設成本為本公司建設污水處理廠所發生的建設成本但尚未支付予建設商之金額(附註1(a)(ii))，其中有人民幣22,781,000元(2001年末：人民幣99,396,000元)為應付關聯方之金額。

(c) 應付排水公司是由於本公司收購排水公司三個污水處理廠在建工程，按2002年12月31日的各項餘額結算後而產生的淨額(附註1(a)(ii))。該金額不計息且無固定的還款期。

17 長期借款

長期借款是從國家開發銀行獲得，隨本公司收購排水公司三個污水處理廠在建工程而同時轉入本公司。該長期借款的信貸額度為人民幣7.4億元，由天津市政局提供保證擔保及以天津市政局擁有業務中的部分收費權作為質押擔保。該長期借款利率依據中國人民銀行頒佈的長期借款利率而決定，現時利率為5.76%，長期借款需從2004年至2011年分期償還，具體還款期如下：

	合併		公司	
	於2002年 12月31日	於2001年 12月31日	**於2002年 12月31日**	於2001年 12月31日
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
一年以內支付	**—**	—	**—**	—
第二年內支付	**50,000**	—	**50,000**	—
第三年至第五年內支付	**243,000**	—	**243,000**	—
五年以後支付	**207,000**	—	**207,000**	—
合計	**500,000**	—	**500,000**	—

同時，本公司於2002年11月獲得中國光大銀行天津分行同意給予本公司人民幣7億元長期借款的授信額度，期限為9年，年利率為5.76%，擬在本公司資金短缺時，用於三個污水處理廠在建工程項目的建設。此借款事項將交予本公司股東大會審批。

18 專項應付款

專項應付款包括人民幣36,000,000元(2001年末：人民幣36,000,000元)和人民幣30,000,000元(2001年末：無)之專項資金，分別為本公司之子公司天津中水有限責任公司按照天津市發展計劃委員會《轉發國家計委關於下達2001年城市污水回用試點項目中央預算內專項資金投資計劃的通知》和《國家計委關於下達2002年缺水城市供水和水源工程(含污水回用示範工程)國家預算內專項資金計劃的通知》規定從市政局獲得，並用於天津市紀庄子污水回用工程建設。其餘的專項應付款為該子公司從天津市市政府其他部門獲得。以上專項應付款於本年度不計息並只需在具體項目完成後(估計超過一年)才與貸款方商議還款日期和方法。

19 股本

	公司	
	於2002年 12月31日	於2001年 12月31日
	人民幣千元	*人民幣千元*
公司註冊股本		
每股面值為人民幣1元之		
A股(990,000,000股)	**990,000**	990,000
H股(340,000,000股)	**340,000**	340,000
合計	**1,330,000**	1,330,000
已發行及繳足股本		
(1) 每股面值為人民幣1元之A股		
尚未流通股份		
國家股(839,020,000股)	**839,020**	839,020
境內法人股(38,485,000股)	**38,485**	38,485
已流通股份		
社會公眾股(112,495,000股)	**112,495**	112,495
小計	**990,000**	990,000
(2) 每股面值為人民幣1元之H股		
已流通境外外資股份		
社會公眾股(340,000,000股)	**340,000**	340,000
合計	**1,330,000**	1,330,000

所有A股及H股在各方面均享有同等權益。

20 資本公積及盈餘公積

	資本公積	合併及公司 法定盈餘 公積金	法定公益金
	(註釋(a))	*(註釋(b))*	*(註釋(b))*
	人民幣千元	*人民幣千元*	*人民幣千元*
2002年1月1日餘額	69,289	27,500	13,750
由利潤分配轉入			
一提取法定盈餘公積金 *(註釋(b))*	—	28,723	—
一提取法定公益金 *(註釋(b))*	—	—	14,362
2002年12月31日餘額	69,289	56,223	28,112

(a) 資本公積

資本公積年末餘額由以下部分組成：

	合併及公司 於2002年 12月31日	於2001年 12月31日
	人民幣千元	*人民幣千元*
股本溢價	**69,289**	69,289

資本公積金可用於彌補以前年度虧損或增加股本。

(b) 盈餘公積

盈餘公積包含法定盈餘公積金和法定公益金。

根據本公司章程，應按中國會計制度計算的淨利潤的10%計提法定盈餘公積金(直至此項公積金結餘達註冊資本的50%為止)，及淨利潤的5-10%計提法定公益金。此等金額須在派發股息之前計提。

本公司董事會決定本年度按中國會計制度計算的淨利潤的10%及5%分別計提了法定盈餘公積金人民幣28,723,000元(2001年：人民幣26,764,000元)和法定公益金人民幣14,362,000元(2001年：人民幣13,382,000元)。

20 資本公積及盈餘公積 *(續)*

(b) 盈餘公積 *(續)*

法定盈餘公積金限於下列用途：

(1) 彌補虧損；

(2) 擴充本公司生產設備；或

(3) 轉為股本。

如經本公司股東在股東大會通過決議將法定盈餘公積金轉為股本，所留存的該項法定盈餘公積金數額須不低於註冊資本的25%。

法定公益金限於下列用途：

法定公益金只可用於公司職工的集體福利，且屬於股東權益的一部分，在清算前不作分配。

21 未分配利潤

	合併及公司
	人民幣千元
2002年1月1日餘額	127,349
加：本年淨利潤	287,236
減：提取法定盈餘公積金	(28,723)
提取法定公益金	(14,362)
董事會提議分派的現金股利	(113,050)
2002年12月31日餘額	258,450

22 主營業務收入及分業務資料

(a) 主營業務收入

	合併 2002年度 人民幣千元	合併 2001年度 人民幣千元
污水處理收入	399,665	417,944
污水處理廠建設費收入	183,536	91,013
小計	583,201	508,957
路費收入	82,736	84,299
海河橋項目管理費收入	4,812	2,730
	670,749	595,986

(b) 分業務資料

	污水處理及污水處理廠建設 2002年度 人民幣千元	道路及收費站 2002年度 人民幣千元	海河橋項目管理 2002年度 人民幣千元	合併 2002年度 人民幣千元
主營業務收入	583,201	82,736	4,812	670,749
主營業務成本	(112,150)	(32,910)	(1,076)	(146,136)
主營業務稅金及附加	(32,075)	(4,551)	(265)	(36,891)
主營業務利潤	438,976	45,275	3,471	487,722
減:管理費用	(38,399)	(7,648)	—	(46,047)
加:財務(費用)/收入淨額	(14,461)	1,950	—	(12,511)
其他	364	(992)	—	(628)
利潤總額	386,480	38,585	3,471	428,536
減:所得稅	(127,597)	(12,733)	(1,145)	(141,475)
淨利潤-少數股東損益以前	258,883	25,852	2,326	287,061
少數股東損益	175	—	—	175
淨利潤	259,058	25,852	2,326	287,236

22 主營業務收入及分業務資料(續)

(b) 分業務資料(續)

	污水處理及污水處理廠建設 2001年度 人民幣千元	道路及收費站 2001年度 人民幣千元	海河橋項目管理 2001年度 人民幣千元	合併 2001年度 人民幣千元
主營業務收入	508,957	84,299	2,730	595,986
主營業務成本	(96,543)	(34,445)	(661)	(131,649)
主營業務稅金及附加	(27,993)	(4,636)	(150)	(32,779)
主營業務利潤	384,421	45,218	1,919	431,558
減:管理費用	(27,654)	(5,968)	(1)	(33,623)
加:財務收入淨額	93	1,103	—	1,196
其他	(104)	318	—	214
利潤總額	356,756	40,671	1,918	399,345
減:所得稅	(118,090)	(13,097)	(633)	(131,820)
淨利潤一少數股東損益以前	238,666	27,574	1,285	267,525
少數股東損益	109	—	—	109
淨利潤	238,775	27,574	1,285	267,634

23 主營業務稅金及附加

	合併		公司	
	2002年度	2001年度	**2002年度**	2001年度
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
營業稅金	**33,537**	29,799	**33,537**	29,799
城建稅	**2,348**	2,086	**2,348**	2,086
教育費附加	**1,006**	894	**1,006**	894
合計	**36,891**	32,779	**36,891**	32,779

24 財務(費用)／收入淨額

	合併		公司	
	2002年度	2001年度	**2002年度**	2001年度
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
利息支出	**(20,899)**	—	**(20,899)**	—
減:資本化利息	**6,328**	—	**6,328**	—
利息支出淨額	**(14,571)**	—	**(14,571)**	—
減:利息收入	**2,158**	1,208	**2,073**	1,138
其他	**(98)**	(12)	**(97)**	(12)
	(12,511)	1,196	**(12,595)**	1,126

25 投資損失

	合併		公司	
	2002年度	2001年度	**2002年度**	2001年度
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
按權益法 應佔子公司淨虧損	**—**	—	**(1,579)**	(982)

26 承擔事項

(a) 資本承擔

	合併		公司	
	於2002年 12月31日	於2001年 12月31日	**於2002年 12月31日**	於2001年 12月31日
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
已簽約但未撥備*(註釋(i))*	**146,710**	137,892	**134,968**	137,892
已批准但未簽約*(註釋(ii))*	**1,662,955**	2,398,694	**1,650,520**	2,284,194
	1,809,665	2,536,586	**1,785,488**	2,422,086

26 承擔事項 *(續)*

(a) 資本承擔 *(續)*

註釋：

(i) 本年末合併金額為本公司之污水處理廠在建工程(附註1(a)(ii))的資本承擔人民幣134,968,000元，及本公司之子公司天津中水有限責任公司就天津市紀庄子污水回用工程的資本承擔人民幣11,742,000元。

(ii) 本年末合併金額為本公司自2003年1月1日起至完成建設現有污水處理廠在建項目的預計資本承擔人民幣1,650,520,000元，及本公司之子公司天津中水有限責任公司就天津市紀庄子污水回用工程的資本承擔人民幣12,435,000元。

此外，於年末後2003年2月20日，本公司董事會通過以預計總價不超過人民幣1億元購買一幢位於天津市內的辦公樓作自用及出租用途。

(b) 經營租賃承擔

本公司向控股股東租用辦公室並簽訂了不可撤銷的經營租賃合同。根據合同，於2002年12月31日，本公司需於未來支付之最低租賃費用總額如下：

	合併		公司	
	於2002年 12月31日	於2001年 12月31日	**於2002年 12月31日**	於2001年 12月31日
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
一年以內支付	**1,050**	450	**1,050**	450
第二年至第五年內支付	**3,000**	1,800	**3,000**	1,800
五年以後支付	**6,075**	6,300	**6,075**	6,300
	10,125	8,550	**10,125**	8,550

27 關聯方關係

(a) 存在控制關係的關聯方

關聯方名稱：	天津市政投資有限公司	天津市市政工程局	天津中水有限責任公司
註冊地點：	中國天津	中國天津	中國天津
主要業務：	市政基礎設施的開發建設及經營管理	主管天津市市政、公路的建設和管理	中水的生產銷售及中水設施的開發建設
與本公司關係：	控股股東	業務受其監控	本公司之控股子公司
經濟性質：	有限公司	國家機關	有限公司
法定代表人：	孫增印	孫增印	張文輝

(b) 存在控制關係的關聯方的註冊資本及其變化

企業名稱	於2002年1月1日 人民幣千元	本年增加 人民幣千元	於2002年12月31日 人民幣千元
天津市政投資有限公司	1,724,278	—	1,724,278
天津中水有限責任公司	20,000	—	20,000

(c) 存在控制關係的關聯方所持本公司股份或權益及其變化

企業名稱	於2002年1月1日		本年增加		於2002年12月31日	
	人民幣千元	*百分比*	*人民幣千元*	*百分比*	*人民幣千元*	*百分比*
天津市政投資有限公司	839,020	63.08	—	—	839,020	63.08

27 關聯方關係 *(續)*

(d) 不存在控制關係的主要關聯方

關聯方名稱	與本公司關係
天津市排水公司	同受市政局監控的國營企業或公司
天津市市政道橋建築工程公司	同受市政局監控的國營企業或公司
天津市第一市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市第二市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市第三市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市第五市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市城建集團有限公司	同受市政局監控的國營企業或公司
天津市排水管理處	同受市政局監控的國營企業或公司
天津市排水管理處第二排水管理所	同受市政局監控的國營企業或公司
天津市排水管理處第四排水管理所	同受市政局監控的國營企業或公司
天津市排水工程公司	同受市政局監控的國營企業或公司
天津市排水工程公司二分公司	同受市政局監控的國營企業或公司
天津市道路橋樑管理處	同受市政局監控的國營企業或公司
天津市道路橋樑管理處第一道路管理所	同受市政局監控的國營企業或公司
天津市道路橋樑管理處第三道路管理所	同受市政局監控的國營企業或公司
天津市市政工程設計研究院	同受市政局監控的國營企業或公司

28 關聯交易

於2002年內，本集團與若干關聯方在日常營運中進行的重大交易如下：

關聯方名稱	交易性質	2002年度 *人民幣千元*	2001年度 *人民幣千元*
收入：			
天津市排水公司	污水處理服務費收入*（註釋(a)）*	**399,665**	417,944
天津市排水公司	承建污水處理廠工程收入*（註釋(b)）*	**183,536**	91,013
天津市政投資有限公司	海河橋建設管理收入*（註釋(c)）*	**4,812**	2,729
支出：			
道橋公司	道路維修及保養開支*（註釋(d)）*	**2,750**	2,750
天津市政投資有限公司	辦公室租賃費用*（註釋(e)）*	**1,050**	450
李偉斌律師行	法律顧問費*（註釋(f)）*	**1,348**	1,921
天津市第二市政公路工程有限公司	乾化塘清淤費*（註釋(g)）*	**7,355**	—
污水處理廠建設：			
關聯建設商	應支付污水處理廠建設成本*（註釋(h)）*	**344,010**	186,940
污水處理在建工程項目收購：			
天津市排水公司	完成了收購三個污水處理廠在建工程項目的移交	**附註1(a)(ii)**	—

註釋：

(a) 此乃本公司按照一份《污水處理委託協議》提供污水處理服務予天津市排水公司所應取得的收入，詳見附註1(a)(i)。

(b) 此乃本公司根據與排水公司簽訂的《污水處理（擴建）在建工程收費協議》而承建三個污水處理廠在建工程所應取得的收入，詳見附註1(a)(ii)。

28 關聯交易 *(續)*

註釋：(續)

(c) 此乃本公司提供海河橋項目管理服務予控股股東所應取得的收入，詳見附註1(c)。

(d) 根據一份道路維修養護委託協議，天津市市政道橋建築工程公司(「道橋公司」)向本公司提供有關東南半環城市道路的維修及養護服務，並按中國建設部不時發出的《全國市政工程設施養護維修估算指標》(建設部城[1993]第412號文件)所規定的費率收取費用。

(e) 此乃本公司按照兩份分別於2000年10月10日及2002年4月7日簽訂的辦公室租賃協議應支付控股股東的辦公室租賃費用。根據該等協議，本公司向控股股東租用其物業作為辦公室，租金共計每年人民幣1,050,000元(2001：人民幣450,000元)。每三年按一名獨立評估師厘定的市場價格予以調整。

(f) 此乃本公司支付李偉斌律師行的法律咨詢費用。李偉斌律師曾於2001年度及於本年內受聘本公司獨立董事之職。根據2002年4月16日召開的本公司第十次股東大會決定，李偉斌自股東大會之日起不再擔任本公司獨立非執行董事之職。

(g) 此乃本公司根據與天津第二市政公路工程有限公司簽訂的《紀庄子污水處理廠乾化塘清淤承包合同》而支付的乾化塘清淤費。

(h) 此乃本公司於2002年內發生的應支付予關聯方的污水處理廠建設成本：

關聯方名稱	**2002年度** *人民幣千元*	2001年度 *人民幣千元*
天津市第一市政公路工程有限公司	**1,654**	15,022
天津市第二市政公路工程有限公司	**63,125**	7,791
天津市第三市政公路工程有限公司	**8,992**	6,899
天津市第五市政公路工程有限公司	**47,827**	12,311
天津市城建集團有限公司	**195,820**	130,611
天津市排水管理處	**300**	—
天津市排水管理處第二排水管理所	**1,300**	800
天津市排水管理處第四排水管理所	**1,000**	—
天津市排水工程公司	**8,767**	4,506
天津市排水工程公司二分公司	**750**	—
天津市道路橋樑管理處	**569**	5,000
天津市道路橋樑管理處第一道路管理所	**651**	—
天津市道路橋樑管理處第三道路管理所	**355**	—
天津市市政工程設計研究院	**12,900**	4,000
合計	**344,010**	186,940

(i) 於2002年12月31日，本公司的道路及收費站業務共有十五個收費站。根據一份土地租賃協議，該十五個收費站其中十二個收費站所位處的土地是由天津市市政局永久免費授予本公司作收費站使用。

29 董事酬金

於2002年內，本公司及子公司向本公司董事支付了酬金(包括薪金、房屋津貼及其他津貼)人民幣2,495,000元和替董事支付了退休福利費人民幣22,000元，共計人民幣2,517,000元(2001年：人民幣2,280,000元)，其中包括向獨立非執行董事支付之酬金人民幣715,000元(2001年：人民幣780,000元)。

30 重大事項

根據2002年2月28日本公司第2屆董事會第22次會議決定，本公司將按面值發行不超過人民幣12億元的A股可轉換公司債券，該可轉換公司債券每張面值為人民幣100元，期限為5年。該項A股可轉換公司債券的發行已於2002年4月16日召開的第十次股東大會審議通過。目前本公司仍在積極籌備該項債券的發行。

31 會計報表的核准發出

本會計報表於2003年2月20日經由本公司董事會核准發出。



羅兵咸永道會計師事務所

致天津創業環保股份有限公司全體股東
(於中華人民共和國註冊成立之股份有限公司)

本核數師已完成審核第93至128頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二零零二年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例的披露要求妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零三年二月二十日

綜合損益表

截至2002年12月31日止年度
(根據香港普遍採納的會計原則編製)

	附註	2002年 人民幣千元	2001年 人民幣千元
營業額	3	**633,858**	563,207
銷售成本		**(146,136)**	(131,649)
毛利		**487,722**	431,558
其他收入	3	**2,158**	1,208
行政開支		**(46,047)**	(33,623)
其他經營(開支)/收入,淨值		**(726)**	202
經營盈利	4	**443,107**	399,345
財務費用	5	**(14,571)**	—
除税前盈利		**428,536**	399,345
税項	6	**(141,475)**	(131,820)
除税後盈利		**287,061**	267,525
少數股東權益		**175**	109
股東應佔盈利	7	**287,236**	267,634
股息	8	**113,050**	106,400
		人民幣	人民幣
每股盈利	9	**0.22**	0.20

綜合資產負債表

於2002年12月31日
（根據香港普遍採納的會計原則編製）

	附註	2002年 人民幣千元	2001年 人民幣千元
固定資產	11	**2,180,645**	1,312,002
投資證券	13	**4,000**	4,000
流動資產			
存貨	14	**2,440**	2,514
應收賬款	15	**28,704**	132,312
其他應收款及預付賬款		**3,290**	215,688
銀行結餘及現金		**537,929**	260,468
		572,363	610,982
流動負債			
應付賬款		**1,862**	209
預收賬款	16	**89,597**	—
其他應付款	17	**202,808**	187,802
應付稅項		**9,225**	26,594
短期銀行貸款，無抵押	18	**30,000**	—
		333,492	214,605
流動資產淨額		**238,871**	396,377
		2,423,516	1,712,379
資金來源：			
股本	19	**1,330,000**	1,330,000
資本公積	20	**69,289**	69,289
盈餘公積	20	**84,335**	41,250
保留盈餘	20	**258,450**	127,349
擬派末期股息	20	**113,050**	106,400
股東權益		**1,855,124**	1,674,288
少數股東權益		**1,716**	1,891
長期負債	21	**566,676**	36,200
		2,423,516	1,712,379

馬白玉
董事

安品東
董事

資產負債表

於2002年12月31日
（根據香港普遍採納的會計原則編製）

	附註	2002年 人民幣千元	2001年 人民幣千元
固定資產	11	**2,088,290**	1,308,689
附屬公司	12	**18,000**	18,000
投資證券	13	**4,000**	4,000
流動資產			
存貨	14	**2,440**	2,514
應收賬款	15	**28,232**	132,312
其他應收款及預付賬款		**1,331**	215,556
銀行結餘及現金		**515,507**	208,770
		547,510	559,152
流動負債			
應付賬款		**414**	199
預收賬款	16	**89,597**	—
其他應付款	17	**200,879**	187,778
應付税項		**9,225**	26,594
		300,115	214,571
流動資產淨額		**247,395**	344,581
		2,357,685	1,675,270
資金來源：			
股本	19	**1,330,000**	1,330,000
資本公積	20	**69,289**	69,289
盈餘公積	20	**84,335**	41,250
保留盈餘	20	**261,011**	128,331
擬派末期股息	20	**113,050**	106,400
股東權益		**1,857,685**	1,675,270
長期負債	21	**500,000**	—
		2,357,685	1,675,270

馬白玉
董事

安品東
董事

綜合權益變動報表

截至2002年12月31日止年度
（根據香港普遍採納的會計原則編製）

	2002年 人民幣千元	2001年 人民幣千元
於一月一日之總權益	**1,674,288**	1,406,654
本年度盈利	**287,236**	267,634
股息	**(106,400)**	—
於十二月三十一日之總權益	**1,855,124**	1,674,288

綜合現金流量表

截至2002年12月31日止年度
(根據香港普遍採納的會計原則編製)

	附註	2002年 人民幣千元	經重列 2001年 人民幣千元
經營產生之現金流入淨額	22(a)	**518,192**	295,204
支付中國所得稅		**(158,844)**	(108,853)
經營活動之現金流入淨額		**359,348**	186,351
投資活動			
購置固定資產		**(373,802)**	(13,130)
收購在建工程相關資產負債所收到的現金	1(a)(ii)	**354,362**	—
收取利息		**2,158**	1,208
購入投資證券		**—**	(4,000)
投資活動之現金流出淨額		**(17,282)**	(15,922)
籌資活動前之現金流入淨額		**342,066**	170,429
籌資活動			
應付新借貸款		**30,000**	—
長期負債之專項應付款的增加	22(b)	**30,476**	36,200
少數股東資本投入	22(b)	**—**	2,000
支付借款利息		**(20,899)**	—
派發股息		**(104,182)**	—
籌資之現金(流出)/流入淨額		**(64,605)**	38,200
銀行結餘及現金之增加		**277,461**	208,629
一月一日之銀行結餘及現金		**260,468**	51,839
十二月三十一日之銀行結餘及現金		**537,929**	260,468

1 公司簡介及主要業務的經營模式

天津創業環保股份有限公司（「本公司」）是於1993年6月8日在中華人民共和國（「中國」）註冊成立的股份有限公司，本公司的主要經營業務包括污水處理及污水處理廠建設業務，道路及收費站業務和海河橋項目管理業務。本公司附屬公司的詳情及主要業務列示於本會計報表附註12。

以下是本公司主要業務的經營模式：

(a) 污水處理及污水處理廠建設業務

(i) 污水處理業務

污水處理業務是按照於2000年10月10日簽訂的《污水處理委託協議》執行的。根據該協議，本公司東郊及紀庄子污水處理廠將按協議中訂明的計價公式釐定的價格向天津市排水公司提供污水處理服務。天津市排水公司（「排水公司」）是在中國成立的國有企業，並受天津市市政工程局（「市政局」）監控。計價公式可令污水處理業務全面彌補實際的經營成本，包括固定資產的折舊及攤銷（但不包括利息開支及外滙損益）和賺取按污水處理業務相關固定資產（定義見協議）的每月平均賬面淨值的年度平均數計算的15%回報，以及獲得節省成本或當實際處理量超過協議規定的最低處理量時的獎勵計價調整。

(ii) 污水處理廠建設業務

本公司於2001年9月24日與排水公司簽訂了《咸陽路污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠（擴建）在建工程轉讓協議》和《北倉污水處理廠在建工程轉讓協議》（「轉讓協議」）。於簽署日起，本公司開始承擔建設咸陽路污水處理廠在建工程、紀庄子污水處理廠（擴建）在建工程和北倉污水處理廠在建工程（「三個污水處理廠在建工程」）並投入建設三個污水處理廠在建工程之資金。根據該等轉讓協議，本公司除了收購該三個污水處理廠在建工程項目外，排水公司亦應將建設該三個污水處理廠在建工程而取得的相當於人民幣14.6億元的三家銀行的信貸額度在收購完成日轉入本公司。

1 公司簡介及主要業務的經營模式*(續)*

(a) 污水處理及污水處理廠建設業務*(續)*

(ii) 污水處理廠建設業務*(續)*

本公司同時於2001年9月24日與排水公司簽訂了《污水處理(擴建)在建工程收費協議》(「建設收費協議」)。根據該協議,在上述三個污水處理廠在建工程建設期間,排水公司同意支付而本公司同意收取建設費用,作為鼓勵本公司承擔建設該三個污水處理廠在建工程之報酬。建設收費總額為每座污水處理廠在建設期間(從2001年9月24日起至污水處理廠完成投入使用止)各年度/期間的估計所需建設成本簡單平均數的23.7%之總和。據此計算,本公司就建設該三個污水處理廠在建工程項目可收取之建設費用總額約為人民幣11.7億元。按照建設收費協議,排水公司應每月根據本公司編撰的有關各項目當月之估計完成百分比向本公司預支建設費用,然後在每季度結束時,根據獨立測量師或工程師對已完成工程量之核定作出相應調整。同時,根據該協議,該三個污水處理廠在建工程投入經營後,本公司和排水公司的權利義務關係將按照《污水處理委托協議》執行。

1 公司簡介及主要業務的經營模式 *（續）*

(a) 污水處理及污水處理廠建設業務 *（續）*

(ii) 污水處理廠建設業務 *（續）*

目前，本公司已取得三家銀行其中一家的約人民幣7.4億元的銀行信貸額度，其餘兩家銀行的相當於人民幣7.2億元的銀行信貸額度的轉移尚在積極辦理中。根據本公司律師的意見，上述未完成的銀行信貸額度的轉移對在建工程轉讓並不構成實質性影響，排水公司其後對此亦作出了書面確認。因此，本公司於2002年10月30日公告已完成對該三個污水處理廠在建工程的收購。為了便於雙方的財務處理，雙方決定以2002年12月31日為該三個污水處理廠在建工程的資產及負債移交清算日，並且按以下數據於當天進行結算。

	人民幣千元
資產：	
一本公司收到排水公司轉來銀行存款	(354,362)
一本公司支付排水公司截止2001年9月24日三個污水處理廠在建工程之代價	(137,892)
一其他相關資產	(679)
本公司應付排水公司移交資產金額	(492,933)
負債：	
本公司接收排水公司轉來的銀行貸款	500,000
本公司於三個污水處理廠在建工程相關資產及負債移交完成時應收排水公司淨額	**7,067**
本公司應收排水公司的三個污水處理廠在建工程建設費餘額	71,401
本公司應付排水公司之墊付建設工程款的餘額	(273,630)
本公司於收購完成前應付排水公司款項淨額	**(202,229)**
排水公司應預付本公司10%的建設費用總額的餘下尚未預付部分	**89,597**
本公司應付排水公司淨額	**(105,565)**

1 公司簡介及主要業務的經營模式*(續)*

(a) 污水處理及污水處理廠建設業務*(續)*

(ii) 污水處理廠建設業務*(續)*

此外，排水公司同意將積極協助本公司辦理其餘兩家銀行貸款的主體由排水公司變更為本公司的餘下手續。同時，排水公司保證該等貸款或同等／類似條件的貸款最終能夠轉入本公司以使本公司能夠如期完成該三個污水處理廠在建工程的建設。

上述三個污水處理廠建設工程項目的情況如下：

	咸陽路污水處理廠建設項目	**紀庄子污水處理廠擴建項目**	**北倉污水處理廠建設項目**
位置	中國天津	中國天津	中國天津
建成後的每天處理量(萬立方米)	45	28	10
預計完工日期	2004年末	2003年末	2005年末
預計自2001年9月24日起至污水處理廠完成建設並投入使用止需投入的建設成本(人民幣億元)	11.34	9.78	3.66
預計建設收費(人民幣億元)	5.89	3.17	2.64
已完成工程量百分比(扣除收購價)			
—於2001年12月31日	6.0%	14.4%	3.8%
—於2002年12月31日	19.7%	45.1%	6.1%
已確認建設收費(人民幣億元)			
—於2001年12月31日	0.35	0.46	0.10
—於2002年12月31日	1.16	1.43	0.16

1 公司簡介及主要業務的經營模式 *(續)*

(b) 道路及收費站業務

本公司擁有於天津城市道路及入城的公路交界設立收費站的權利，並可於該等收費站向進入天津城市的所有汽車(於天津登記或根據有關中國法規及規例獲豁免支付路費的車輛除外)收取路費，期限至2029年2月28日止。

(c) 海河橋項目管理業務

本公司於2001年9月24日與天津市政投資有限公司(「市政投資」)簽訂了《中環線東南半環海河大橋項目委託管理合同》。市政投資目前擁有該海河橋項目，根據該管理合同，本公司將向市政投資提供有關建造該海河橋之項目管理服務，並於海河橋建設期間收取總計人民幣10,650,000元的約定管理費用。預計海河橋將於2003年初建成。

本公司將於海河橋建設期間按照海河橋完工百分比每月收取管理費。海河橋在個別期間／年度已完成進度百分比乃根據有資格的獨立測量師或工程師所發出之證書而釐定。該管理合同亦規定，倘若海河橋之實際建設成本低於或超出若干預算數額，則本公司將於完成建設海河橋時獲得若干獎金或接受若干罰款。

2 主要會計政策

本賬目乃按照香港公認會計原則及香港會計師公會頒佈之會計標準編製。賬目並依據歷史成本常規法編製。

於本年度，本集團採納下列由香港會計師公會頒佈之會計準則，該等會計準則於二零零二年一月一日或以後開始之會計期間生效：

會計準則第1號(經修訂)：	「財務報表之呈報」
會計準則第11號(經修訂)：	「外幣換算」
會計準則第15號(經修訂)：	「現金流量表」
會計準則第33號：	「終止經營」
會計準則第34號(經修訂)：	「僱員福利」

除綜合權益變動報表及綜合現金流量表的呈報格式改變外，採納此等新及經修訂會計實務準則對本集團之業績並無重大影響。若干比較數字已重新分類以符合此會計年度的呈列格式。

編製2002年賬目所採納的會計政策如下：

(a) 綜合基準

綜合賬目包括本公司及各附屬公司截至12月31日止之賬目。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

(b) 附屬公司

附屬公司是指本公司持有其股本權益超過50%以上，作為長期投資並在其管理委員會上擁有多數表決權的公司。

本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

2 主要會計政策(續)

(c) 固定資產

固定資產是按成本減累計折舊/攤銷及累積減值虧損列賬。

土地使用權的攤銷(不包括與道路及收費站業務有關的土地使用權的攤銷)是按照土地使用權50年期以直線法攤銷其成本計算。

道路的折舊及有關道路及收費站業務的土地使用權攤銷是按照交通流量法計提。根據此種方法,折舊和攤銷乃按有關期間的實際交通流量佔該道路獲授經營權利30年期間的預計交通總流量的比例計提。道路及收費站業務的經營單位會在有關道路的營運期間對預計交通總流量作定期審查。假如認為合適,將會進行獨立專業交通流量研究。倘若預計交通總流量出現重大變動,則將會作出適當的調整。

房屋及建築物的折舊是根據有關租賃期或道路及收費站的剩餘經營權利期限或其預計的可使用期限(以較短者為准)按直線法攤銷成本減累計減值虧損計算。折舊所採納的期限介乎10至50年不等。

其它有形固定資產以直線法按其成本減去預計殘值及累計減值虧損後在估計的使用年限內平均計提。估計可使用期限如下:

廠房及機器設備	10至30年
運輸車輛及其他	5至40年

在建工程指正在興建中或安裝中的資本性資產,以實際發生的支出作為工程成本入賬。成本的計價包括建築費用及其他直接費用、機器設備原價、安裝費用,還包括在達到預定可使用狀態之前為在建工程項目專門借款並實際用於該項目所發生的借款費用。在建工程在達到預定可使用狀態時轉入固定資產。

恢復固定資產至其正常運作能力所產生的主要費用計入利潤表中。改善固定資產的有關開支則被資本化,並按其對本集團的估計可使用期限攤銷。

2 主要會計政策*(續)*

(c) 固定資產*(續)*

在每年結算日，均須研究內外資訊以評估固定資產是否出現減值。如有跡象顯示資產出現減值，則估計資產之可收回價值，及(如適用)將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益表入賬。

出售固定資產的收入或虧損是指銷售所得款項淨額與有關資產的賬面值之間的差額，並於損益表入賬。

(d) 投資證券

投資證券均以成本值減除減值準備列賬。

每項投資證券的期末價值均在每年資產負債表日進行重新審核，以確定該投資證券的市場公允價值是否已低於其賬面值。假若價值下跌並非暫時性，該投資證券的賬面值將減至市場公允價值入賬。由此產生的減值金額將在損益表中作為費用確認。在導致耗蝕之情況及事項出現及有具說服力證明新的情況及事項可持續時，減值金額在損益表內撥回。

(e) 存貨

存貨包括原材料、零部件及低值耗品。

原材料乃按成本及可變現淨值二者中較低者計價。零部件及低值耗品按成本減陳舊庫存準備列賬。存貨的發出按加權平均成本核算。

(f) 應收賬款

凡被視為屬呆賬之應收賬款，均提撥準備。在資產負債表內列賬之應收賬款已扣除有關的準備金。

2 主要會計政策（續）

(g) 收入確認

污水處理服務收入於提供服務時確認。污水處理廠建設費收入按照污水處理廠建設期間的完工百分比確認。完工百分比根據獨立測量師或工程師所發出之證書而釐定。

公路收費收入於收取時確認。

海河橋項目管理費收入於海河橋建設期間按照完工百分比確認，完工百分比乃根據獨立測量師或工程師所發出之證書而釐定。

利息收入於計及尚未償還的本金額及適用的利率後，按時間比例基準確認。

(h) 維修及保養費用

維修及保養費用按其實際發生額計入損益表。

(i) 借貸成本

凡直接與購置、興建或生產某項資產（該資產必須經過頗長時間籌備以作預定用途或出售）有關之借貸成本，均資本化為資產之部分成本。

所有其他借貸成本均於發生年度內在損益表中支銷。

(j) 撥備

當集團因已發生的事件須承擔現有之法律性或推定性的責任，而解除責任時有可能消耗資源，並在責任金額能夠可靠地作出估算的情況下，需確立撥備。當集團預計撥備款可獲償付，例如有保險合約作保障，則將償付款確認為一項獨立資產，惟只能在償付款可實質地確定時確認。

2 主要會計政策 *(續)*

(k) 退休福利

本集團參與天津市政府退休統籌基金計劃，該計劃規定本集團每年按現有僱員薪金的20%提撥作為供款。根據該計劃本集團現有在職與退休僱員的退休福利由該統籌基金承擔。本集團的供款於發生時計入損益表。

(l) 遞延税項

遞延税項為税務申報計算的利潤與會計報表列示的利潤因確認時間不同引起的差異，倘預期於可預見的未來需支付該負債或可收取該資產，則按當期税率計算。

(m) 經營租賃

所有收益和風險都由出租方承擔的租賃為經營租賃。租賃支出在租賃期間以直線法計入當期損益表。

(n) 外幣換算

本集團之賬目及記錄以人民幣入賬。

外幣交易按交易日中國人民銀行公佈的滙率換算為人民幣。於會計報表結算日以外幣為單位的貨幣性資產及負債按當日中國人民銀行公佈的滙率換算為人民幣。所有滙兑損益均在損益表中處理。

3 營業額、收益及分部資料

本集團目前從事污水處理、污水處理廠建設、城市道路及收費站和海河橋項目管理業務。本年度的已確認收入如下：

(a) 本集團的營業額及其他收入分析

	2002年 ***人民幣千元***	2001年 *人民幣千元*
營業額		
污水處理收入	**377,684**	394,957
污水處理廠建設費收入	**173,442**	86,007
	551,126	480,964
路費收入	**78,185**	79,663
海河橋項目管理費收入	**4,547**	2,580
	633,858	563,207
其他收入		
利息收入	**2,158**	1,208
總收入	**636,016**	564,415

根據中國稅法，本集團業務須繳納按經營收益5%計算的營業稅及按營業稅款10%計算的政府附加稅。本年度的營業稅及政府附加稅為人民幣36,891,000元(2001年：人民幣32,779,000元)，此金額於計算營業額時已從本集團業務之經營收入中扣除。

3 營業額、收益及分部資料(續)

(b) 業務分部資料

	污水處理及污水處理廠建設 2002年 人民幣千元	道路及收費站 2002年 人民幣千元	海河橋項目管理 2002年 人民幣千元	集團 2002年 人民幣千元
營業額	551,126	78,185	4,547	633,858
分部業績	386,480	38,585	3,471	428,536
稅項				(141,475)
除稅後盈利				287,061
少數股東權益				175
股東應佔盈利				287,236
分部資產	2,204,090	547,887	1,031	2,753,008
證券投資				4,000
總資產				2,757,008
分部負債	858,479	30,236	10	888,725
未分配負債				11,443
總負債				900,168
資本開支	920,869*	2,859	—	923,728
折舊及攤銷	40,094	10,780	—	50,874

* 資本開支包括從排水公司轉入的在建工程項目及其他固定資產的添置。

3 營業額、收益及分部資料*(續)*

(b) 業務分部資料*(續)*

	污水處理及污水處理廠建設	道路及收費站	海河橋項目管理	集團
	2001年	2001年	2001年	2001年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額	480,964	79,663	2,580	563,207
分部業績	356,756	40,671	1,918	399,345
税項				(131,820)
除税後盈利				267,525
少數股東權益				109
股東應佔盈利				267,634
分部資產	1,326,255	593,999	2,730	1,922,984
證券投資				4,000
總資產				1,926,984
分部負債	199,868	24,192	151	224,211
應付税項				26,594
總負債				250,805
資本開支	6,865	6,265	—	13,130
折舊及攤銷	39,051	14,243	—	53,294

由於本集團所有的業務均在中國發生，故不呈列地區分部資料。

4 經營盈利

經營盈利已扣除下列項目：

	2002年 *人民幣千元*	2001年 *人民幣千元*
折舊及攤銷	**50,874**	53,294
員工成本，包括退休福利成本人民幣3,366,000元（2001：人民幣2,206,000元）	**40,360**	33,302
維修及保養費用	**28,014**	19,644
土地及房屋經營租賃租金	**1,070**	533
核數師酬金	**4,138**	2,800
清理固定資產虧損	**1,088**	188

5 財務費用

	2002年 *人民幣千元*	2001年 *人民幣千元*
利息支出	**20,899**	–
減：資本化利息	**(6,328)**	–
	14,571	–

6 稅項

由於本公司在香港並無應課稅利潤，故並未作出香港利得稅撥備（2001：無）。稅項為中國所得稅，已按本集團業務應課稅利潤之33%計算。

於2002年12月31日，本集團沒有重大未作出撥備之遞延稅項（2001年：無）。

7 股東應佔盈利

計入本公司賬目之股東應佔盈利為人民幣288,815,000元（2001年：人民幣268,616,000元）。

8 股息

	2002年 *人民幣千元*	2001年 *人民幣千元*
擬派末期股息每十股人民幣0.85元 (2001年： 每十股人民幣0.8元)	**113,050**	106,400

根據2003年2月20日本公司第2屆董事會第29次會議決定，本公司以截至2002年12月31日止之總股本1,330,000,000股為基數，每10股擬派末期股息人民幣8角5分(含稅)予股東，共計人民幣113,050,000元(2001年：每10股擬派末期股息人民幣8角(含稅)予股東，共計人民幣106,400,000元)。此項擬派股息並無於本賬目中列作應付股息，惟將於截至2003年12月31日止年度列作保留盈餘分派。

9 每股盈利

每股盈利根據本年度股東應佔盈利人民幣287,236,000元(2001年：人民幣267,634,000元)以及年內已發行普通股1,330,000,000股(2001年：1,330,000,000股)計算。

10 董事及高級管理人員酬金

(a) 董事酬金

於年內支付予本公司董事的酬金如下:

	2002年 *人民幣千元*	2001年 *人民幣千元*
袍金	**715**	780
薪金及其他酬金	**1,780**	1,480
退休金供款	**22**	20
	2,517	2,280

上述金額包括向獨立非執行董事支付之酬金人民幣715,000元(2001年:人民幣780,000元)。

於年內概無本集團董事收到報酬高於港幣1,000,000元。

(b) 五位最高薪酬人士

本公司最高薪酬之五位人士包括3名(2001年:3名)本公司董事,其酬金已載於上文分析。其餘2名(2001年:2名)最高薪酬人士之酬金分析如下:

	2002年 *人民幣千元*	2001年 *人民幣千元*
薪金及其他酬金	**715**	550
退休金供款	**14**	13
	729	563

11 固定資產

(a) 集團

	土地使用權	道路	房屋及建築物	廠房及機器設備	運輸車輛及其他	在建工程 *(註釋(ii))*	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
成本值							
於2002年1月1日	651,085	185,418	656,897	209,456	51,863	—	1,754,719
添置	13	—	—	2,564	5,202	915,949	923,728
清理報廢	—	—	(1,020)	(109)	(529)	—	(1,658)
本年轉至在建工程	—	—	—	(3,123)	—	—	(3,123)
於2002年12月31日	651,098	185,418	655,877	208,788	56,536	915,949	2,673,666
累計折舊／攤銷							
於2002年1月1日	27,743	29,074	244,430	115,962	25,508	—	442,717
本年度折舊及攤銷	14,598	5,978	15,113	10,224	4,961	—	50,874
清理報廢	—	—	(132)	(64)	(374)	—	(570)
於2002年12月31日	42,341	35,052	259,411	126,122	30,095	—	493,021
賬面淨值							
於2002年12月31日	608,757	150,366	396,466	82,666	26,441	915,949	2,180,645
於2001年12月31日	623,342	156,344	412,467	93,494	26,355	—	1,312,002

11 固定資產*(續)*

(b) 公司

	土地使用權	道路	房屋及建築物	廠房及機器設備	運輸車輛及其他	在建工程 *(註釋(ii))*	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
成本值							
於2002年1月1日	651,085	185,418	656,897	207,836	50,170	—	1,751,406
添置	13	—	—	1,061	4,614	825,625	831,313
清理報廢	—	—	(1,020)	(109)	(529)	—	(1,658)
於2002年12月31日	651,098	185,418	655,877	208,788	54,255	825,625	2,581,061
累計折舊／攤銷							
於2002年1月1日	27,743	29,074	244,430	115,962	25,508	—	442,717
本年度折舊及攤銷	14,598	5,978	15,113	10,224	4,711	—	50,624
清理報廢	—	—	(132)	(64)	(374)	—	(570)
於2002年12月31日	42,341	35,052	259,411	126,122	29,845	—	492,771
賬面淨值							
於2002年12月31日	608,757	150,366	396,466	82,666	24,410	825,625	2,088,290
於2001年12月31日	623,342	156,344	412,467	91,874	24,662	—	1,308,689

11 固定資產(續)

註釋:

(i) 本集團的所有土地、道路、房屋及建築物和廠房均位於中國境內,並按中期租約50年期持有。

(ii) 在建工程包括:

	集團		公司	
	2002年	2001年	**2002年**	2001年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
公司				
咸陽路污水處理廠建設項目	**281,677**	—	**281,677**	—
紀庄子污水處理廠擴建項目	**518,147**	—	**518,147**	—
北倉污水處理廠建設項目	**25,801**	—	**25,801**	—
	825,625	—	**825,625**	—
附屬公司				
紀庄子污水回用工程	**90,324**	—	—	—
	915,949	—	**825,625**	—

本公司三個污水處理廠在建工程包括以下數額:

		人民幣千元
(1)	自2001年9月24日(在建工程轉讓協議簽署日)至2002年12月31日(在建工程的資產及負債移交清算日)發生的污水處理廠建設費用(原記在其他應收款及預付賬款賬目,於收購完成時轉入在建工程賬目)	687,733
(2)	按轉讓協議規定收購三個污水處理廠在建工程於2001年9月24日之代價*(附註1(a)(ii))*	137,892
		825,625

12 附屬公司

	公司	
	2002年	2001年
	人民幣千元	*人民幣千元*
在中國的非上市投資，按成本值	**18,000**	18,000

附屬公司的資料如下：

公司名稱	註冊地及營業地及法律實體性質	主要業務	註冊資本	所佔直接權益百分比
天津中水有限責任公司	中國，有限責任公司	中水生產、中水設施開發建設及中水技術諮詢	人民幣 20,000,000	90%

13 投資證券

	集團與公司	
	2002年	2001年
	人民幣千元	*人民幣千元*
在中國的非上市投資，按成本值	**4,000**	4,000

14 存貨

	集團與公司	
	2002年	2001年
	人民幣千元	*人民幣千元*
原材料	**2,022**	2,230
零部件和低值易耗品	**418**	284
	2,440	2,514

15 應收賬款

應收賬款明細如下：

	集團		公司	
	2002年	2001年	**2002年**	2001年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應收排水公司				
— 污水處理收入 *(附註1(a)(i))*	**27,201**	44,719	**27,201**	44,719
— 污水處理廠建設費收入 *(附註1(a)(ii))*	**—**	84,864	**—**	84,864
應收市政投資海河橋項目管理收入 *(附註1(c))*	**1,031**	2,729	**1,031**	2,729
其他	**472**	—	**—**	—
合計	**28,704**	132,312	**28,232**	132,312

上述應收賬款賬齡均不超過一年。

16 預收賬款

按建設收費協議（附註1(a)(ii)）規定，排水公司應向本公司預付三個污水處理廠在建工程建設費總金額的10%計人民幣117,052,000元；同時，本公司各期間／年度向排水公司收取的建設費收入中的10%部分應冲抵該預付款。年末預收賬款為該預付款的剩餘尚未冲抵金額（已冲抵自2001年9月24日至2002年12月31日止已在本公司賬目上累計確認的建設費收入的10%，人民幣27,455,000元）。

17 其他應付款

	集團		公司	
	2002年	2001年	**2002年**	2001年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應付市政投資 *(註釋(a))*	**4,737**	17,696	**4,737**	17,696
應付建設成本 *(註釋(b))*	**62,240**	135,730	**60,352**	135,730
應付排水公司 *(註釋(c))*	**105,565**	—	**105,565**	—
其他	**30,266**	34,376	**30,225**	34,352
	202,808	187,802	**200,879**	187,778

註釋：

(a) 應付市政投資款項無抵押、不計息且無具體還款期限。

(b) 應付建設成本為本公司建設污水處理廠所發生的建設成本但尚未支付予建設商之金額（附註1(a)(ii)），其中有人民幣22,781,000元（2001年：人民幣99,396,000元）為應付關聯方之金額。

(c) 應付排水公司是由於本公司收購排水公司三個污水處理廠在建工程，按2002年12月31日的各項餘額結算後而產生的淨額（附註1(a)(ii)）。該金額不計息且無固定的還款期。

18 短期銀行貸款，無抵押

短期銀行貸款是本集團附屬公司從上海浦東發展銀行獲得，由市政投資提供保證擔保，年利率為5.76%。

19 股本

	公司	
	2002年	2001年
	人民幣千元	*人民幣千元*
註冊股本、已發行及繳足股本：		
每股面值為人民幣1元之A股（990,000,000股）	**990,000**	990,000
每股面值為人民幣1元之H股(340,000,000股)	**340,000**	340,000
	1,330,000	1,330,000

所有A股及H股在各方面均享有同等權益。

20 儲備

(a) 集團

	資本公積（註釋(i)）人民幣千元	盈餘公積（註釋(ii)）人民幣千元	保留盈餘 人民幣千元	合計 人民幣千元
於2001年1月1日	69,289	1,104	6,261	76,654
當年盈利	—	—	267,634	267,634
由損益表轉入：				
－提取法定盈餘公積金（*註釋(ii)*）	—	26,764	(26,764)	—
－提取法定公益金（*註釋(ii)*）	—	13,382	(13,382)	—
於2001年12月31日	69,289	41,250	233,749	344,288
相當於：				
於2001年12月31日保留盈餘			127,349	
2001年度擬派末期股息			106,400	
			233,749	
於2002年1月1日	**69,289**	**41,250**	**233,749**	**344,288**
當年盈利	**—**	**—**	**287,236**	**287,236**
由損益表轉入：				
－提取法定盈餘公積金（*註釋(ii)*）	**—**	**28,723**	**(28,723)**	**—**
－提取法定公益金（*註釋(ii)*）	**—**	**14,362**	**(14,362)**	**—**
－股息	**—**	**—**	**(106,400)**	**(106,400)**
於2002年12月31日	**69,289**	**84,335**	**371,500**	**525,124**
相當於：				
於2002年12月31日保留盈餘			**258,450**	
2002年度擬派末期股息			**113,050**	
			371,500	

20 儲備 *(續)*

(b) 公司

	資本公積 *(註釋(i))* 人民幣千元	盈餘公積 *(註釋(ii))* 人民幣千元	保留盈餘 人民幣千元	合計 人民幣千元
於2001年1月1日	69,289	1,104	6,261	76,654
當年盈利	—	—	268,616	268,616
由損益表轉入：				
一提取法定盈餘公積金 *(註釋(ii))*	—	26,764	(26,764)	—
一提取法定公益金 *(註釋(ii))*	—	13,382	(13,382)	—
於2001年12月31日	69,289	41,250	234,731	345,270
相當於：				
於2001年12月31日保留盈餘			128,331	
2001年度擬派末期股息			106,400	
			234,731	
於2002年1月1日	**69,289**	**41,250**	**234,731**	**345,270**
當年盈利	**—**	**—**	**288,815**	**288,815**
由損益表轉入：				
一提取法定盈餘公積金 *(註釋(ii))*	**—**	**28,723**	**(28,723)**	**—**
一提取法定公益金 *(註釋(ii))*	**—**	**14,362**	**(14,362)**	**—**
一股息	**—**	**—**	**(106,400)**	**(106,400)**
於2002年12月31日	**69,289**	**84,335**	**374,061**	**527,585**
相當於：				
於2002年12月31日保留盈餘			**261,011**	
2002年度擬派末期股息			**113,050**	
			374,061	

20 儲備 *(續)*

註釋：

(i) 資本公積年末餘額為發行股份產生的股本溢價。資本公積金可用於彌補以前年度虧損或增加股本。

(ii) 盈餘公積包含法定盈餘公積金和法定公益金。

根據本公司章程，應按中國會計制度計算的淨利潤的10%計提法定盈餘公積金(直至此項公積金結餘達註冊資本的50%為止)，及淨利潤的5-10%計提法定公益金。此等金額須在派發股息之前計提。

本公司董事會決定本年度按中國會計制度計算的淨利潤的10%及5%分別計提了法定盈餘公積金人民幣28,723,000元(2001年：人民幣26,764,000元)和法定公益金人民幣14,362,000元(2001年：人民幣13,382,000元)。

(iii) 本公司於2002年12月31日未扣除2002年擬派末期股息前的可供分派的儲備達人民幣374,061,000元(2001年：人民幣234,731,000元)。

21 長期負債

	集團		**公司**	
	2002年	2001年	**2002年**	2001年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
銀行貸款 *(註釋(a))*	**500,000**	—	**500,000**	—
專項應付款 *(註釋(b))*	**66,676**	36,200	**—**	—
	566,676	36,200	**500,000**	—

21 長期負債 *(續)*

註釋:

(a) 長期銀行貸款是從國家開發銀行獲得的銀行貸款,隨本公司收購排水公司三個污水處理廠在建工程而同時轉入本公司。該銀行貸款的信貸額度為人民幣7.4億元,由天津市政局提供保證擔保及以天津市政局擁有業務中的部分收費權作為質押擔保。該銀行貸款利率依據中國人民銀行頒佈的長期借款利率而決定,現時利率為5.76%,銀行貸款需從2004年至2011年分期償還,具體還款期如下:

	集團與公司	
	2002年	2001年
	人民幣千元	*人民幣千元*
一年以內支付	—	—
第二年內支付	**50,000**	—
第三年至第五年內支付	**243,000**	—
五年以後支付	**207,000**	—
	500,000	—

同時,本公司於2002年11月獲得中國光大銀行天津分行同意給予本公司人民幣7億元長期借款的授信額度,期限為9年,年利率為5.76%,擬在本公司資金短缺時,用於三個污水處理廠在建工程項目的建設。此借款事項將交予本公司股東大會審批。

(b) 專項應付款包括人民幣36,000,000元(2001年:人民幣36,000,000元)和人民幣30,000,000元(2001年:無)之專項資金,分別為本公司之附屬公司天津中水有限責任公司按照天津市發展計劃委員會《轉發國家計委關於下達2001年城市污水回用試點項目中央預算內專項資金投資計劃的通知》和《國家計委關於下達2002年缺水城市供水和水源工程(含污水回用示範工程)國家預算內專項資金計劃的通知》規定從天津市政局獲得,並用於天津市紀庄子污水回用工程建設。其餘的專項應付款為該附屬公司從天津市市政府其他部門獲得。以上專項應付款於本年度不計息並只需在具體項目完成後(估計超過一年)才與貸款方商議還款日期和方法。

22 綜合現金流量表附註

(a) 除税前盈利與經營活動產生之現金流入淨額對賬表

	2002年 人民幣千元	經重列 2001年 人民幣千元
除税前盈利	**428,536**	399,345
折舊及攤銷	**50,874**	53,294
清理固定資產虧損	**1,088**	188
利息收入	**(2,158)**	(1,208)
利息支出	**14,571**	—
營運資金變動前之經營盈利	**492,911**	451,619
存貨減少	**74**	340
應收賬款、其他應收款及預付款項減少/(增加)	**100,327**	(335,513)
應付賬款、預收賬款及其它應付款(減少)/增加	**(75,120)**	178,758
經營活動產生之現金流入淨額	**518,192**	295,204

(b) 年內融資變動分析

	少數股東權益		長期負債	
	2002年 ***人民幣千元***	2001年 *人民幣千元*	**2002年** ***人民幣千元***	2001年 *人民幣千元*
於1月1日	**1,891**	—	**36,200**	—
來自融資之現金流入淨額	**—**	2,000	**30,476**	36,200
少數股東分攤附屬公司虧損	**(175)**	(109)	**—**	—
完成收購在建工程結算時轉入的銀行貸款 *(附註1(a)(ii)及21)*	**—**	—	**500,000**	—
於12月31日	**1,716**	1,891	**566,676**	36,200

23 承擔

(a) 資本承擔

	集團		公司	
	2002年	2001年	**2002年**	2001年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
已簽約但未撥備（*註釋(i)*）	**146,710**	137,892	**134,968**	137,892
已批准但未簽約（*註釋(ii)*）	**1,662,955**	2,398,694	**1,650,520**	2,284,194
	1,809,665	2,536,586	**1,785,488**	2,422,086

註釋：

(i) 於2002年12月31日，本公司對污水處理廠在建工程（附註1(a)(ii)）的資本承擔為人民幣134,968,000元。本公司之附屬公司天津中水有限責任公司就天津市紀庄子污水回用工程的資本承擔為人民幣11,742,000元。

(ii) 於2002年12月31日，本公司對自2003年1月1日起至完成建設現有污水處理廠在建項目的預計資本承擔為人民幣1,650,520,000元。本公司之附屬公司天津中水有限責任公司就天津市紀庄子污水回用工程的資本承擔為人民幣12,435,000元。

此外，於年末後2003年2月20日，本公司董事會通過以預計總價不超過人民幣1億元購買一幢位於天津市內的辦公樓作自用及出租用途。

(b) 經營租賃承擔

本集團向市政投資租用辦公室並簽訂了不可撤銷的經營租賃合同。根據合同，於2002年12月31日，本集團需於未來支付之最低租賃費用總額如下：

	集團與公司	
	2002年	2001年
	人民幣千元	*人民幣千元*
一年以內支付	**1,050**	450
第二年至第五年以內	**3,000**	1,800
五年以後支付	**6,075**	6,300
	10,125	8,550

24 關聯交易

於2002年內，本集團與若干關聯方在日常營運中進行的重大交易如下：

關聯方名稱	交易性質	2002年度 人民幣千元	2001年度 人民幣千元
收入：			
排水公司	污水處理服務費收入*（註釋(a)）*	**399,665**	417,944
排水公司	承建污水處理廠工程收入*（註釋(b)）*	**183,536**	91,013
市政投資	海河橋建設管理收入*（註釋(c)）*	**4,812**	2,729
支出：			
道橋公司	道路維修及保養開支*（註釋(d)）*	**2,750**	2,750
市政投資	辦公室租賃費用*（註釋(e)）*	**1,050**	450
李偉斌律師行	法律顧問費*（註釋(f)）*	**1,348**	1,921
天津市第二市政公路工程有限公司	乾化塘清淤費*（註釋(g)）*	**7,355**	—
污水處理廠建設：			
關聯建設商	應支付污水處理廠建設成本*（註釋(h)）*	**344,010**	186,940
污水處理在建工程項目收購：			
排水公司	完成了收購三個污水處理廠在建工程項目的移交	**附註1(a)(ii)**	—

註釋：

(a) 此乃本公司按照一份《污水處理委託協議》提供污水處理服務予天津市排水公司所應取得的收入，詳見附註1(a)(i)。

(b) 此乃本公司根據與排水公司簽訂的《污水處理（擴建）在建工程收費協議》而承建三個污水處理廠在建工程所應取得的收入，詳見附註1(a)(ii)。

(c) 此乃本公司提供海河橋項目管理服務予市政投資所應取得的收入，詳見附註1(c)。

24 關聯交易 *(續)*

註釋：(續)

(d) 根據一份道路維修養護委託協議，天津市市政道橋建築工程公司(「道橋公司」)向本公司提供有關東南半環城市道路的維修及養護服務，並按中國建設部不時發出的《全國市政工程設施養護維修估算指標》(建設部城[1993]第412號文件)所規定的費率收取費用。道橋公司及市政投資均受市政局監控。

(e) 此乃本公司按照兩份分別於2000年10月10日及2002年4月7日簽訂的辦公室租賃協議應支付市政投資的辦公室租賃費用。根據該等協議，本公司向市政投資租用其物業作為辦公室，租金共計每年人民幣1,050,000元(2001：人民幣450,000元)。每三年按一名獨立評估師厘定的市場價格予以調整。

(f) 此乃本公司支付李偉斌律師行的法律咨詢費用。李偉斌律師曾於2001年度及於本年內受聘本公司獨立董事之職。根據2002年4月16日召開的本公司第十次股東大會決定，李偉斌自股東大會之日起不再擔任本公司獨立非執行董事之職。

(g) 此乃本公司根據與天津第二市政公路工程有限公司簽訂的《紀庄子污水處理廠乾化塘清淤承包合同》而支付的乾化塘清淤費。

(h) 此乃本公司於2002年內發生的應支付予關聯方的污水處理廠建設成本：

關聯方名稱	2002年度 *人民幣千元*	2001年度 *人民幣千元*
天津市第一市政公路工程有限公司	1,654	15,022
天津市第二市政公路工程有限公司	63,125	7,791
天津市第三市政公路工程有限公司	8,992	6,899
天津市第五市政公路工程有限公司	47,827	12,311
天津市城建集團有限公司	195,820	130,611
天津市排水管理處	300	—
天津市排水管理處第二排水管理所	1,300	800
天津市排水管理處第四排水管理所	1,000	—
天津市排水工程公司	8,767	4,506
天津市排水工程公司二分公司	750	—
天津市道路橋樑管理處	569	5,000
天津市道路橋樑管理處第一道路管理所	651	—
天津市道路橋樑管理處第三道路管理所	355	—
天津市市政工程設計研究院	12,900	4,000
合計	344,010	186,940

(i) 於2002年12月31日，本公司的道路及收費站業務共有十五個收費站。根據一份土地租賃協議，該十五個收費站其中十二個收費站所位處的土地是由市政局永久免費授予本公司作收費站使用。

25 重大事項

根據2002年2月28日本公司第2屆董事會第22次會議決定，本公司將按面值發行不超過人民幣12億元的A股可轉換公司債券，該可轉換公司債券每張面值為人民幣100元，期限為5年。該項A股可轉換公司債券的發行已於2002年4月16日召開的第十次股東大會審議通過。目前本公司仍在積極籌備該項債券的發行。

26 報表核准

本賬目已於2003年2月20日由本公司董事會核准。

(1) 根據中國會計規則及香港會計原則編製賬目之間出現的重大差異

分別按中國會計規則及香港會計原則編製截至2002年12月31日止年度賬目之間的差異載列如下：

	股東應佔盈利		資產淨值	
	集團	公司	集團	公司
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
按中國會計規則編製	287,236	287,236	1,742,074	1,742,074
冲回根據權益法入賬之附屬公司虧損	—	1,579	—	2,561
2002年擬派末期股息	—	—	113,050	113,050
按香港會計原則編製	287,236	288,815	1,855,124	1,857,685

(2) 全面攤薄和加權平均計算的淨資產收益率及每股收益

項目	報告期利潤（人民幣千元）	淨資產收益率(%) 全面攤薄	淨資產收益率(%) 加權平均	每股收益（人民幣元／股） 全面攤薄	每股收益（人民幣元／股） 加權平均
主營業務利潤	487,722	28.00	28.50	0.37	0.37
營業利潤	429,678	24.66	25.11	0.32	0.32
淨利潤	287,236	16.49	16.78	0.22	0.22
扣除非經常性損益後的淨利潤	288,378	16.55	16.85	0.22	0.22

上述財務指標的計算方法：

全面攤薄淨資產收益率和每股收益的計算公式如下：

全面攤薄淨資產收益率＝報告期利潤÷期末淨資產

全面攤薄每股收益＝報告期利潤÷期末股份總數

加權平均淨資產收益率(ROE)的計算公式如下：

$$ROE = \frac{P}{Eo+Np\div 2+Ei\times Mi\div Mo-Ej\times Mj\div Mo}$$

其中： P為報告期利潤；Np為報告期淨利潤；Eo為期初淨資產；Ei為報告期發行新股或債轉股等新增淨資產；Ej為報告期回購或現金分紅等減少淨資產；Mo為報告期月份數；Mi為新增淨資產下一月份起至報告期期末的月份數；Mj為減少淨資產下一月份起至報告期期末的月份數。

加權平均每股收益(EPS)的計算公式如下：

$$EPS = \frac{P}{So+S1+Si\times Mi\div Mo-Sj\times Mj\div Mo}$$

其中： P為報告期利潤；So為期初股份總數；S1為報告期因公積金轉增股本或股票股利分配等增加股份數；Si為報告期因發行新股或債轉股等增加股份數；Sj為報告期因回購或縮股等減少股份數；Mo為報告期月份數；Mi為增加股份下一月份起至報告期期末的月份數；Mj為減少股份下一月份起至報告期期末的月份數。

(3) 會計報表數據變動幅度達30%(含30%)以上，且佔公司報表日資產總額5%(含5%)或報告期利潤總額10%(含10%)以上的項目分析

	2002年 12月31日 人民幣千元	2001年 12月31日 人民幣千元	差異變動金額及幅度 金額 人民幣千元	 % 	注釋
貨幣資金	537,929	260,468	277,461	107	1
在建工程	915,949	—	915,949	不適用	2
預付賬款	1,871	215,140	(213,269)	(99)	3
應收賬款	28,704	132,312	(103,608)	(78)	4
長期借款	500,000	—	500,000	不適用	5

注釋：

1. 貨幣資金的增加主要是本年度本公司的經營活動產生的現金淨流入所致，本公司2002年度的淨利潤為人民幣2.87億元。

2. 在建工程的增加主要是由於：

   (a) 本年度完成了對三個污水處理廠在建工程的收購，金額為人民幣8.26億元。

   (b) 本公司子公司紀庄子污水回用工程本年增加人民幣9,032萬元。

3. 預付賬款的減少主要是由於本年度完成了對三個污水處理廠在建工程的收購，而將原計在預付賬款中的預付工程建設款轉入在建工程。2001年12月31日，該預付工程款為人民幣2.15億元。

4. 應收賬款的減少主要是由於本公司與排水公司於2002年12月31日對有關三個污水處理廠在建工程相關資產負債進行了結算，將應收排水公司的污水處理款人民幣8,640萬元與應付排水公司款項進行了互抵。

5. 長期借款的增加是由於本公司收購排水公司三個污水處理廠在建工程而同時轉入本公司的國家開發銀行借款人民幣5億元所致。

1. 2002年度本公司無訴訟、仲裁事項。

2. 本報告期內，本公司收購及出售資產、吸收合併事項的簡要情況及進程：

   本公司與天津市排水公司於2001年9月24日簽訂並經2001年11月12日臨時股東大會批准的《北倉污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠(擴建)在建工程轉讓協議》和《咸陽路污水處理廠在建工程轉讓協議》等三個有條件生效協議(相關公告見2001年9月25日《上海證券報》、香港《文滙報》、《The Standard》)，所述的轉讓已於2002年10月30日完成。

   本次關連交易完成公告刊登在2002年10月31日的《上海證券報》、香港《文滙報》和《The Standard》上。

3. 重大關連交易

   本公司的關連交易多為持續關連交易。

   (1) 於2001年9月24日天津市排水公司與本公司簽訂了《北倉污水處理廠在建工程轉讓協議》、《咸陽路污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠(擴建)在建工程轉讓協議》和《在建工程收費協議》，根據上述協議，在報告期內，北倉污水處理廠在建工程、咸陽路污水處理廠在建工程及紀庄子污水處理廠(擴建)在建工程在協議期內實際完成工程工作量人民幣4.99億元，根據《污水處理(擴建)在建工程的收費協議》獲得收入人民幣18,353.6萬元。

   (2) 2001年9月24日天津市政投資有限公司(「天津市政」)與本公司簽訂的《中環線東南半環海河大橋項目委托管理合同》，根據協議，報告期內完成工程量人民幣2.19億，獲得收入人民幣481.2萬元。

   (3) 根據天津市政與天津市排水公司於2000年10月10日訂立的《污水處理委托協議》，天津市排水公司同意聘用天津市政處理污水，為期三十年，而價格是根據計價公式所計的價格計算。天津市排水公司為一家在中國成立的國有企業，並受天津市市政工程局的監控。該協議初步由天津市政與天津市排

水公司訂立，因為在該時期污水處理業務是由天津市政擁有及經營的。在資產置換完成後，天津市政的權利及責任自動轉移予本公司，而本公司代替天津市政成為協議的訂約方。根據計價公式，處理污水的價格是按〔成本加盈利〕的方法，並與（其中包括）污水處理成本和資本投資的固定回報及獎勵金相掛鈎計算。本公司在報告期內處理污水2.1億立方米，根據與排水公司的《污水處理委托協議》獲得人民幣39,966.5萬元的污水處理服務費。

(4) 根據天津市政與天津市市政道橋建築工程公司（「道橋公司」）於2000年10月1日訂立的道路維修養護委托協議及於2000年11月24日訂立的補充協議，道橋公司向天津市政提供有關東南半環城市道路的維修及養護服務。道橋公司為一家於中國成立的公司，並受天津市市政工程局監管。該協議初步由天津市政與道橋公司訂立，因為在該時期東南半環城市道路是由天津市政擁有及經營的。在資產置換完成後，天津市政的權利及責任自動轉讓予本公司，而本公司代替天津市政成為協議的訂約方。根據協議的條款，道橋公司將按建設部不時發出的《全國市政工程設施養護維修估算指標》（建設部成[1993] 412號文）所規定費率向本公司收取費用。

(5) 報告期內，本公司與天津市第二市政公路工程有限公司（「天津二市政」）簽訂提供清理淤泥協議，涉及金額約為人民幣871萬元。由於天津二市政屬天津市市政工程局管轄，與本公司構成關聯方，上述交易即為關聯交易（詳細內容見2002年8月5日《上海證券報》、香港《文滙報》、《The Standard》）。

(6) 報告期內，本公司終止了與天津市政於2000年10月10日簽定的《房屋租賃協議》，並重新簽定了關於租賃天津市政位於天津市和平區貴州路45號的物業作為本公司辦公地址的《房屋租賃協議》，租金為每年人民幣105萬元。報告期內，根據上述兩份協議租金發生額為人民幣105萬元。

(7) 本公司2001年12月31日至2002年12月31日止期間發生的應付關聯方的污水處理建設成本為人民幣34,401萬元。

本公司獨立董事確認上述交易是按一般商業條款進行的。

4. 重大合同及其履行情況

本報告期內本公司各項業務合同履行正常，無重大合同糾紛發生。

(1) 本報告期內本公司沒有重大託管、承包、租賃其他公司資產或其他公司託管、承包、租賃本公司資產的事項。

(2) 本報告期內本公司未發生擔保事項。

(3) 本報告期內本公司沒有發生委託他人進行現金資產管理事項，未來也沒有委託理財計劃。

5. 本報告期或持續到本報告期內，本公司或持股5%以上股東未在指定報刊及網站上刊登任何承諾事項。

6. 本報告期內本公司續聘普華永道中天會計師事務所有限公司和羅兵咸永道會計師事務所擔任本公司審計工作。截至本報告期末止，普華永道中天會計師事務所有限公司已連續為本公司提供8年審計服務。本公司最近二年內支付給會計師事務所的報酬如下：

	2002年 ***人民幣元***	2001年 *人民幣元*	**備註**
財務審計費	**4,134,000**	4,134,000	不包括本公司承擔差旅費等下述其他費用
其他費用	**35,900**	77,700	於2002年12月31日止年度，本公司向其核數師支付的其他費用人民幣35,900元，乃償付本公司核數師在天津履行核數工作過程中所產生的住宿及交通開支。本公司董事確認，支付該筆款項無損本公司核數師的獨立性

上述財務審計費用包括：

(1) 國際及國內審計師2002年中期會計報表審閱和審計及年終會計報表的審計；及

(2) 國際及國內審計師就有關新增業務的相關事宜提供財務諮詢服務。

7. 本報告期內，本公司、本公司董事會及董事、高級管理人員在本報告期內沒有受到中國證監會稽查、中國證監會行政處罰、通報批評、證券交易所公開譴責的情形。

2002年6月28日至7月8日，中國證券監督管理委員會天津證券監管辦公室(以下稱「天津證管辦」)對本公司進行了檢查，認為本公司在公司治理、財務、運作及內控方面存在不足，並於2002年7月22日出具了《限期整改通知書》(津證上市字[2002]8號)。

針對天津證管辦提出的上述問題，本公司具體研究後提出了相應的整改措施以及相應的時間安排(詳細內容見2002年8月22日《上海證券報》、香港《文滙報》和《The Standard》)。

截至本報告期末，上述問題已經基本解決：

(1) 按照《上市公司章程指引》及其他相關規章制度的要求，對《公司章程》進行了修訂、補充，經本公司第二屆董事會第二十六次會議和2002年臨時股東大會審議通過，已經上報國家經貿委和國家外經貿部，並已獲國家經貿委批覆，外經貿部的批覆尚在進行。

(2) 本公司第二屆董事會第二十六次會議通過了經修訂、補充的《股東大會議事規則》、《董事會議事規則》、《監事會議事規則》、《總經理工作細則》和《計提資產減值內部控制制度》，其中經修訂、補充的《股東大會議事規則》、《董事會議事規則》和《監事會議事規則》已經臨時股東大會審議通過。

(3) 公司董事長、總經理馬白玉辭去本公司控股股東天津市政副董事長職務的申請已於2002年12月16日獲得批准，日前馬白玉女仕僅在本公司控股股東擔任董事職務。

(4) 2002年10月16日召開的職工代表大會決議通過委任王暉先生作為職工代表出任公司監事，任期三年，自職工代表大會通過之日起。

(5) 本公司董事會秘書付亞娜女士已經參加了上海證券交易所舉辦的第二十一期董事會秘書培訓。

(6) 本公司董事會會議通知、記錄、總經理辦公會會議記錄等嚴格按照《公司章程》、《董事會議事規則》、《總經理工作細則》等操作、記錄、保管。

(7) 其他整改措施也已經在實際工作中得到改正和完善。

8. 報告期內，本公司執行33%的所得税率，沒有享受所得税優惠政策。

9. 其他重大事項

(1) 本公司於2002年4月16日召開的2001年度股東大會、內資股類別股東大會和H股類別股東大會都通過了發行不超過12億元人民幣A股可轉換債券的決議，並通過了發行A股可轉換債券的具體條款（詳細內容參見2002年4月17日《上海證券報》、香港《文滙報》和《The Standard》）。截至本報告期末止，本公司已將發行A股可轉換債券的相關文件報送至相關部門，相關部門正在審理過程中，本公司正在為此項工作積極努力。

(2) 報告期內，本公司於2002年11月8日通過了英國標準協會BSI太平洋有限公司ISO9000、ISO14000、OHSAS18000整合管理體系審核認證，成為全國污水處理行業第一家將三個國際標準體系整合在一起運行的企業，也為加入WTO後天津市的國有大型企業和上市公司樹立良好的管理形象。

(3) 根據天津市人民政府津政發[2001]80號文件《批轉市勞動和社會保障局擬訂的天津市城鎮職工基本醫療保險規定的通知》，本公司於2002年11月份開始根據該通知規定為職工繳納基本醫療保險，本公司現行的政策是依據該規定為職工繳納的基本醫療保險從福利費總額中支出，不會對本公司造成額外的負擔，也不會影響本公司的盈利情況。

備查文件

1. 載有法定代表人、主管會計工作負責人、會計機構負責人簽名並蓋章的會計報表。

2. 載有會計師事務所蓋章、註冊會計師簽名並蓋章的出具自普華永道中天會計師事務所有限公司及羅兵咸永道會計師事務所2002年度審計報告原件。

3. 本報告期內在中國證監會指定報紙上公開披露過的所有本公司文件的正本及公告原稿。

4. 在其它證券市場公佈的年度報告。

關於召開2002年度股東大會的公告

茲公告天津創業環保股份有限公司(「本公司」)謹訂於2003年4月8日上午十時三十分在中華人民共和國(中國)天津市和平區貴州路45號本公司四樓會議室舉行2002年度股東大會(即本公司第十一次股東大會),藉以處理下列事項:

一、 作為普通決議:

1、 審議本公司在境內外公布的2002年年度報告;

2、 審議經境內外會計師審計的本公司2002年度財務會計報告;

3、 審議本公司2002年度董事會工作報告;

4、 審議本公司2002年度財務決算及2003年度財務預算報告;

5、 審議本公司2002年度利潤分配預案;

6、 審議關於繼續聘任普華永道中天會計師事務所有限公司和羅兵咸永道會計師事務所分別為本公司境內外審計師的建議;

7、 審議本公司2003年度經營發展計劃;

8、 審議本公司2002年度監事會工作報告;

9、 審議本公司第二屆董事會第二十七次會議通過的關於申請咸陽路污水處理廠、北倉污水處理廠及紀庄子污水處理廠三個在建工程項目貸款的議案:

向中國光大銀行天津分行申請固定資產貸款(授信額度)人民幣7億元,期限9年,擬在公司資金短缺時,用於天津市紀庄子污水處理廠(擴建)(含東南郊一帶排水工程)工程項目、天津市咸陽路污水處理廠工程項目和天津市北倉污水處理廠工程項目。該筆貸款的使用須經股東大會討論通過後方可正式實施。

10、 審議延長A股可轉換公司債券方案有效期限的建議：建議將該有效期限自到期日起延長一年。

二、 作為特別決議：

1、 審議關於修訂《董事會議事規則》的議案：

修訂《董事會議事規則》第二章 董事會職權 第五條(十一)項：

原條款為：

(十一) 審議批准本公司金額在500萬元以上，5,000萬元以下，或佔本公司最近經審計的淨資產值10%以下的貸款。

修訂為：

(十一) 審議批准本公司金額在5,000萬元以上，15,000萬元以下或佔本公司最近經審計的淨資產值10%以下(以上兩者之間較高者為準)的貸款。

2、 審議通過關於授權董事會配發及發行不超過現有發行在外的H股股份20%的新股份(H股)的建議(該建議的詳細內容見公司第二屆董事會第二十九次會議公告)：

a) 在c)段及d)段的規限下，根據香港聯合交易所有限公司證券上市規則(不時經修訂)及中華人民共和國(「中國」)公司法，一般及無條件批准本公司董事行使本公司的一切權力，於有關期間內個別或共同配發或發行新股份，及董事行使權力決定配發或發行新股份的條款及條件(包括以下條款)：

(1) 將予發行的新股份的數目；

(2) 新股份的發行價；

(3) 開始及結束發行的日期；

(4) 將予發行予現有股東的新股份的數目；及

(5) 作出或授予可能需要行使該等權力的售股建議、協議及購股權。

b) a)段所述的批准授權本公司董事於有關期間內作出或授予需要或可能需要於有關期間內結束後行使該等權力的售股建議、協議及購股權。

c) 本公司董事根據a)段所述的批准配發或有條件或無條件同意配發（不論是否根據購股權或以其他方式配發）的境外上市外資股的面值總額（不包括根據中國公司法及本公司的公司章程（「公司章程」）以法定公積金化作資本的方式發行的股份）不得超過本公司現已發行境外上市外資股的百分之二十。

d) 根據上文a)段行使權力時，本公司董事必須

(1) 遵守中國公司法及香港聯合交易所有限公司證券上市規則（不時經修訂）；及

(2) 取得中國證券監督管理委員會的批准。

e) 就本決議而言：

「有關期間」乃指本決議案獲通過之日起至下列三者中較早的日期止的期間：

(1) 本決議案獲通過之日後十二個月；

(2) 本公司下屆股東週年大會結束時；及

(3) 股東於股東大會上通過特別決議案撤回或修訂本決議案所述授權之日。

f) 在中國有關部門批准的規限下及根據中國公司法，授權本公司董事於根據上文a)段行使權力時分別將本公司的註冊資本增加至所需的數額。

在中國有關部門批准的規限下，授權董事會對公司章程作出適當及必要的修訂，以反映本公司資本根據此項授權而產生的變動。

三、 其他事項

以上部分內容詳見本公司在網站上公佈的2002年度報告、2002年度報告摘要和第二屆董事會第二十九次會議決議公告。

承董事會命
付亞娜　葉沛森
公司秘書

中國，天津
2003年2月20日

說明：

(1) 本公司將由2003年3月7日至2003年4月8日止(首尾兩天包括在內)暫停辦理H股之過戶登記手續，以確定股東大會之股東名單，股份過戶表格最遲須於2003年3月6日下午4時或之前交回香港證券登記有限公司。就確定派發股息而暫停辦理H股過戶登記手續之日期將於股東大會舉行後另行通知。

(2) 凡有權出席股東大會並有權表決的股東均可委任一位或多位人士(不論該人士是否股東)作為股東代理人，代其出席會議並行使表決權。但委任超過一名股東代理人的股東，其股東代理人只能行使投票方式的表決權。

(3) 股東委託他人出席股東大會及行使表決權須以書面形式委任(委任表格附後)。此等委任表格可由委託人簽署，也可由委托人的授權人簽署。如果該委托表格由委托人的授權人簽署，則委托人授權其簽署的授權書或其他有效授權文件需要經過公證。經過公證的授權書或其他有效授權文件及代理人委任表格，須在大會舉行時間二十四小時前，交回本公司之辦公地址，方為有效。

(4) 擬出席股東大會的股東或股東代理人應於2003年3 月18日或以前，將擬出席會議的書面回覆送達本公司辦公地址的董事會秘書辦公室。回覆可用專人、來函或傳真傳遞。書面回覆請採用所附「回執」或其複印件。

(5) 股東或股東代理人須於出席股東大會時出示本人身份證件，代理人還須攜帶委托人或委托人的授權人簽署的委托表格。

(6) 預期股東大會會議需時半天，往返交通費及食宿自理。

本公司辦公地址： 中國天津市和平區貴州路45號

郵編： 300051

電話： 86-22-23523036

傳真： 86-22-23523100